IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS PORTION OF EXHIBIT 99.2 TO REGISTRATION STATEMENT ON FORM SB-2 (NO. 333-119026) IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549


04043792

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Home Federal Bancorp, Inc. of Louisiana
(Exact Name of Registration as Specified in Charter)

0001302901
(Registrant CIK Number)

Exhibit 99.2 to Registration Statement on Form SB-2
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-119026
(SEC File Number, if Available)

(Name of Person Filing the Document (if Other Than the Registrant))



SIGNATURES

The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Shreveport, State of Louisiana, on the 27th day of September 2004.

HOME FEDERAL BANCORP, INC. OF LOUISIANA

By: /s/ Clyde D. Patterson
Clyde D. Patterson
Executive Vice President

L:\2056\FM-SE-emm-i27.doc

[TEXT APPEARS HERE]

EXHIBITS

LIST OF EXHIBITS

LIST OF EXHIBITS(continued)

EXHIBIT I-1
Home Federal Savings and Loan Association
Map of Office Location

Map of Home FS&LA of Shreveport Locations


Pushpins
Main Office
Branches
Bossier City
Shreveport
L O U I S I A N A
Clyde E Fant Memorial Pkwy
Milam St
Stoner Ave
Allen Ave
Hearne Ave
Lakeshore Dr
Kings Hwy
Jewella Ave
Midway St
Hollywood Ave
Fairfield Ave
Highland Ave
Gilbert Dr
Line Ave
Shreveport Regional Airport
Meriwether Rd
Amelia Ave
Walker Rd
Kingston Rd
173
71
79
185
3032
1
511
3132
171
523
20
49
220
0 mi
1
2
3
4

EXHIBIT I-2
Home Federal Savings and Loan Association
Audited Financial Statements

[Incorporated by Reference]

EXHIBIT I-3

Home Federal Savings and Loan Association

Key Operating Ratios

Selected Operating Ratios(1):		
Average yield on interest-earning assets	5.33%	6.09%
Average rate on interest-bearing Liabilities	2.74	3.29
Average interest rate spread(2)	2.59	2.80
Net interest margin(2)	3.09	3.39
Average interest-earning assets to average interest-bearing liabilities	122.54	121.86
Net interest income after provision for loan losses to non-interest expense	143.80	149.42
Total non-interest expense to average assets	2.12	2.55
Efficiency ratio(3)	62.80	63.39
Return on average assets	.84	.99
Return on average equity	4.40	5.48
Average equity to average assets	19.00	18.08

	At or For the Year Ended June 30,	
	2004	2003
Asset Quality Ratios(4):		
Non-performing loans as a percent of total loans receivable(5)	–%	0.22%
Non-performing assets as a percent of total assets(5)	–	0.07
Non-performing assets as a percent of total assets(5)	–	0.07
Allowance for loan losses as a percent of non-performing loans	11,750.00	335.71
Net charge-offs to average loans receivable	–	–
Capital Ratios(4):		
Tangible capital ratio	19.45%	18.25%
Core capital ratio	19.45	18.25
Total capital ratio	71.21	61.94

---

(1) With the exception of end of period ratios, all ratios are based on average monthly balances during the indicated periods.

(2) Average interest rate spread represents the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities, and net interest margin represents net interest income as a percentage of average interest-earning assets.

(3) The efficiency ratio represents the ratio of non-interest expense divided by the sum of net interest income and non-interest income.

(4) Asset quality ratios and capital ratios are end of period ratios, except for net charge-offs to average loans receivable.

(5) Non-performing assets consist of non-performing loans at June 30, 2004 and 2003. Non-performing loans consist of non-accruing loans plus accruing loans 90 days or more past due. Home Federal Savings and Loan Association did not have any real estate owned or troubled debt restructurings at June 30, 2004 or 2003.

Source: Home Federal's prospectus.

EXHIBIT I-4
Home Federal Savings and Loan Association
Investment Portfolio Composition

	June 30,			
	2004		2003	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In Thousands)			
Securities Held to Maturity:				
Corporate securities	$ 15	$ 15	$ 15	$ 15
FHLB stock	903	903	903	903
Municipal obligations	270	271	815	831
Mortgage-backed securities	1,327	1,394	2,335	2,473
Total Securities Held-to-Maturity	2,515	2,583	4,068	4,222
Securities Available for Sale:				
U.S. government and agency obligations	--	--	70	78
Corporate securities	2,037	2,016	751	750
Mortgage-backed securities	64,745	62,238	50,635	52,131
Total Securities Available-for-Sale	66,782	64,254	51,456	52,959
Total Investment Securities	$69,297	$66,837	$55,524	$57,181

Source: Home Federal's prospectus.

EXHIBIT I-5
Home Federal Savings and Loan Association
Yields and Costs

		Year Ended June 30,					
		2004			2003		
	Yield/ Rate at June 30, 2004	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate
		(Dollars in Thousands)					
Investment securities		$63,902	$3,094	4.84%	$46,522	$2,507	5.39%
Loans receivable		27,277	2,003	7.34	43,912	3,479	7.92
Interest-earning deposits		5,505	57	1.03	9,979	130	1.30
Total interest-earning assets		96,684	5,154	5.33	100,413	6,116	6.09
Non-interest-earning assets		1,558			1,530		
Total assets		$98,242			$101,943		
Interest-bearing liabilities:							
Savings accounts		$5,387	27	.49	$4,935	32	.65
NOW accounts		5,557	12	.22	5,265	15	.29
Money market accounts		4,531	18	.41	4,358	25	.57
Certificate accounts		53,899	1,811	3.36	60,381	2,397	3.97
Total deposits		69,374	1,868	2.69	74,939	2,469	3.30
FHLB advances		9,527	295	3.09	7,459	241	3.23
Total interest-bearing liabilities		78,901	2,163	2.74	82,398	2,710	3.29
Non-interest-bearing liabilities		679			1,112		
Total liabilities		79,580			83,510		
Retained earnings(1)		18,662			18,433		
Total liabilities and retained earnings		$98,242			$101,943		
Net interest-earning assets		$17,783			$18,015		
Net interest income; average interest rate spread(2)			$2,991	2.59%		$3,406	2.80%
Net interest margin(3)				3.09%			3.39%
Average interest-earning assets to average interest-bearing liabilities				122.54%			121.86%

(1) Includes retained earnings and accumulated other comprehensive income (loss).

(2) Interest rate spread represents the difference between the weighted-average yield on interest-earning assets and the weighted-average rate on interest-bearing liabilities.

(3) Net interest margin is net interest income divided by net average interest-earning assets.

Source: Home Federal's prospectus

EXHIBIT I-6
Home Federal Savings and Loan Association
Loan Loss Allowance Activity

	At or For the Year Ended June 30,	
	2004	2003
	(Dollars in Thousands)	
Total loans outstanding at end of period	$23,122	$34,447
Average loans outstanding	27,277	43,912
Allowance for loan losses, beginning of period	235	709
Provision (recovery) for loan losses	--	(474)
Allowance for loan losses, end of period	235	235
Allowance for loan losses as a percent of non-performing loans	11,750.00%	335.71%

Source: Home Federal's prospectus.

EXHIBIT I-7
Home Federal Savings and Loan Association
Interest Rate Risk Analysis

Change in Interest Rates In Basis Points (Rate Shock)	Net Portfolio Value			NPV as % of Portfolio Value of Assets	
	Amount	$ Change	% Change	NPV Ratio	Change
			(Dollars in Thousands)		
300	$10,919	$(8,997)	(45.17)%	12.60%	(7.65)%
200	13,723	(6,193)	(31.10)	15.19	(5.06)
100	16,704	(3,212)	(16.13)	17.73	(2.52)
Static	19,916	--	--	20.25	--
(100)	23,185	3,269	16.41	22.59	2.34

Source: Home Federal's prospectus.

EXHIBIT I-8
Home Federal Savings and Loan Association
Fixed and Adjustable Rate Loans

	Fixed-Rate	Floating or Adjustable-Rate	Total
		(In Thousands)	
One- to four-family residential	$12,939	$7,964	$20,903
Other mortgage	101	--	101
Consumer	1,979	32	2,011
Total	$15,019	$7,996	$23,015

Source: Home Federal's prospectus.

EXHIBIT I-9
Home Federal Savings and Loan Association
Loan Portfolio Composition

	June 30,			
	2004		2003	
	Amount	%	Amount	%
	(Dollars in Thousands)			
Real estate loans:				
One- to four-family residential	$20,903	90.82%	$30,341	93.62%
Other mortgage	101	.44	116	.36
Total real estate loans	21,004	91.26	30,457	93.98
Consumer loans:				
Home equity loans and second mortgage loans	1,077	4.69	1,046	3.23
Savings account	590	2.56	714	2.20
Equity lines of credit	343	1.49	187	.58
Other	1	--	5	.01
Total consumer loans	2,011	8.74	1,952	6.02
Total loans	23,015	100.00%	32,409	100.00%
Less:				
Allowance for loan losses	235		235	
Deferred loan fees	101		183	
Net loans(1)	$22,679		$31,991	

(1) Does not include loans held for sale amounting to $108,000 at June 30, 2004 and $1.2 million at June 30, 2003.

Source: Home Federal's prospectus.

EXHIBIT I-10
Home Federal Savings and Loan Association
Contractual Maturity By Loan Type

	One- to Four-Family Residential	Other Mortgage	Consumer	Total
	(In Thousands)			
Amounts due after June 30, 2004 in:				
One year or less	$ 68	$ --	$ 602	$ 670
After one year through two years	256	--	148	404
After two years through three years	192	14	5	211
After three years through five years	986	--	320	1,306
After five years through ten years	2,650	87	613	3,350
After ten years through fifteen years	4,665	--	323	4,988
After fifteen years	12,086	--	--	12,086
Total	$ 20,903	$101	$2,011	$ 23,015

Source: Home Federal's prospectus.

EXHIBIT I-11
Home Federal Savings and Loan Association
Loan Originations, Purchases and Sales

	Year Ended June 30,	
	2004	2003
	(In Thousands)	
Loan originations:		
One- to four-family residential	$ 5,759	$13,912
Other mortgage	--	--
Consumer	993	1,597
Total loan originations	6,752	15,509
Loans purchased	1,044	1,056
Total loan originations and loans purchased	7,796	16,565
Loans sold	(6,335)	(12,513)
Loan principal repayments	(11,977)	(24,871)
Total loans sold and principal repayments	(18,312)	(37,384)
Decrease due to other items, net (1)	1,202	(326)
Net decrease in loan portfolio	$(9,312)	$(21,145)

(1) Other items consist of deferred loan fees, the allowance for loan losses and loans held for sale at year end.

Source: Home Federal's prospectus.

EXHIBIT I-12
Home Federal Savings and Loan Association
Non-Performing Assets

	June 30,	
	2004	2003
	(Dollars in Thousands)	
Non-accruing loans:		
One- to four-family residential	$--	$--
Other mortgage	--	--
Consumer	--	--
Total non-accruing loans	$--	$--
Accruing loans 90 days or more past due:		
One- to four-family residential	$--	$70
Other mortgage	2	--
Consumer	--	--
Total accruing loans 90 days or more past due	2	70
Total non-performing loans(1)	2	70
Real estate owned, net	--	--
Total non-performing assets	$2	$70
Total non-performing loans as a percent of loans, net	--%	.22%
Total non-performing assets as a percent of total assets	--%	.07%

(1) Non-performing loans consist of non-accruing loans plus accruing loans 90 days or more past due.

Source: Home Federal's prospectus.

EXHIBIT I-13
Home Federal Savings and Loan Association
Deposit Composition

	Year Ended June 30,					
	2004			2003		
	Average Balance	Interest Expense	Average Rate Paid	Average Balance	Interest Expense	Average Rate Paid
	(Dollars in Thousands)					
Savings	$ 5,387	$ 27	.49%	$ 4,935	$ 32	.65%
NOW	5,557	12	.22	5,265	15	.29
Money market	4,531	18	.41	4,358	25	.57
Certificates of deposit	53,899	1,811	3.36	60,381	$2,397	3.97
Total deposits	$69,374	$1,868	2.69%	$74,939	$2,469	3.30%

Source: Home Federal's prospectus.

EXHIBIT I-14
Home Federal Savings and Loan Association
Time Deposit Rate/Maturity

	Balance at June 30, 2004 Maturing in the 12 Months Ending June 30,				
Certificates of Deposit	2005	2006	2007	Thereafter	Total
			(In Thousands)		
Less than 2.00%	$15,705	$2,624	$ 127	$ 31	$18,487
2.00% - 2.99%	3,272	3,634	3,185	993	11,084
3.00% - 3.99%	2,651	974	242	3,323	7,190
4.00% - 4.99%	1,138	806	2,625	1,342	5,911
5.00% - 5.99%	2,757	380	1,491	72	4,700
6.00% - 6.99%	3,161	1,715	--	--	4,876
7.00% or more	--	--	--	--	--
Total certificate accounts	$28,684	$10,133	$7,670	$5,761	$52,248

Source: Home Federal's prospectus.

EXHIBIT I-15
Home Federal Savings and Loan Association
Borrowing Activity

	At or For the Year Ended June 30,	
	2004	2003
	(Dollars in Thousands)	
FHLB advances:		
Average balance outstanding	$ 9,527	$7,459
Maximum amount outstanding at any month-end during the period	$10,193	$9,133
Balance outstanding at end of period	$ 9,748	$9,008
Average interest rate during the period	3.09%	3.23%
Weighted average interest rate at end of period	3.12%	3.10%

Source: Home Federal's prospectus.

EXHIBIT II-1
Description of Office Facilities

Description/Address	Leased/Owned	Date of Lease Expiration	Net Book Value of Property	Amount of Deposits
			(In Thousands)	
Building 624 Market Street Shreveport, LA	Owned		$173	$26,556
Building/ATM 6363 Youree Dr. Shreveport, LA	Owned(1)		6	27,572
Building/ATM 8990 Mansfield Rd. Shreveport, LA	Owned		166	14,006

(1) The building is owned by Home Federal Savings and Loan but the land is subject to an operating lease which expires November 30, 2008.

Source: Home Federal's prospectus.

EXHIBIT II-2
Historical Interest Rates

Exhibit II-2
Historical Interest Rates(1)

Year/Qtr. Ended	Prime Rate	90 Day T-Bill	One Year T-Bill	10 Year T-Bond
1995: Quarter 1	9.00%	5.88%	6.49%	7.20%
Quarter 2	9.00%	5.60%	5.65%	6.21%
Quarter 3	8.75%	5.40%	5.65%	6.17%
Quarter 4	8.50%	5.10%	5.18%	5.58%
1996: Quarter 1	8.25%	5.13%	5.41%	6.34%
Quarter 2	8.25%	5.18%	5.70%	6.73%
Quarter 3	8.25%	5.14%	5.71%	6.72%
Quarter 4	8.25%	5.21%	5.51%	6.43%
1997: Quarter 1	8.50%	5.35%	6.02%	6.92%
Quarter 2	8.50%	5.25%	5.67%	6.51%
Quarter 3	8.50%	5.06%	5.47%	6.12%
Quarter 4	8.50%	5.36%	5.51%	5.75%
1998: Quarter 1	8.50%	5.16%	5.41%	5.67%
Quarter 2	8.50%	5.10%	5.38%	5.44%
Quarter 3	8.25%	4.37%	4.41%	4.44%
Quarter 4	7.75%	4.48%	4.53%	4.65%
1999: Quarter 1	7.75%	4.49%	4.72%	5.25%
Quarter 2	7.75%	4.78%	5.07%	5.81%
Quarter 3	8.25%	4.88%	5.22%	5.90%
Quarter 4	8.50%	5.33%	5.98%	6.45%
2000: Quarter 1	9.00%	5.88%	6.28%	6.03%
Quarter 2	9.50%	5.88%	6.08%	6.03%
Quarter 3	9.50%	6.23%	6.07%	5.80%
Quarter 4	9.50%	5.89%	5.32%	5.12%
2001: Quarter 1	8.00%	4.30%	4.09%	4.93%
Quarter 2	6.75%	3.65%	3.72%	5.42%
Quarter 3	6.00%	2.40%	2.49%	4.60%
Quarter 4	4.75%	1.74%	2.17%	5.07%
2002: Quarter 1	4.75%	1.79%	2.70%	5.42%
Quarter 2	4.75%	1.70%	2.06%	4.86%
Quarter 3	4.75%	1.57%	1.53%	3.63%
Quarter 4	4.25%	1.22%	1.32%	3.83%
2003: Quarter 1	4.25%	1.14%	1.19%	3.83%
Quarter 2	4.00%	0.90%	1.09%	3.54%
Quarter 3	4.00%	0.95%	1.15%	3.96%
Quarter 4	4.00%	0.95%	1.26%	4.27%
2004: Quarter 1	4.00%	0.95%	1.20%	3.86%
Quarter 2	4.00%	1.33%	2.09%	4.62%
As of August 27, 2004	4.50%	1.54%	1.97%	4.22%

(1) End of period data.

Sources: Federal Reserve and SNL Financial.

EXHIBIT III-1

General Characteristics of Publicly-Traded Institutions

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
September 7, 2004(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
California Companies										
GDW	Golden West Fin. Corp. of CA	NYSE	Nationwide	Thrift	93,159	271	12-31	05/59	105.99	16,190
WES	Westcorp of Irvine CA	NYSE	California	Thrift	14,999	18	12-31	05/86	41.65	2,159
NDE	IndyMac Bancorp, Inc. of CA	NYSE	Southern CA	Thrift	14,496 M	10	12-31	/	34.93	2,134
DSL	Downey Financial Corp. of CA	NYSE	Southern CA,AZ	Thrift	14,222	170	12-31	01/71	54.01	1,511
FED	FirstFed Financial Corp. of CA	NYSE	Los Angeles CA	Thrift	5,525	29	12-31	12/83	45.95	754
CCBI	Commercial Capital Bcrp of CA	OTC	Southern CA	Thrift	4,744	3	12-31	12/02	21.50	1,142
PFB	PFF Bancorp, Inc. of Pomona CA	NYSE	Southern CA	Thrift	3,644	26	03-31	03/96	37.22	625
QCBC	Quaker City Bancorp, Inc of CA	OTC	Los Angeles CA	Thrift	1,871	24	06-30	12/93	54.97	345
UPFC	United PanAm Fin. Corp of CA	OTC	San Francisco CA	Thrift	1,684	4	12-31	04/98	16.44	266
PROV	Provident Fin. Holdings of CA	OTC	Southern CA	M.B.	1,319	12	06-30	06/96	23.34	166
HWFG	Harrington West Fncl Grp of CA	OTC	South CA,KS,AZ	Thrift	1,050	11	12-31	11/02	16.40	86
KFED	K-Fed Bancorp of CA MHC (39.1)	OTC	Southern CA	Thrift	923 P	4	12-31	03/04	13.34	194
FPTB	First PacTrust Bancorp of CA	OTC	Southern CA	Thrift	665	9	12-31	08/02	23.60	111
PPBI	Pacific Premier Bncrp of CA	OTC	Southern CA	Thrift	424	3	12-31	06/97	11.00	58
BYFC	Broadway Financial Corp. of CA	OTC	Los Angeles CA	Thrift	254	4	12-31	01/96	12.45	19
Florida Companies										
BKUNA	BankUnited Fin. Corp. of FL	OTC	Miami FL	Thrift	8,262	41	09-30	12/85	28.40	852
BBX	BankAtlantic Bancorp of FL	NYSE	Southeastern FL	M.B.	5,429	73	12-31	11/83	17.95	1,073
FFFL	Fidelity Bankshares, Inc of FL	OTC	Southeast FL	Thrift	3,403	42	12-31	05/01	35.90	543
HARB	Harbor Florida Bancshrs of FL	OTC	EastCentral FL	Thrift	2,592	33	09-30	03/98	30.75	731
FFLC	FFLC Bancorp of Leesburg FL	OTC	Central FL	Thrift	1,011	14	12-31	01/94	26.83	145
FDT	Federal Trust Corp of FL	AMEX	Northcentral FL	Thrift	515	5	12-31	12/97	8.06	54
FCFL	First Community Bk Corp of FL	OTC	West Central FL	Thrift	215	3	12-31	/	21.60	46
Mid-Atlantic Companies										
SOV	Sovereign Bancorp, Inc. of PA	NYSE	MA,PA,NJ,CT,RI	M.B.	48,687	522	12-31	08/86	21.88	6,791
GPT	GreenPoint Fin. Corp. of NY (3)	NYSE	New York City NY	Thrift	25,955	85	12-31	01/94	43.57	5,746
NYB	New York Community Bcrp of NY (3)	NYSE	NY,NJ	Thrift	24,087	151	12-31	11/93	20.95	5,541
AF	Astoria Financial Corp. of NY	NYSE	New York City NY	Thrift	22,334	86	12-31	11/93	36.48	2,803
HCBK	Hudson Cty Bcp MHC of NJ(34.5) (3)	OTC	New Jersey	Thrift	18,671	82	12-31	07/99	34.50	6,457
ICBC	Independence Comm Bnk Cp of NY	OTC	NY,NJ	Thrift	18,018	81	12-31	03/98	38.94	3,247
NWSB	Northwest Bcrp MHC of PA(41.4)	OTC	PA,NY,OH,MD	Thrift	5,779	146	06-30	11/94	21.68	1,040
WYPT	Waypoint Financial Corp of PA	OTC	PA,MD	Thrift	5,443	61	12-31	10/00	27.66	924
PFS	Provident Fin. Serv. Inc of NJ (3)	NYSE	Northern NJ	Thrift	4,296	55	12-31	01/03	17.90	1,075
FNFG	First Niagara Fin. Group of NY (3)	OTC	North/Central NY	Thrift	3,589 D	47	12-31	01/03	12.44	1,041
DCOM	Dime Community Bancshars of NY (3)	OTC	New York City NY	Thrift	3,470	20	12-31	06/96	16.78	626
TRST	TrustCo Bank Corp NY of NY	OTC	NY,FL,VT	Thrift	2,849	61	12-31	/	12.89	956
HRBT	Hudson River Bancorp Inc of NY	OTC	Southeast NY	Thrift	2,610	51	03-31	07/98	17.75	540
WSFS	WSFS Financial Corp. of DE (3)	OTC	Wilmington DE,PA	Div.	2,400	21	12-31	11/86	49.36	346
PRTR	Partners Trust Fin. Grp. of NY	OTC	Central NY	Thrift	2,183 P	17	12-31	07/04	10.27	285
KNBT	KNBT Bancorp, Inc. of PA	OTC	Eastern PA	Thrift	2,057 M	40	12-31	11/03	16.79	484
FFIC	Flushing Fin. Corp. of NY (3)	OTC	New York City NY	Thrift	2,028	11	12-31	11/95	17.63	339
PFSB	PennFed Fin. Services of NJ	OTC	Northern NJ	Thrift	1,902	22	06-30	07/94	29.68	201
OCFC	OceanFirst Fin. Corp of NJ	OTC	Eastern NJ	Thrift	1,857	17	12-31	07/96	23.13	306
PBCP	Provident Bancorp, Inc. of NY	OTC	Southeastern NY	Thrift	1,783	20	09-30	01/04	11.03	437
PVSA	Parkvale Financial Corp of PA	OTC	Southwestern PA	Thrift	1,612	39	06-30	07/87	25.36	142
ESBF	ESB Financial Corp. of PA	OTC	Western PA	Thrift	1,362	17	12-31	06/90	12.97	139
FMCO	FMS Fin Corp. of Burlington NJ	OTC	Southern NJ	Thrift	1,240	40	12-31	12/88	16.01	104
WGBC	Willow Grove Bancorp Inc of PA	OTC	Philadelphia PA	Thrift	922	14	06-30	04/02	16.21	160
SFFS	Sound Fed Bancorp, Inc. of NY	OTC	NY,CT	Thrift	915	10	03-31	01/03	14.05	176
NEPF	Northeast PA Fin. Corp of PA	OTC	Northeast PA	Thrift	881	16	09-30	04/98	17.10	71
SYNF	Synergy Financial Group of NJ	OTC	Central NJ	Thrift	800	18	12-31	01/04	10.17	127
CSBK	Clifton Svg Bp MHC of NJ(45.0)	OTC	Northeast NJ	Thrift	761	10	03-31	03/04	11.82	361
BCSB	BCSB Bankcorp MHC of MD (36.4)	OTC	Northeast MD	Thrift	750	16	09-30	07/98	15.59	92
WSBI	Warwick Community Bncrp of NY (3)	OTC	Southeast NY,NJ	Thrift	718	10	12-31	12/97	32.31	145
HARL	Harleysville Svgs Fin Cp of PA	OTC	Southeastern PA	Thrift	708	5	09-30	08/87	27.54	63

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
September 7, 2004(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-Atlantic Companies (continued)										
PBCI	Pamrapo Bancorp, Inc. of NJ	OTC	Northern NJ	Thrift	644	9	12-31	11/89	22.43	112
FSBI	Fidelity Bancorp, Inc. of PA	OTC	Southwestern PA	Thrift	636	13	09-30	06/88	21.85	58
THRD	TF Fin. Corp. of Newtown PA	OTC	PA,NJ	Thrift	625	14	12-31	07/94	27.47	79
SVBI	Severn Bancorp, Inc. of MD	OTC	Central Maryland	Thrift	621	2	12-31	/	32.76	136
FKFS	First Keystone Fin., Inc of PA	OTC	Southeastern PA	Thrift	565	7	09-30	01/95	22.50	43
CNY	Carver Bancorp, Inc. of NY	AMEX	New York, NY	Thrift	553	5	03-31	10/94	18.35	42
GAFC	Greater Atlant. Fin Corp of VA	OTC	North. VA,DC,MD	Thrift	504	9	09-30	06/99	6.08	18
WSB	Washington SB, FSB of Bowie MD	AMEX	Southeastern MD	Thrift	471 M	5	07-31	08/88	10.50	77
ONFC	Oneida Fincl MHC of NY (42.4)	OTC	Central NY	Thrift	431	9	12-31	12/98	11.86	89
WVFC	WVS Financial Corp. of PA	OTC	Pittsburgh PA	Thrift	400 M	6	06-30	11/93	17.52	44
ALLB	Alliance Bank MHC of PA (20.0)	OTC	Southeastern PA	Thrift	383	8	12-31	03/95	29.00	100
PHSB	PHSB Financial Corp. of PA	OTC	Western PA	Thrift	323	10	12-31	12/01	26.55	77
AFBC	Advance Fin. Bancorp of WV	OTC	Northwest WV,OH	Thrift	319 M	8	06-30	01/97	18.08	25
ESBK	Elmira Svgs Bank, FSB of NY (3)	OTC	NY,PA	Thrift	314	6	12-31	03/85	29.00	29
LARL	Laurel Capital Group Inc of PA	OTC	Southwestern PA	Thrift	301 M	8	06-30	02/87	21.05	41
PBHC	Pathfinder BC MHC of NY (35.3) (3)	OTC	Central NY	Thrift	300	6	12-31	11/95	16.08	39
GCBC	Green Co Bcrp MHC of NY (43.9)	OTC	Southeast NY	Thrift	285	6	06-30	12/98	32.81	67
ROME	Rome Bncp Inc MHC of NY (38.5) (3)	OTC	Central NY	Thrift	265	4	12-31	10/99	29.00	123
IFSB	Independence FSB of DC	OTC	Washington DC,MD	Thrift	201 M	4	12-31	06/85	20.45	32
ALFC	Atlantic Liberty Fincl of NY	OTC	Brooklyn, NY	Thrift	183	2	03-31	10/02	18.41	31
GOV	Gouverneur Bcp MHC of NY(42.5)	AMEX	Northern NY	Thrift	98	2	09-30	03/99	12.88	29
Mid-West Companies										
FBC	Flagstar Bancorp, Inc. of MI	NYSE	MI,IN	Thrift	11,966	95	12-31	04/97	21.06	1,288
CFB	Commercial Federal Corp. of NE	NYSE	CO,NE,IA,KS,OK	M.B.	11,714	191	12-31	12/84	27.57	1,099
MAFB	MAF Bancorp, Inc. of IL	OTC	Chicago IL	Thrift	9,375	41	12-31	01/90	42.09	1,375
CFFN	Capitol Fd Fn MHC of KS (29.2)	OTC	Kansas	Thrift	8,447	35	09-30	04/99	33.92	2,509
ABCW	Anchor BanCorp Wisconsin of WI	OTC	Wisconsin	M.B.	3,840	54	03-31	07/92	25.88	595
FTFC	First Fed. Capital Corp. of WI	OTC	S. WI,MN,IL	Thrift	3,685	87	12-31	11/89	29.51	664
BKMU	Bank Mutual Corp of WI	OTC	WI,MN	Thrift	3,107	69	12-31	10/03	11.45	896
TONE	TierOne Corp. of Lincoln NE	OTC	NE,IA,KS	Thrift	2,255	58	12-31	10/02	20.73	379
FPFC	First Place Fin. Corp. of OH	OTC	Northeast OH	Thrift	2,247	24	06-30	01/99	18.92	286
UCFC	United Community Fin. of OH	OTC	Youngstown OH,PA	Thrift	2,184	34	12-31	07/98	11.31	352
CITZ	CFS Bancorp, Inc of Munster IN	OTC	IN,IL	Thrift	1,472	19	12-31	07/98	13.59	167
NASB	NASB Fin, Inc. of Grandview MO	OTC	Western MO	Thrift	1,346	9	09-30	09/85	38.24	323
CTZN	Citizens First Bancorp of MI	OTC	Southeast MI	Thrift	1,294	15	12-31	03/01	21.26	176
FDEF	First Defiance Fin. Corp of OH	OTC	Northwest OH	Thrift	1,073	17	12-31	10/95	25.47	161
CAFI	Camco Fin Corp of Cambridge OH	OTC	Eastern OH,KY	Thrift	1,069	23	12-31	/	15.18	112
EFC	EFC Bancorp, Inc of Elgin IL	AMEX	Southeast IL	Thrift	951	8	12-31	04/98	25.10	117
HMNF	HMN Financial, Inc. of MN	OTC	Southeast MN,IA	Thrift	914	13	12-31	06/94	26.28	117
PCBI	Peoples Community Bcrp. of OH	OTC	Southwest OH	Thrift	852	15	09-30	03/00	23.01	90
HFFC	HF Financial Corp. of SD	OTC	SD,MN	Thrift	823 M	34	06-30	04/92	15.55	55
MFSF	MutualFirst Fin. Inc. of IN	OTC	Eastcentral IN	Thrift	818	17	12-31	12/99	23.05	114
CASH	First Midwest Fin., Inc. of IA	OTC	IA,SD	Thrift	758	16	09-30	09/93	21.10	53
PVFC	PVF Capital Corp. of Solon OH	OTC	Cleveland OH	R.E.	742 M	15	06-30	12/92	14.90	105
PFSL	Pocahontas Bancorp, Inc. of AR	OTC	Northeast AR	Thrift	713	21	09-30	04/98	17.35	79
FFSX	First Federal Bankshares of IA	OTC	IA,NE	Thrift	633 M	15	06-30	04/99	22.95	86
HFBC	HopFed Bancorp, Inc. of KY	OTC	Southwest KY	Thrift	582	8	12-31	02/98	16.54	60
LNCB	Lincoln Bancorp of IN	OTC	Central IN	Thrift	581	9	12-31	12/98	18.25	81
PULB	Pulaski Fin Cp of St. Louis MO	OTC	St. Louis MO	Thrift	567	7	09-30	12/98	17.97	98
WFI	Winton Financial Corp. of OH	AMEX	Cincinnati OH	R.E.	554	6	09-30	08/88	20.25	93
FFHH	FSF Financial Corp. of MN	OTC	Southern MN	Thrift	511	13	09-30	10/94	34.73	83
PFDC	Peoples Bancorp of Auburn IN	OTC	Northeast IN,MI	Thrift	493	15	09-30	07/87	22.10	74
FFFD	North Central Bancshares of IA	OTC	Central IA	Thrift	450	9	12-31	03/96	36.80	58
ASBI	Ameriana Bancorp of IN	OTC	Eastern IN	Thrift	429	9	12-31	03/87	15.75	50
MFBC	MFB Corp. of Mishawaka IN	OTC	Northern IN	Thrift	428	7	09-30	03/94	30.50	41
FCAP	First Capital, Inc. of IN	OTC	Southern IN	Thrift	418	12	12-31	01/99	20.50	58
WOFC	Western Ohio Fin. Corp. of OH	OTC	Western OH	Thrift	411	7	12-31	07/94	33.61	61
WAYN	Wayne Savings Bancshares of OH	OTC	Central OH	Thrift	386	11	03-31	01/03	15.65	59
CFSL	Chesterfield Financial of IL	OTC	Chicago, IL	Thrift	362	3	06-30	05/01	31.09	121
LSBI	LSB Fin. Corp. of Lafayette IN	OTC	Central IN	Thrift	343	5	12-31	02/95	23.58	32

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
September 7, 2004(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-West Companies (continued)										
CFSB	Citizens First Fin Corp. of IL	OTC	Central IL	Thrift	334	5	12-31	05/96	24.00	36
SMBC	Southern Missouri Bncrp of MO	OTC	Southeast MO	Thrift	312	8	06-30	04/94	15.25	34
FFBI	First Federal Bancshares of IL	OTC	Westcentrl IL,MO	Thrift	308	8	12-31	09/00	22.00	29
STBI	Sturgis Bancorp, Inc. of MI	OTC	Southcentral MI	Thrift	294 M	11	12-31	11/88	14.25	39
MCBF	Monarch Community Bncrp of MI	OTC	Southcentral MI	Thrift	292	5	12-31	08/02	13.90	38
CHEV	Cheviot Fin Cp MHC of OH(45.0)	OTC	Cincinnati, OH	Thrift	279	4	12-31	01/04	10.90	108
FFHS	First Franklin Corp. of OH	OTC	Cincinnati OH	Thrift	273	7	12-31	01/88	20.50	34
PFED	Park Bancorp of Chicago IL	OTC	Chicago IL	Thrift	271	3	12-31	08/96	31.34	36
FBSI	First Bancshares, Inc. of MO	OTC	Southcentral MO	Thrift	268 M	10	06-30	12/93	19.28	32
JXSB	Jcksnville Bcp MHC of IL(46.8)	OTC	Central IL	Thrift	266	8	12-31	04/95	15.25	30
UCBC	Union Community Bancorp of IN	OTC	W.Central IN	Thrift	262	6	12-31	12/97	17.90	36
RIVR	River Valley Bancorp of IN	OTC	Southeast IN	Thrift	258	5	12-31	12/96	22.25	36
FFBZ	First Federal Bncrp, Inc of OH	OTC	Eastern OH	Thrift	258	6	09-30	07/92	13.09	43
FFWC	FFW Corporation of Wabash IN	OTC	Central IN	Thrift	239 M	4	06-30	04/93	22.00	28
FBEI	First Bancorp of Indiana of IN	OTC	Evansville IN	Thrift	237 M	7	06-30	04/99	20.01	32
HCBB	HCB Bancshares, Inc. of AR	OTC	Southcentral AR	Thrift	225 M	4	06-30	05/97	18.64	27
NEIB	Northeast Indiana Bncrp of IN	OTC	Northeast IN	Thrift	225	3	12-31	06/95	21.85	32
WEFC	Wells Fin. Corp. of Wells MN	OTC	Southcentral MN	Thrift	223	8	12-31	04/95	26.75	31
FBTC	First BancTrust Corp of IL	OTC	Eastcentral IL	Thrift	221	3	12-31	04/01	12.50	31
BRBI	Blue River Bancshares of IN	OTC	Central IN	Thrift	204	4	12-31	06/98	5.97	20
FFED	Fidelity Fed. Bancorp of IN	OTC	Southwestern IN	Thrift	193	5	12-31	08/87	1.63	18
ASBP	ASB Financial Corp. of OH	OTC	Southern OH	Thrift	163 M	2	06-30	05/95	23.14	39
HLFC	Home Loan Financial Corp of OH	OTC	Central OH	Thrift	158 M	3	06-30	03/98	19.50	33
GTPS	Great American Bancorp of IL	OTC	East Central IL	Thrift	157	3	12-31	06/95	25.10	18
AMFC	AMB Fin. Corp. of Munster IN	OTC	Northwest IN	Thrift	154	3	12-31	04/96	15.01	15
HCFC	Home City Fin. Corp. of OH	OTC	Southwest OH	Thrift	153	2	12-31	12/96	16.16	13
CKFB	CKF Bancorp of Danville KY	OTC	Central KY	Thrift	152	3	12-31	01/95	19.00	28
FKKY	Frankfort First Bancorp of KY	OTC	Frankfort KY	Thrift	138 M	3	06-30	07/95	23.98	30
PSFC	Peoples Sidney Fin. Corp of OH	OTC	WestCentral OH	Thrift	137 M	4	06-30	04/97	16.44	24
FFDF	FFD Financial Corp of Dover OH	OTC	Northeast OH	Thrift	137 M	3	06-30	04/96	14.91	18
FFFS	First Fed Serv MHC of IL(45.0)	OTC	West Central IL	Thrift	135	1	12-31	06/04	13.00	51
NBSI	North Bancshares of Chicago IL	OTC	Chicago IL	Thrift	134	2	12-31	12/93	24.10	28
GCFC	Central Federal Corp. of OH	OTC	Northeast OH	Thrift	129	3	12-31	12/98	13.24	27
PBNC	PFS Bancorp Inc. of Aurora IN	OTC	Southeastern IN	Thrift	125	3	12-31	10/01	21.53	32
CIBI	Community Inv. Bncp, Inc of OH	OTC	NorthCentral OH	Thrift	122 M	3	06-30	02/95	14.27	16
WCFB	Wbstr Cty Fed MHC of IA (39.0)	OTC	Central IA	Thrift	105	1	12-31	08/94	13.50	51
FNFI	First Niles Fin., Inc. of OH	OTC	Central Ohio	Thrift	97	1	12-31	10/98	18.00	25
HWEN	Home Financial Bancorp of IN	OTC	Central IN	Thrift	60 M	2	06-30	07/96	4.95	7
New England Companies										
PBCT	Peoples Bank MHC of CT (41.7) (3)	OTC	CT	Div.	10,659	155	12-31	07/88	32.16	3,013
NABC	NewAlliance Bancshares of CT	OTC	Connecticut	Thrift	6,391	74	12-31	04/04	13.69	1,563
BFD	BostonFed Bancorp, Inc. of MA	AMEX	Eastern MA	M.B.	1,699	18	12-31	10/95	42.10	191
BRKL	Brookline Bancorp, Inc. of MA (3)	OTC	Eastern MA	Thrift	1,610	6	12-31	07/02	15.09	891
BHL	Berkshire Hills Bancorp of MA (3)	AMEX	Western MA	Thrift	1,296	14	12-31	06/00	36.93	217
MASB	MassBank Corp. of Reading MA (3)	OTC	Eastern MA	Thrift	980	15	12-31	05/86	34.94	153
WRO	Woronoco Bancorp, Inc. of MA	AMEX	Southwest MA	Thrift	882	9	12-31	03/99	38.40	141
WFD	Westfield Finl MHC of MA(46.5) (3)	AMEX	Southwestern MA	Thrift	789	10	12-31	12/01	21.80	219
NMIL	Newmil Bancorp, Inc. of CT (3)	OTC	Western CT	Thrift	731	20	12-31	02/86	27.75	117
NHTB	NH Thrift Bancshares of NH	OTC	Central NH	Thrift	605	14	12-31	05/86	29.25	61
HIFS	Hingham Inst. for Sav. of MA (3)	OTC	Eastern MA	Thrift	526	7	12-31	12/88	41.75	87
NBN	Northeast Bancorp of Auburn ME (3)	AMEX	Eastern ME	Thrift	518 M	12	06-30	08/87	19.39	49
CEBK	Central Bncrp of Somerville MA (3)	OTC	Eastern MA	Thrift	508	10	03-31	10/86	32.50	54
LSBX	LSB Corp of No. Andover MA (3)	OTC	Northeastern MA	Thrift	476	6	12-31	05/86	17.70	76
MYST	Mystic Financial, Inc. of MA (3)	OTC	Eastern MA	Thrift	428 M	6	06-30	01/98	38.50	60
MFLR	Mayflower Co-Op. Bank of MA (3)	OTC	Southeastern MA	Thrift	209 D	5	04-30	12/87	18.35	38
North-West Companies										
WFSL	Washington Federal, Inc. of WA	OTC	WA,OR,AZ,ID,UT	Thrift	7,284	118	09-30	11/82	25.54	2,003

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
September 7, 2004(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
North-West Companies (continued)										
STSA	Sterling Financial Corp of WA	OTC	WA,ID,MT,OR	M.B.	6,259	83	12-31	06/83	33.23	751
FMSB	First Mutual Bncshrs Inc of WA (3)	OTC	Western WA	Thrift	964	10	12-31	12/85	24.21	128
HRZB	Horizon Financial Corp. of WA (3)	OTC	Northwest WA	Thrift	878	16	03-31	08/86	19.30	199
EVRT	Evertrust Fin. Grp, Inc. of WA (3)	OTC	Northeast WA	Thrift	769	15	03-31	10/99	25.43	175
RPFG	Ranier Pacific Fin Group of WA	OTC	Western WA	Thrift	761	12	12-31	10/03	18.04	152
FBNW	FirstBank NW Corp. of WA	OTC	West WA,ID,OR	Thrift	733	20	03-31	07/97	27.47	81
HFWA	Heritage Financial Corp of WA	OTC	NW WA	Thrift	665	18	12-31	01/98	20.46	121
RVSB	Riverview Bancorp, Inc. of WA	OTC	Southwest WA	Thrift	515	13	03-31	10/97	20.80	100
TSBK	Timberland Bancorp, Inc. of WA	OTC	Westcentral WA	Thrift	438	15	09-30	01/98	22.76	89
South-East Companies										
NTBK	NetBank, Inc. of Alpharetta GA	OTC		Thrift	5,176	0		/	10.65	497
FFCH	First Fin. Holdings Inc. of SC	OTC	Charleston SC,NC	Thrift	2,452	44	09-30	11/83	30.45	377
CFCP	Coastal Fin. Corp. of SC	OTC	SC,NC	Thrift	1,280	18	09-30	09/90	14.54	231
CHFN	Charter Fincl MHC of GA (18.4)	OTC	SW GA, East. AL	Thrift	1,068	8	09-30	10/01	33.00	646
FFBH	First Fed. Bancshares of AR	OTC	Northern AR	Thrift	713	15	12-31	05/96	20.50	106
TSH	Teche Hlding Cp of N Iberia LA	AMEX	Southern LA	Thrift	580	14	09-30	04/95	37.50	85
CSBC	Citizens South Banking of NC	OTC	Southwest NC	Thrift	495 M	9	12-31	10/02	12.98	98
CFFC	Community Fin. Corp. of VA	OTC	Central VA	Thrift	355	8	03-31	03/88	19.63	41
JFBI	Jefferson Bancshares Inc of TN	OTC	Eastern TN	Thrift	308 M	1	06-30	07/03	12.73	107
SSFC	South Street Fin. Corp. of NC (3)	OTC	South Central NC	Thrift	212	2	12-31	10/96	10.80	33
GSLA	GS Financial Corp. of LA	OTC	New Orleans LA	Thrift	209	4	12-31	04/97	18.52	24
DFBS	Dutchfork Bancshares Inc of SC	OTC	Central SC	Thrift	203	3	09-30	07/00	40.72	46
FIFG	1st Independence Fin Grp of KY	OTC		Thrift	180	0		/	18.60	23
PEDE	Great Pee Dee Bancorp of SC	OTC	Northeast SC	Thrift	157 M	2	06-30	12/97	15.50	28
SZB	SouthFirst Bancshares of AL	AMEX	Central AL	Thrift	139	3	09-30	02/95	15.45	11
UTBI	United Tenn. Bankshares of TN	OTC	Eastern TN	Thrift	123	3	12-31	01/98	17.30	21
South-West Companies										
FBTX	Franklin Bank Corp of TX	OTC	Austen	Thrift	3,070	0	12-31	/	15.76	335
AABC	Access Anytime Bancorp of NM	OTC	Eastern NM	Thrift	285	7	12-31	08/86	13.59	17
GUPB	GFSB Bancorp, Inc of Gallup NM	OTC	Northwest NM	Thrift	239 M	2	06-30	06/95	22.00	25
Western Companies (Excl CA)										
MTXC	Matrix Bancorp, Inc. of CO	OTC	NM,CO,AZ	Thrift	1,737	4	12-31	10/96	10.75	70
Other Areas										

NOTES: (1) Or most recent date available (M=March, S=September, D=December, J=June, E=Estimated, and P=Pro Forma)
(2) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified, and Ret.=Retail Banking.
(3) FDIC savings bank.

Source: Corporate offering circulars, SNL Securities Quarterly Thrift Report, and financial reports of publicly Traded Thrifts.

Date of Last Update: 09/07/04

EXHIBIT III-2
Public Market Pricing of All MHC Institutions

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-2
MHC INSTITUTIONS -- IMPLIED PRICING RATIOS FULL CONVERSION BASIS
Home Federal and the Comparables
As of August 27, 2004

	Fully Converted Implied Value		Per Share (8)		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)			Reported		Core	
	Price/ Share(1) ($)	Implied Market Val(8) ($Mil)	Core 12-Mth EPS(2) ($)	Book Value/ Share ($)	P/E (X)	P/B (%)	P/A (%)	P/TB (%)	P/CORE (X)	Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	ROA (%)	ROE (%)	ROA (%)	ROE (%)
All Public Companies(7)																			
Averages	21.88	453.87	1.02	14.18	17.44	157.82	16.77	172.10	19.38	0.48	2.23	36.04	2,907	10.70	0.55	0.82	8.76	0.71	7.26
Medians	---	---	---	---	16.41	147.30	14.77	161.18	17.57	---	---	---	---	---	---	---	---	---	---
All Non-MHC State of (7)																			
Averages	20.70	266.83	1.02	14.05	16.52	153.33	14.22	165.46	17.96	0.47	2.28	37.90	1,753	9.31	0.56	0.79	9.28	0.69	7.99
Medians	---	---	---	---	15.92	143.16	13.79	152.42	17.07	---	---	---	---	---	---	---	---	---	---
Publicly-Traded MHC Institutions, Full Conversion Basis																			
Averages	21.16	875.77	0.60	20.82	25.24	100.36	25.93	103.52	26.70	0.55	2.38	42.57	3,161	26.06	0.48	0.75	3.07	0.71	2.83
Medians	---	---	---	---	24.41	101.43	25.15	102.59	27.99	---	---	---	---	---	---	---	---	---	---
Publicly-Traded MHC Institutions, Full Conversion Basis																			
ALLB Alliance Bank MHC of PA (20.0)	29.00	106.46	0.91	31.51	31.87	92.03	22.97	92.03	31.87	0.36	1.24	39.56	463	24.96	1.42	0.73	2.88	0.73	2.88
BCSB BCSB Bankcorp MHC of MD (36.4)	15.59	91.97	0.19	15.37	NM	101.43	11.49	104.56	NM	0.50	3.21	NM	800	11.33	0.17	0.16	1.25	0.15	1.19
CPFN Capitol Fd Fn MHC of KS (29.2)	33.92	2509.06	0.58	33.72	NM	100.59	25.15	100.59	NM	2.00	5.90	NM	9,978	25.00	0.15	0.43	1.71	0.43	1.71
CHFN Charter Fincl MHC of GA (18.4)	33.00	645.84	0.52	36.54	NM	90.31	42.44	91.08	NM	1.00	3.03	NM	1,522	46.99	0.58	0.85	1.79	0.69	1.46
CHEV Cheviot Fin Cp MHC of OH(45.0)	10.90	108.12	0.23	12.88	NM	84.63	32.77	84.63	NM	0.20	1.83	NM	330	38.73	0.15	0.12	0.31	0.70	1.79
CSBK Clifton Svg Bp MHC of NJ(45.0)	11.82	360.86	0.19	12.15	NM	97.28	38.75	97.28	NM	0.12	1.02	63.16	931	39.84	0.02	0.60	1.48	0.63	1.57
FFFS First Fed Serv MHC of IL(45.0)	13.00	50.96	0.55	15.23	23.64	85.36	32.00	85.36	23.64	0.00	0.00	0.00	159	37.49	0.10	1.41	4.18	1.41	4.18
GOV Gouverneur Bcp MHC of NY(42.5)	12.88	29.41	0.42	14.19	29.95	90.77	26.12	90.77	30.67	0.26	2.02	61.90	113	28.78	0.86	0.91	3.04	0.89	2.97
GCBC Green Co Bcrp MHC of NY (43.9)	32.81	67.39	1.59	30.35	20.64	108.11	21.25	108.11	20.64	0.84	2.56	52.83	317	19.66	NA	1.08	5.27	1.08	5.27
HCBK Hudson Cty Bcp MHC of NJ(34.5)	34.50	6456.92	1.31	26.31	25.18	131.13	28.95	131.13	26.34	0.72	2.09	54.96	22,307	22.07	0.14	1.24	5.15	1.19	4.92
JXSB Jcksnville Bcp MHC of IL(46.8)	15.25	29.77	0.33	16.84	NM	90.56	10.65	99.80	NM	0.30	1.97	NM	279	11.76	1.05	0.30	2.48	0.23	1.91
KFED K-Fed Bancorp of CA MHC (39.1)	13.34	194.08	0.25	12.85	NM	103.81	18.95	103.81	NM	0.00	0.00	0.00	1,024	18.25	NA	0.34	1.87	0.36	1.95
NWSB Northwest Bcrp MHC of PA(41.4)	21.68	1039.77	1.09	21.35	18.53	101.55	16.50	117.89	19.89	0.48	2.21	44.04	6,303	16.25	0.62	0.90	5.67	0.84	5.28
ONFC Oneida Fincl MHC of NY (42.4)	11.86	88.81	0.40	12.39	25.78	95.72	18.71	111.78	29.65	0.38	3.20	NM	475	19.54	0.17	0.73	3.66	0.63	3.18
PBHC Pathfinder BC MHC of NY (35.3)	16.08	39.36	0.52	17.55	22.65	91.62	12.23	102.55	30.92	0.40	2.49	NM	322	13.35	1.11	0.56	4.00	0.41	2.93
PBCT Peoples Bank MHC of CT (41.7)	32.16	4427.92	0.66	28.25	21.58	113.84	33.06	117.20	NM	1.16	3.61	NM	13,394	29.04	0.33	1.46	5.42	0.65	2.40
ROME Rome Bncp Inc MHC of NY (38.5)	29.00	122.76	0.62	23.74	NM	122.16	37.17	122.16	NM	0.60	2.07	NM	330	30.43	0.52	0.69	2.22	0.80	2.60
WCFB Wbstr Cty Fed MHC of IA (39.0)	13.50	50.92	0.38	13.07	NM	103.29	38.73	103.53	NM	0.68	5.04	NM	131	37.49	NA	1.08	2.91	1.08	2.91
WFD Westfield Finl MHC of MA(46.5)	21.80	219.24	0.60	21.25	32.54	102.59	24.73	102.59	NM	0.40	1.83	66.67	887	24.10	0.33	0.75	3.06	0.67	2.74

(1) Current stock price of minority stock. Average of High/Low or Bid/Ask price per share.
(2) EPS (estimated core earnings) is based on reported trailing twelve month data, adjusted to omit non-operating gains and losses on a tax effected basis. Public MHC data reflects additional earnings from reinvestment of proceeds of second step conversion.
(3) P/E = Price to Earnings; P/B = Price to Book; P/A = Price to Assets; P/TB = Price to Tangible Book; and P/CORE = Price to Core Earnings. Ratios are pro forma assuming a second step conversion to full stock form.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated twelve month dividend as a percent of trailing twelve month estimated core earnings (earnings adjusted to reflect second step conversion).
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Figures estimated by RP Financial to reflect a second step conversion of the MHC to full stock form.

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT III-3
Peer Group Market Area Comparative Analysis

Exhibit III-3

Peer Group Market Area Comparative Analysis

Institution	County	Population 2000 (000)	Population 2004 (000)	Proj. Pop. 2009	2000-2004 % Change	2004-2009 % Change	Per Capita Income Amount	Per Capita Income % State Average	Deposit Market Share(1)
Alliance Bank MHC of PA	Delaware	551	553	555	0.3%	0.4%	31,498	122.3%	3.8%
BCSB Bancorp, Inc., MHC of MD	Baltimore	754	776	803	2.9%	3.5%	30,810	101.8%	3.9%
Gouverneur Bancorp MHC of NY	St. Lawrence	112	113	116	1.3%	1.9%	18,136	64.7%	5.6%
Greene Co. Bancorp MHC of NY	Greene	48	51	55	5.7%	7.7%	21,782	77.7%	31.7%
Jacksonville SB MHC of IL	Morgan	37	36	36	-0.4%	-0.5%	21,212	78.5%	30.2%
Oneida Financial MHC of NY	Madison	69	71	72	1.9%	1.6%	22,796	81.3%	43.5%
Pathfinder Bancorp MHC of NY	Oswego	122	126	130	2.6%	3.6%	19,408	69.2%	22.3%
Rome Bancorp MHC of NY	Oneida	235	235	234	-0.3%	-0.1%	21,443	76.4%	6.3%
Westfield Financial Group MHC of MA	Hampden	456	459	463	0.6%	0.9%	24,094	71.1%	10.3%
Webster City Fed. Bancorp MHC of IA	Hamilton	16	16	17	0.2%	0.4%	22,339	94.8%	24.6%
	Averages:	**265**	**269**	**274**	**1.6%**	**2.1%**	**23,464**	**82.5%**	**17.5%**
	Medians:	**122**	**126**	**130**	**1.3%**	**1.6%**	**21,782**	**77.7%**	**10.3%**
Home Federal	**Caddo**	**252**	**255**	**259**	**1.2%**	**1.7%**	**20,670**	**105.5%**	**2.7%**

(1) Total institution deposits in headquarters county as percent of total county deposits.

Sources: ESRI Business Information Solutions and the FDIC.

EXHIBIT IV-1
Stock Prices:
As of August 27, 2004

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1
Weekly Thrift Market Line - Part One
Prices As Of August 27, 2004

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. SAIF-Insured Thrifts(no MHC)														
SAIF-Insured Thrifts(154)	21.83	15,905	459.0	25.21	18.50	21.72	0.83	12.38	-2.30	1.29	1.07	14.91	13.69	166.64
NYSE Traded Companies(11)	40.43	79,529	3,311.4	44.61	31.97	40.33	0.41	22.62	3.45	3.12	2.52	21.06	19.74	293.34
AMEX Traded Companies(9)	21.91	3,941	75.3	25.01	17.89	21.64	-1.59	17.54	-1.41	1.21	0.99	15.28	15.10	182.20
NASDAQ Listed OTC Companies(134)	20.09	10,684	215.8	23.42	17.28	19.99	0.82	11.12	-2.88	1.13	0.94	14.32	13.04	153.91
California Companies(14)	36.12	34,557	2,096.8	39.49	27.85	36.16	0.35	27.66	8.39	2.59	1.99	19.29	18.54	257.37
Florida Companies(7)	24.21	20,412	492.0	26.48	18.38	24.07	1.11	29.44	8.22	1.25	1.21	10.91	10.49	152.30
Mid-Atlantic Companies(33)	19.91	26,273	593.1	24.18	17.61	19.83	0.73	8.18	-8.89	1.09	0.90	13.10	11.45	166.49
Mid-West Companies(71)	20.24	7,436	153.0	23.60	17.54	20.09	1.01	9.05	-2.67	1.25	1.05	15.39	14.37	155.86
New England Companies(4)	27.11	39,969	588.2	30.63	20.94	26.19	3.18	31.69	9.75	1.43	1.25	17.82	14.26	195.88
North-West Companies(7)	24.04	18,150	471.1	25.82	20.53	23.91	0.76	17.35	0.40	1.38	1.27	15.77	13.25	148.51
South-East Companies(14)	18.80	8,202	126.8	21.82	16.49	18.86	-0.12	6.98	-5.69	0.83	0.56	14.26	13.74	134.31
South-West Companies(3)	14.68	11,226	175.6	17.72	13.19	14.47	1.35	10.50	-10.71	0.77	0.35	12.53	8.39	188.60
Western Companies (Excl CA)(1)	10.75	6,520	70.1	13.90	8.00	10.59	1.51	19.18	16.22	0.64	1.13	11.38	11.38	266.38
Thrift Strategy(145)	21.74	13,127	401.9	25.20	18.47	21.63	0.86	12.13	-2.41	1.27	1.05	14.99	13.84	165.79
Mortgage Banker Strategy(7)	24.98	77,120	1,745.9	27.00	20.46	24.86	0.39	17.83	-0.48	1.82	1.56	14.24	11.18	195.20
Real Estate Strategy(2)	14.90	7,026	104.7	16.34	11.65	15.00	-0.67	12.28	1.71	1.07	0.45	8.86	8.86	105.55
Companies Issuing Dividends(140)	22.00	16,194	470.6	25.43	18.73	21.91	0.64	11.80	-2.70	1.30	1.09	15.10	13.92	164.27
Companies Without Dividends(14)	19.78	12,270	312.9	22.52	15.69	19.34	3.20	19.65	2.73	1.15	0.76	12.51	10.72	196.59
Equity/Assets <6%(13)	17.69	11,783	262.2	20.77	14.60	17.57	0.88	13.41	-0.55	1.25	0.77	11.22	10.41	216.31
Equity/Assets 6-12%(105)	23.89	16,341	552.8	27.55	20.23	23.73	0.95	11.09	-3.00	1.51	1.26	15.61	14.31	184.19
Equity/Assets >12%(36)	17.48	16,196	263.1	20.18	15.01	17.50	0.47	15.71	-0.93	0.69	0.63	14.27	13.12	97.57
Converted Last 3 Mths (no MHC)(1)	10.27	27,743	284.9	21.27	9.35	9.81	4.69	-8.95	-41.08	0.60	0.58	11.00	5.29	78.67
Actively Traded Companies(10)	36.10	73,024	3,194.2	39.79	29.81	35.94	0.77	14.59	-0.13	2.47	2.57	18.91	15.89	242.29
Market Value Below $20 Million(11)	13.80	1,265	15.2	17.11	12.38	13.51	1.76	0.67	-9.99	0.64	0.12	12.50	11.73	158.85
Holding Company Structure(152)	21.92	15,969	461.8	25.32	18.58	21.80	0.83	12.38	-2.41	1.29	1.07	14.97	13.74	167.40
Assets Over $1 Billion(53)	25.83	39,303	1,194.0	29.24	21.26	25.71	0.74	15.94	-0.39	1.65	1.37	14.94	13.07	185.21
Assets $500 Million-$1 Billion(36)	21.25	4,789	92.8	24.48	18.19	21.15	0.78	12.58	-4.30	1.22	0.96	14.81	13.65	177.68
Assets $250-$500 Million(32)	19.51	2,727	47.2	23.20	17.36	19.43	0.50	5.93	-4.05	1.28	1.14	15.62	14.51	165.22
Assets less than $250 Million(33)	17.77	1,485	25.3	20.99	15.13	17.64	1.37	12.25	-1.40	0.75	0.59	14.28	14.00	121.14
Goodwill Companies(101)	21.97	19,255	452.6	25.34	18.57	21.90	0.50	13.78	-2.66	1.27	1.03	14.84	13.05	168.99
Non-Goodwill Companies(53)	21.53	8,660	472.8	24.93	18.36	21.33	1.54	9.35	-1.50	1.33	1.15	15.05	15.05	161.55
Acquirors of FSLIC Cases(6)	45.77	60,436	4,170.5	49.06	36.97	46.00	-0.30	16.54	4.62	3.11	3.24	24.39	23.28	328.23

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of August 27, 2004

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	% Change From 52 Wks Ago(2) (%)	% Change From Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. BIF-Insured Thrifts(no MHC)														
BIF-Insured Thrifts(23)	22.97	31,699	594.1	26.69	19.38	22.62	1.79	8.24	-3.02	1.34	1.27	13.84	12.91	148.84
NYSE Traded Companies(3)	19.43	162,279	3,308.1	28.56	16.77	19.12	1.50	-9.16	-15.94	0.97	1.19	12.54	8.49	81.30
AMEX Traded Companies(2)	28.16	4,198	132.9	29.85	23.91	27.73	1.68	16.77	1.24	1.63	1.41	17.85	17.20	212.96
NASDAQ Listed OTC Companies(18)	22.73	16,974	272.2	25.97	19.11	22.40	1.84	9.51	-1.79	1.36	1.26	13.45	12.93	149.33
Mid-Atlantic Companies(9)	19.12	77,627	1,441.8	24.56	16.55	18.85	1.53	0.14	-11.41	1.24	1.20	11.55	9.60	120.33
New England Companies(10)	27.16	9,575	186.9	30.34	23.01	26.87	1.06	10.67	-0.93	2.51	1.42	16.75	16.20	180.04
North-West Companies(3)	21.76	7,790	163.3	24.51	16.72	21.14	2.72	21.74	9.47	1.45	1.27	10.41	10.39	133.90
South-East Companies(1)	10.80	3,068	33.1	10.95	9.13	10.00	8.00	8.00	3.45	0.29	0.29	8.29	8.29	68.99
Thrift Strategy(22)	22.97	31,699	594.1	26.69	19.38	22.62	1.79	8.24	-3.02	1.34	1.27	13.84	12.91	148.84
Companies Issuing Dividends(23)	22.97	31,699	594.1	26.69	19.38	22.62	1.79	8.24	-3.02	1.34	1.27	13.84	12.91	148.84
Equity/Assets <6%(1)	24.21	5,277	127.8	26.45	17.29	23.10	4.81	29.95	8.71	1.66	1.47	10.38	10.38	182.62
Equity/Assets 6-12%(16)	26.61	7,693	162.2	30.10	22.51	26.37	0.85	12.23	-2.40	1.67	1.54	16.01	15.36	191.78
Equity/Assets >12%(6)	16.08	80,115	1,463.5	20.46	14.01	15.68	3.00	-2.70	-6.12	0.70	0.73	10.43	8.85	64.49
Actively Traded Companies(5)	29.24	4,550	113.9	33.76	25.00	29.00	0.52	4.83	-3.35	1.69	1.68	18.81	18.48	195.41
Holding Company Structure(20)	21.62	37,698	702.7	25.40	18.33	21.24	2.02	6.18	-5.28	1.19	1.17	13.31	12.24	133.78
Assets Over $1 Billion(9)	19.67	75,674	1,390.1	24.21	16.98	19.33	1.93	0.52	-10.02	0.99	1.02	11.38	9.65	93.14
Assets $500 Million-$1 Billion(9)	28.55	4,350	112.4	32.37	23.97	28.09	1.76	10.08	-2.05	1.73	1.55	16.96	16.39	203.98
Assets $250-$500 Million(3)	23.35	2,647	52.4	26.17	20.23	23.52	-1.11	13.62	2.16	1.97	1.99	16.86	16.60	214.30
Assets less than $250 Million(2)	14.58	2,560	35.4	15.98	10.90	14.13	4.27	23.45	12.85	0.62	0.42	8.49	8.47	85.32
Goodwill Companies(16)	23.37	38,214	729.0	27.90	19.84	23.06	1.38	7.15	-5.21	1.36	1.23	14.37	13.09	156.68
Non-Goodwill Companies(7)	21.91	14,761	243.1	23.52	18.20	21.48	2.84	11.07	2.66	1.29	1.36	12.45	12.45	128.45

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of August 27, 2004

	Market Capitalization			Price Change Data						Current Per Share Financials				
				52 Week (1)			% Change From							
Financial Institution	Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. MHC Institutions														
SAIF-Insured Thrifts(14)	19.18	16,236	125.3	23.63	15.92	19.04	1.13	14.37	2.64	0.44	0.43	9.12	8.62	77.25
BIF-Insured Thrifts(5)	26.71	59,519	730.1	31.32	20.71	26.55	0.46	20.57	2.16	0.92	0.62	9.56	8.95	95.44
AMEX Traded Companies(2)	17.34	6,170	59.4	19.75	13.73	16.90	2.37	15.66	0.92	0.47	0.43	9.71	9.71	60.72
NASDAQ Listed OTC Companies(17)	21.61	30,151	310.9	26.35	17.59	21.50	0.79	16.04	2.70	0.58	0.49	9.19	8.59	84.54
California Companies(1)	13.34	14,549	75.9	14.00	10.47	13.32	0.15	33.40	33.40	0.16	0.17	5.86	5.86	63.42
Mid-Atlantic Companies(10)	21.52	29,349	301.5	26.91	17.58	21.47	0.95	12.08	-3.24	0.63	0.60	8.68	7.97	90.77
Mid-West Companies(5)	17.31	18,707	166.9	20.82	14.84	17.02	0.98	13.28	3.98	0.29	0.31	9.14	8.82	68.14
New England Companies(2)	26.98	51,879	680.7	29.62	18.21	26.51	2.05	36.69	19.98	1.23	0.58	11.97	11.37	96.13
South-East Companies(1)	33.00	19,571	117.8	41.00	29.56	33.18	-0.54	10.04	-13.16	0.39	0.27	13.34	13.03	54.56
Thrift Strategy(18)	20.55	23,956	230.5	25.21	17.05	20.41	0.96	13.39	-0.03	0.49	0.47	9.07	8.57	80.27
Diversified Strategy(1)	32.16	93,700	1,255.0	33.73	19.60	31.91	0.78	63.00	48.20	1.88	0.65	12.34	11.15	113.76
Companies Issuing Dividends(17)	22.10	29,790	312.1	27.06	17.94	21.96	0.89	14.16	-0.92	0.60	0.50	9.45	8.85	85.93
Companies Without Dividends(2)	13.17	9,235	49.4	13.75	10.74	12.99	1.46	31.70	31.70	0.32	0.33	7.47	7.47	48.95
Equity/Assets <6%(1)	15.59	5,899	33.4	22.68	13.15	14.79	5.41	-2.62	-15.96	0.11	0.10	6.84	6.38	127.13
Equity/Assets 6-12%(10)	24.06	43,472	483.4	28.95	18.90	23.92	0.90	18.19	2.80	0.81	0.64	9.82	8.89	107.76
Equity/Assets >12%(8)	18.24	10,536	67.2	21.91	15.53	18.16	0.47	15.60	4.46	0.32	0.33	8.81	8.77	44.24
Holding Company Structure(16)	21.55	24,133	244.5	26.59	17.87	21.40	1.03	11.84	-3.25	0.54	0.51	9.43	8.86	84.79
Assets Over $1 Billion(5)	31.05	84,472	952.1	36.27	24.45	30.75	0.87	28.76	4.21	0.97	0.67	11.20	10.31	100.55
Assets $500 Million-$1 Billion(4)	15.64	15,259	94.5	19.11	12.73	15.24	2.39	14.84	6.85	0.24	0.23	7.71	7.60	73.49
Assets $250-$500 Million(7)	20.70	4,505	30.1	26.41	17.15	20.75	0.50	5.20	-5.32	0.55	0.53	9.40	8.66	93.83
Assets less than $250 Million(3)	13.13	3,325	18.4	14.92	11.05	13.11	0.25	21.49	12.17	0.38	0.38	7.63	7.62	35.06
Goodwill Companies(8)	19.89	22,849	240.3	25.00	15.87	19.77	1.09	9.72	-3.11	0.64	0.41	9.24	7.97	94.99
Non-Goodwill Companies(11)	22.09	31,101	316.6	26.13	18.13	21.92	0.85	20.57	6.60	0.52	0.53	9.24	9.24	72.61
MHC Institutions(19)	21.16	27,626	284.5	25.65	17.18	21.02	0.95	16.00	2.51	0.57	0.48	9.24	8.71	82.04
MHC Converted Last 3 Months(1)	13.00	3,920	22.9	13.50	11.00	12.65	2.77	30.00	30.00	0.48	0.48	9.08	9.08	34.47

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of August 27, 2004

	Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Shares Outst-anding (000)	Market Capitalization: Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	Price Change Data: 52 Week (1) Low ($)	Price Change Data: Last Week ($)	% Change From: Last Week (%)	% Change From: 52 Wks Ago(2) (%)	% Change From: Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NYSE Traded Companies															
AF	Astoria Financial Corp. of NY	36.48	76,824	2,802.5	42.55	30.77	36.34	0.39	15.63	-1.94	2.59	2.52	17.86	15.45	290.72
BBX	BankAtlantic Bancorp of FL	17.95	59,779	1,073.0	19.75	13.70	18.14	-1.05	25.96	-5.53	1.25	1.45	7.37	5.90	90.81
CFB	Commercial Federal Corp. of NE	27.57	39,871	1,099.2	28.48	23.79	26.75	3.07	12.76	3.22	2.03	2.69	18.84	14.40	293.79
DSL	Downey Financial Corp. of CA	54.01	27,968	1,510.6	55.49	41.77	54.60	-1.08	28.44	9.55	3.21	2.34	33.70	33.58	508.52
FED	FirstFed Financial Corp. of CA	45.95	16,406	753.9	49.05	38.16	45.75	0.44	15.60	5.63	3.96	3.88	26.79	26.40	336.76
FBC	Flagstar Bancorp, Inc. of MI	21.06	61,141	1,287.6	28.11	18.00	21.76	-3.22	9.06	-1.68	3.36	1.69	11.61	11.61	195.71
GDW	Golden West Fin. Corp. of CA	105.99	152,749	16,189.9	116.91	83.10	106.85	-0.80	23.23	2.71	7.79	7.75	42.98	42.98	609.88
GPT	GreenPoint Fin. Corp. of NY(8)*	43.57	131,886	5,746.3	47.30	28.85	42.10	3.49	30.10	23.36	3.42	1.09	14.88	11.89	196.80
NDE	IndyMac Bancorp, Inc. of CA	34.93	61,099	2,134.2	37.44	22.43	34.40	1.54	51.02	17.25	2.89	-1.46	17.27	16.72	237.25
NYB	New York Community Bcrp of NY*	20.95	264,493	5,541.1	35.57	17.62	20.34	3.00	-7.95	-26.59	1.35	1.83	11.49	3.76	91.07
PFB	PFF Bancorp, Inc. of Pomona CA	37.22	16,785	624.7	40.95	28.55	36.45	2.11	30.05	2.59	2.53	2.38	19.25	19.17	217.11
PFS	Provident Fin. Serv. Inc of NJ*	17.90	60,065	1,075.2	21.55	15.91	17.90	0.00	-10.37	-5.29	0.59	0.54	13.59	13.22	71.53
SOV	Sovereign Bancorp, Inc. of PA	21.88	310,365	6,790.8	25.20	17.78	21.44	2.05	19.56	-7.87	1.47	1.31	12.29	7.34	156.87
WES	Westcorp of Irvine CA	41.65	51,833	2,158.8	46.80	33.62	41.20	1.09	17.49	13.95	3.21	3.21	23.65	23.64	289.37
AMEX Traded Companies															
BHL	Berkshire Hills Bancorp of MA*	36.93	5,871	216.8	39.20	31.25	36.45	1.32	17.42	2.02	1.76	1.66	20.79	19.81	220.76
BFD	BostonFed Bancorp, Inc. of MA(8)	42.10	4,540	191.1	43.00	29.20	39.05	7.81	39.40	20.63	0.99	-0.29	20.59	16.89	374.20
CNY	Carver Bancorp, Inc. of NY	18.35	2,291	42.0	26.50	17.15	17.95	2.23	3.97	-27.76	2.02	1.95	18.30	18.30	241.31
EFC	EFC Bancorp, Inc of Elgin IL	25.10	4,653	116.8	28.49	20.00	25.15	-0.20	25.50	5.02	1.52	1.43	17.13	17.13	204.35
FDT	Federal Trust Corp of FL	8.06	6,662	53.7	8.25	6.90	7.65	5.36	14.33	0.75	0.46	0.41	4.11	4.11	77.36
GOV	Gouverneur Bcp MHC of NY(42.5)	12.88	2,283	12.5	14.00	10.65	12.70	1.42	20.94	10.09	0.36	0.35	7.82	7.82	42.94
NBN	Northeast Bancorp of Auburn ME*	19.39	2,525	49.0	20.50	16.57	19.00	2.05	16.11	0.47	1.50	1.15	14.90	14.59	205.16
SZB	SouthFirst Bancshares of AL	15.45	719	11.1	18.75	14.20	15.45	0.00	10.36	-10.69	-0.90	-1.76	14.16	13.40	193.02
TSH	Teche Hlding Cp of N Iberia LA	37.50	2,279	85.5	41.50	32.75	38.00	-1.32	15.38	3.36	2.60	2.55	25.44	25.44	254.70
WSB	Washington SB, FSB of Bowie MD	10.50	7,308	76.7	11.09	8.75	10.40	0.96	12.06	13.51	1.20	0.93	6.41	6.41	64.50
WFD	Westfield Finl MHC of MA(46.5)*	21.80	10,057	106.3	25.50	16.81	21.10	3.32	10.38	-8.25	0.57	0.50	11.59	11.59	78.50
WFI	Winton Financial Corp. of OH(8)	20.25	4,606	93.3	20.50	12.70	15.30	32.35	53.41	53.88	1.05	0.82	9.98	9.96	120.22
WRO	Woronoco Bancorp, Inc. of MA	38.40	3,673	141.0	40.50	25.45	36.90	4.07	41.18	5.93	1.55	1.42	21.43	20.94	240.15
NASDAQ Listed OTC Companies															
FIFG	1st Independence Fin Grp of KY	18.60	1,223	22.7	25.00	17.32	19.57	-4.96	-4.12	-18.31	-0.89	-0.99	16.77	16.30	147.54
AMFC	AMB Fin. Corp. of Munster IN	15.01	975	14.6	19.36	13.12	15.01	0.00	0.07	4.60	1.04	1.10	13.16	13.16	158.32
ASBP	ASB Financial Corp. of OH	23.14	1,668	38.6	29.24	19.25	24.25	-4.58	17.46	2.57	1.21	1.19	10.39	10.39	97.53
AABC	Access Anytime Bancorp of NM	13.59	1,227	16.7	14.74	12.05	13.56	0.22	12.31	-4.36	0.95	0.19	13.07	7.62	232.55
AFBC	Advance Fin. Bancorp of WV	18.08	1,398	25.3	21.75	16.14	18.37	-1.58	5.12	-0.82	1.88	1.51	15.31	10.82	228.39
ALLB	Alliance Bank MHC of PA (20.0)	29.00	3,441	20.0	40.50	22.35	30.00	-3.33	23.88	3.57	0.70	0.69	10.18	10.18	111.23
ASBI	Ameriana Bancorp of IN	15.75	3,149	49.6	18.00	14.07	16.05	-1.87	5.00	8.62	0.79	1.71	12.43	12.20	136.09
ABCW	Anchor BanCorp Wisconsin of WI	25.88	22,998	595.2	27.13	22.70	25.74	0.54	6.24	3.94	1.91	1.29	13.38	12.47	166.96
ALFC	Atlantic Liberty Fincl of NY	18.41	1,681	30.9	20.90	16.48	18.00	2.28	-2.02	-5.83	0.84	0.84	15.72	15.72	108.69
BCSB	BCSB Bankcorp MHC of MD (36.4)	15.59	5,899	33.4	22.68	13.15	14.79	5.41	-2.62	-15.96	0.11	0.10	6.84	6.38	127.13
BKMU	Bank Mutual Corp of WI	11.45	78,232	895.8	12.60	9.65	11.40	0.44	12.48	0.53	0.33	0.29	9.07	8.33	39.72
BKUNA	BankUnited Fin. Corp. of FL	28.40	30,006	852.2	30.25	20.75	27.41	3.61	31.79	10.12	1.58	1.46	15.18	14.24	275.35
BRBI	Blue River Bancshares of IN	5.97	3,406	20.3	7.00	4.75	5.31	12.43	26.75	-4.33	0.10	0.05	4.71	3.66	60.04
BYFC	Broadway Financial Corp. of CA	12.45	1,500	18.7	15.00	11.01	12.35	0.81	1.63	-4.23	1.10	1.02	8.48	8.48	169.12
BRKL	Brookline Bancorp, Inc. of MA*	15.09	59,074	891.4	16.25	13.75	14.56	3.64	-2.71	-1.63	0.29	0.26	10.09	10.09	27.26
CITZ	CFS Bancorp, Inc of Munster IN	13.59	12,291	167.0	15.20	12.44	13.53	0.44	-3.55	-8.18	0.25	0.19	12.57	12.45	119.74
CKFB	CKF Bancorp of Danville KY	19.00	1,470	27.9	20.00	12.00	19.00	0.00	55.23	13.43	1.14	1.14	10.73	9.99	103.31
CAFI	Camco Fin Corp of Cambridge OH	15.18	7,359	111.7	18.51	12.63	14.10	7.66	-11.49	-12.41	0.64	0.45	12.46	12.06	145.23
CFFN	Capitol Fd Fn MHC of KS (29.2)	33.92	73,970	729.2	39.58	28.33	32.52	4.31	18.56	-5.96	0.36	0.36	13.03	13.03	114.20
CEBK	Central Bncrp of Somerville MA*	32.50	1,665	54.1	38.00	26.00	31.36	3.64	-6.07	-10.98	1.26	1.09	25.61	24.27	305.31
GCFC	Central Federal Corp. of OH	13.24	2,039	27.0	18.00	11.25	12.30	7.64	11.26	-17.71	-0.91	-0.96	9.15	9.15	63.24
CHFN	Charter Fincl MHC of GA (18.4)	33.00	19,571	117.8	41.00	29.56	33.18	-0.54	10.04	-13.16	0.39	0.27	13.34	13.03	54.56
CFSL	Chesterfield Financial of IL(8)	31.09	3,876	120.5	31.25	22.04	30.91	0.58	41.64	30.91	0.51	0.51	19.29	19.17	93.46
CHEV	Cheviot Fin Cp MHC of OH(45.0)	10.90	9,919	48.7	13.75	10.17	10.95	-0.46	9.00	9.00	-0.02	0.17	7.72	7.72	28.10
CTZN	Citizens First Bancorp of MI	21.26	8,290	176.2	24.47	20.40	22.49	-5.47	1.24	-6.75	1.17	1.11	19.15	17.52	156.09
CFSB	Citizens First Fin Corp. of IL	24.00	1,499	36.0	28.50	20.00	23.25	3.23	-2.99	-5.88	1.06	0.84	22.45	22.45	222.97
CSBC	Citizens South Banking of NC	12.98	7,522	97.6	15.25	12.40	12.84	1.09	-7.22	-6.95	0.36	0.20	11.36	10.34	65.76
CSBK	Clifton Svg Bp MHC of NJ(45.0)	11.82	30,530	162.4	14.25	10.50	11.74	0.68	18.20	18.20	0.12	0.13	6.56	6.56	24.91
CFCP	Coastal Fin. Corp. of SC	14.54	15,856	230.5	15.82	10.89	14.44	0.69	25.67	-0.41	0.87	0.83	4.93	4.93	80.72
CCBI	Commercial Capital Bcrp of CA	21.50	53,126	1,142.2	24.25	10.15	23.63	-9.01	104.76	33.87	0.56	0.52	10.97	4.13	89.29

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of August 27, 2004

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)														
CPFC Community Fin. Corp. of VA	19.63	2,079	40.8	24.70	17.15	19.63	0.00	13.47	-0.61	1.62	1.62	14.03	14.02	170.87
CIBI Community Inv. Bncp, Inc of OH	14.27	1,097	15.7	17.00	13.00	13.00	9.77	5.70	-4.68	0.80	0.73	12.21	12.21	110.80
DCOM Dime Community Bancshars of NY*	16.78	37,304	626.0	21.51	15.33	16.36	2.57	3.90	-18.19	1.33	1.27	7.22	5.72	93.01
DFBS Dutchfork Bancshares Inc of SC(8)	40.72	1,126	45.9	43.25	33.20	41.24	-1.26	19.06	5.77	1.24	1.81	27.48	27.48	180.19
ESBF ESB Financial Corp. of PA	12.97	10,717	139.0	16.89	10.63	12.53	3.51	-13.53	-19.44	0.87	0.76	8.31	7.61	127.07
ESBK Elmira Svgs Bank, FSB of NY*	29.00	986	28.6	33.35	25.45	28.82	0.62	11.93	2.08	2.53	1.97	20.48	19.96	318.01
EVRT Evertrust Fin. Grp, Inc. of WA(8)*	25.43	6,893	175.3	30.44	15.95	25.46	-0.12	35.99	20.81	1.23	1.17	13.23	13.23	111.57
FFDF FFD Financial Corp of Dover OH	14.91	1,207	18.0	16.50	13.00	14.41	3.47	2.90	1.08	0.70	0.35	14.18	14.18	113.18
FFLC FFLC Bancorp of Leesburg FL	26.83	5,405	145.0	30.95	24.26	26.77	0.22	-3.45	-6.68	1.68	1.58	14.89	14.89	187.05
FFWC FFW Corporation of Wabash IN	22.00	1,285	28.3	26.12	20.12	22.65	-2.87	9.40	0.00	1.92	1.52	18.87	18.11	186.09
FMCO FMS Fin Corp. of Burlington NJ	16.01	6,501	104.1	20.50	14.41	16.05	-0.25	11.80	-11.06	1.11	1.11	10.05	9.60	190.77
FFHH FSF Financial Corp. of MN(8)	34.73	2,386	82.9	35.00	28.01	34.75	-0.06	14.17	13.87	1.82	0.77	21.64	19.63	214.09
FSBI Fidelity Bancorp, Inc. of PA	21.85	2,668	58.3	24.35	19.75	21.20	3.07	10.30	-6.98	1.68	1.45	14.94	13.86	238.29
FFFL Fidelity Bankshares, Inc of FL	35.90	15,130	543.2	38.45	23.74	36.14	-0.66	44.52	14.33	1.27	1.32	12.50	12.36	224.89
FFED Fidelity Fed. Bancorp of IN(8)	1.63	11,000	17.9	2.55	1.32	1.58	3.16	-0.61	3.16	0.02	-0.01	1.42	1.42	17.52
FBTC First BancTrust Corp of IL	12.50	2,500	31.3	13.75	11.05	12.03	3.91	9.65	3.05	0.61	0.44	10.30	10.30	88.49
FBEI First Bancorp of Indiana of IN	20.01	1,624	32.5	23.40	19.05	20.50	-2.39	0.60	-0.30	0.87	0.43	18.83	17.57	145.78
FBSI First Bancshares, Inc. of MO	19.28	1,658	32.0	22.15	16.76	19.52	-1.23	14.76	-8.19	1.35	1.27	16.71	16.41	161.76
FCAP First Capital, Inc. of IN	20.50	2,817	57.7	25.00	19.00	19.55	4.86	2.50	-2.38	1.24	1.25	15.57	13.45	148.33
FCFL First Community Bk Corp of FL	21.60	2,115	45.7	26.19	14.00	21.30	1.41	74.19	41.18	0.82	0.76	10.65	10.45	101.69
FDEF First Defiance Fin. Corp of OH	25.47	6,318	160.9	30.65	22.01	25.25	0.87	6.44	-1.66	1.92	1.37	19.70	16.64	169.86
FFFS First Fed Serv MHC of IL(45.0)	13.00	3,920	22.9	13.50	11.00	12.65	2.77	30.00	30.00	0.48	0.48	9.08	9.08	34.47
FFBH First Fed. Bancshares of AR	20.50	5,195	106.5	21.50	16.59	20.50	0.00	22.98	0.00	1.40	1.26	14.35	14.35	137.18
FTFC First Fed. Capital Corp. of WI(8)	29.51	22,517	664.5	29.69	19.76	29.20	1.06	41.26	30.81	1.62	0.70	12.63	8.62	163.64
FFBI First Federal Bancshares of IL	22.00	1,310	28.8	36.00	22.00	23.10	-4.76	-29.33	-37.50	1.71	1.65	16.43	15.21	234.90
FFSX First Federal Bankshares of IA	22.95	3,740	85.8	25.24	20.00	23.15	-0.86	13.05	-6.93	1.49	1.26	19.34	14.32	169.32
FFBZ First Federal Bncrp, Inc of OH(8)	13.09	3,286	43.0	15.00	7.51	13.07	0.15	71.11	44.32	0.56	0.48	6.97	6.97	78.57
FFCH First Fin. Holdings Inc. of SC	30.45	12,382	377.0	33.14	25.75	30.16	0.96	7.90	-2.62	2.03	1.81	13.18	11.36	198.02
FFHS First Franklin Corp. of OH	20.50	1,646	33.7	21.48	15.26	19.25	6.49	26.23	14.08	0.69	0.41	14.32	14.32	165.72
FKFS First Keystone Fin., Inc of PA	22.50	1,926	43.3	29.00	22.50	22.50	0.00	-2.34	-17.58	1.35	0.70	14.63	14.63	293.33
CASH First Midwest Fin., Inc. of IA	21.10	2,497	52.7	24.75	20.26	20.55	2.68	5.50	-2.31	1.70	1.92	17.95	16.59	303.38
FMSB First Mutual Bncshrs Inc of WA*	24.21	5,277	127.8	26.45	17.29	23.10	4.81	29.95	8.71	1.66	1.47	10.38	10.38	182.62
FNFG First Niagara Fin. Group of NY*	12.44	83,686	1,041.1	15.90	11.49	12.11	2.73	-16.68	-16.90	0.43	0.42	8.70	7.33	42.89
FNFI First Niles Fin., Inc. of OH	18.00	1,376	24.8	19.44	15.60	16.85	6.82	12.22	1.41	0.76	0.64	11.19	11.19	70.69
FPTB First PacTrust Bancorp of CA	23.60	4,696	110.8	24.33	19.53	23.70	-0.42	15.91	5.73	1.01	1.00	16.66	16.66	141.61
FPFC First Place Fin. Corp. of OH	18.92	15,141	286.5	20.00	16.44	18.14	4.30	10.97	-3.12	0.93	0.64	14.74	9.83	148.41
FBNW FirstBank NW Corp. of WA	27.47	2,965	81.4	31.05	24.50	27.22	0.92	1.37	-9.49	1.73	1.30	23.50	16.48	247.10
FFIC Flushing Fin. Corp. of NY*	17.63	19,228	339.0	19.50	13.49	17.58	0.28	20.01	-3.56	1.18	1.17	7.80	7.59	105.47
FKKY Frankfort First Bancorp of KY	23.98	1,267	30.4	26.36	19.79	24.93	-3.81	18.19	15.29	0.80	0.80	13.95	13.95	108.90
FBTX Franklin Bank Corp of TX	15.76	21,225	334.5	20.70	14.33	15.38	2.47	8.69	-17.05	0.59	0.50	11.98	9.15	144.65
GUPB GFSB Bancorp, Inc of Gallup NM(8)	22.00	1,146	25.2	25.98	17.00	21.00	4.76	27.91	0.50	1.42	1.39	16.18	16.18	208.47
GSLA GS Financial Corp. of LA	18.52	1,299	24.1	20.00	17.99	18.59	-0.38	-0.54	-4.73	0.40	0.19	21.86	21.86	161.27
GTPS Great American Bancorp of IL	25.10	735	18.4	36.75	23.00	24.25	3.51	-24.28	-28.31	1.67	1.57	23.09	22.43	213.96
PEDE Great Pee Dee Bancorp of SC	15.50	1,812	28.1	18.10	15.05	15.90	-2.52	-3.06	-11.93	0.68	0.62	14.60	14.00	86.60
GAFC Greater Atlant. Fin Corp of VA	6.08	3,012	18.3	8.31	5.78	6.15	-1.14	-17.28	-25.40	-0.04	-3.12	6.38	5.96	167.48
GCBC Green Co Bcrp MHC of NY (43.9)	32.81	2,054	29.6	36.00	26.80	32.89	-0.24	27.91	-1.17	1.42	1.42	14.52	14.52	138.55
HCBB HCB Bancshares, Inc. of AR(8)	18.64	1,428	26.6	20.13	17.50	18.35	1.58	0.22	3.56	0.37	0.13	19.72	19.72	157.64
HFFC HF Financial Corp. of SD	15.55	3,533	54.9	18.25	14.05	15.25	1.97	-3.66	-4.89	1.13	0.85	14.37	12.97	233.01
HMNF HMN Financial, Inc. of MN	26.28	4,457	117.1	28.19	20.00	26.25	0.11	26.04	8.19	2.20	1.66	18.20	17.26	205.09
HARB Harbor Florida Bancshrs of FL	30.75	23,788	731.5	31.50	25.29	31.11	-1.16	18.73	3.40	1.66	1.52	11.68	11.51	108.97
HARL Harleysville Svgs Fin Cp of PA	27.54	2,292	63.1	34.50	25.00	28.50	-3.37	8.21	-7.89	2.06	1.91	18.88	18.88	308.86
HWFG Harrington West Fncl Grp of CA	16.40	5,269	86.4	18.00	11.80	16.14	1.61	30.37	18.58	1.53	1.46	9.29	8.35	199.36
HFWA Heritage Financial Corp of WA	20.46	5,904	120.8	23.00	18.20	20.30	0.79	-7.00	-4.97	1.55	1.42	9.64	8.52	112.72
HIFS Hingham Inst. for Sav. of MA*	41.75	2,081	86.9	44.97	35.82	41.50	0.60	4.82	0.51	2.80	2.77	20.26	20.26	252.79
HCFC Home City Fin. Corp. of OH	16.16	824	13.3	18.25	13.82	16.00	1.00	18.39	-6.32	0.79	0.78	15.03	14.67	185.99
HWEN Home Financial Bancorp of IN	4.95	1,356	6.7	6.40	4.79	4.95	0.00	-3.13	-21.55	0.24	0.33	5.21	5.21	44.04
HLFC Home Loan Financial Corp of OH	19.50	1,691	33.0	21.25	16.35	19.50	0.00	17.97	1.30	1.12	1.11	13.46	13.46	93.15
HFBC HopFed Bancorp, Inc. of KY	16.54	3,637	60.2	18.50	16.00	16.76	-1.31	1.72	-4.06	1.09	0.98	12.75	11.20	160.10
HRZB Horizon Financial Corp. of WA*	19.30	10,303	198.8	22.56	16.14	19.18	0.63	13.53	10.22	1.24	1.06	10.44	10.39	85.17
HCBK Hudson Cty Bcp MHC of NJ(34.5)*	34.50	187,157	2,228.0	40.38	28.31	34.24	0.76	21.35	-9.64	1.16	1.10	6.88	6.88	99.76
HRBT Hudson River Bancorp Inc of NY(8)	17.75	30,430	540.1	21.44	15.03	17.51	1.37	17.71	-9.07	1.08	1.08	9.36	7.06	85.76
ICBC Independence Comm Bnk Cp of NY	38.94	83,392	3,247.3	41.58	32.13	37.60	3.56	21.04	8.26	1.99	1.98	25.78	11.28	216.06
IFSB Independence FSB of DC(8)	20.45	1,552	31.7	25.49	17.50	20.45	0.00	16.19	-12.08	-0.15	-1.58	12.88	12.88	129.78
JXSB Jcksnville Bcp MHC of IL(46.8)	15.25	1,952	13.9	20.00	13.20	14.99	1.73	-4.69	-9.55	0.35	0.25	9.86	8.30	136.17
JFBI Jefferson Bancshares Inc of TN	12.73	8,386	106.8	15.09	11.30	12.43	2.41	-2.08	-7.75	0.15	0.46	11.26	11.26	36.76

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of August 27, 2004

	Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
			Shares	Market	52 Week (1)			% Change From			Trailing	12 Mo.	Book	Tangible Book	
		Price/ Share(1)	Outst- anding	Capital- ization(9)	High	Low	Last Week	Last Week	52 Wks Ago(2)	Dec 31, 2000(2)	12 Mo. EPS(3)	Core EPS(3)	Value/ Share	Value/ Share(4)	Assets/ Share
		($)	(000)	($Mil)	($)	($)	($)	(%)	(%)	(%)	($)	($)	($)	($)	($)
	NASDAQ Listed OTC Companies (continued)														
KFED	K-Fed Bancorp of CA MHC (39.1)	13.34	14,549	75.9	14.00	10.47	13.32	0.15	33.40	33.40	0.16	0.17	5.86	5.86	63.42
KNBT	KNBT Bancorp, Inc. of PA	16.79	28,854	484.5	17.99	14.17	16.17	3.83	67.90	-4.49	-0.33	0.34	13.79	12.21	71.29
LSBX	LSB Corp of No. Andover MA*	17.70	4,307	76.2	18.99	15.00	18.22	-2.85	15.31	2.25	1.41	2.01	13.23	13.23	110.58
LSBI	LSB Fin. Corp. of Lafayette IN	23.58	1,363	32.1	28.00	22.00	23.97	-1.63	4.29	-14.25	2.21	1.72	21.21	21.21	251.44
LARL	Laurel Capital Group Inc of PA	21.05	1,925	40.5	25.98	19.13	21.25	-0.94	5.25	-14.95	0.94	0.93	14.30	12.34	156.49
LNCB	Lincoln Bancorp of IN	18.25	4,430	80.8	21.52	16.12	18.50	-1.35	-4.95	-8.52	0.77	0.74	18.18	17.70	131.19
MAFB	MAF Bancorp, Inc. of IL	42.09	32,668	1,375.0	44.95	37.29	41.39	1.69	9.90	0.45	2.92	2.65	27.74	19.32	286.97
MFBC	MFB Corp. of Mishawaka IN	30.50	1,329	40.5	35.00	25.82	29.00	5.17	17.08	0.13	2.02	1.30	26.87	26.87	322.00
MASB	MassBank Corp. of Reading MA*	34.94	4,393	153.5	44.27	32.05	34.74	0.58	-3.43	-18.76	1.73	1.48	24.51	24.26	223.18
MTXC	Matrix Bancorp, Inc. of CO	10.75	6,520	70.1	13.90	8.00	10.59	1.51	19.18	16.22	0.64	1.13	11.38	11.38	266.38
MFLR	Mayflower Co-Op. Bank of MA*	18.35	2,052	37.7	21.00	12.67	18.25	0.55	38.91	22.25	0.94	0.54	8.70	8.65	101.66
MCBF	Monarch Community Bncrp of MI	13.90	2,710	37.7	17.21	12.57	13.35	4.12	-3.81	-13.72	0.19	-0.07	15.50	11.59	107.72
MFSF	MutualFirst Fin. Inc. of IN	23.05	4,949	114.1	29.21	20.94	22.65	1.77	-9.61	-8.20	1.49	1.31	18.64	18.45	165.37
MYST	Mystic Financial, Inc. of MA(8)*	38.50	1,570	60.4	39.50	23.31	38.30	0.52	57.14	27.36	1.02	0.51	17.65	17.65	272.88
NASB	NASB Fin, Inc. of Grandview MO	38.24	8,458	323.4	44.50	33.08	37.00	3.35	9.41	-8.76	2.97	1.91	15.79	15.41	159.12
NHTB	NH Thrift Bancshares of NH	29.25	2,075	60.7	35.67	24.45	28.25	3.54	17.00	-13.59	2.89	2.09	19.75	13.90	291.52
NTBK	NetBank, Inc. of Alpharetta GA	10.65	46,673	497.1	14.83	9.83	10.43	2.11	-11.03	-20.22	0.73	-1.19	9.22	7.73	110.89
NABC	NewAlliance Bancshares of CT	13.69	114,159	1,562.8	15.72	12.92	13.43	1.94	36.90	36.90	-0.15	0.25	12.29	7.95	55.98
NMIL	Newmil Bancorp, Inc. of CT*	27.75	4,208	116.8	29.85	23.94	27.75	0.00	15.63	-4.48	1.89	1.83	12.64	10.60	173.66
NBSI	North Bancshares of Chicago IL(8)	24.10	1,145	27.6	24.10	12.75	24.10	0.00	46.06	77.86	0.16	0.19	11.53	11.53	116.74
FFFD	North Central Bancshares of IA	36.80	1,563	57.5	39.25	34.90	37.00	-0.54	2.45	-0.11	3.53	3.53	26.37	23.19	288.05
NEIB	Northeast Indiana Bncrp of IN	21.85	1,468	32.1	22.93	18.12	20.75	5.30	5.45	3.85	1.13	1.04	18.07	18.07	153.34
NEPF	Northeast PA Fin. Corp of PA	17.10	4,172	71.3	20.00	15.17	16.75	2.09	11.84	-10.98	-0.07	-0.15	13.77	11.22	211.06
NWSB	Northwest Bcrp MHC of PA(41.4)	21.68	47,960	430.3	26.67	16.45	21.89	-0.96	30.84	1.59	1.05	0.97	10.42	7.46	120.49
OCFC	OceanFirst Fin. Corp of NJ	23.13	13,244	306.3	28.00	21.30	22.71	1.85	-11.04	-14.81	1.37	0.83	10.23	10.12	140.24
ONFC	Oneida Fincl MHC of NY (42.4)	11.86	7,488	37.7	17.65	8.74	10.95	8.31	-27.77	-19.54	0.40	0.34	6.52	4.74	57.53
PBNC	PFS Bancorp Inc. of Aurora IN	21.53	1,474	31.7	22.86	16.86	22.00	-2.14	25.54	9.57	0.57	0.57	18.42	18.42	84.66
PHSB	PHSB Financial Corp. of PA(8)	26.55	2,903	77.1	26.86	17.60	26.62	-0.26	40.85	23.49	1.02	0.49	15.65	15.65	111.27
PVFC	PVF Capital Corp. of Solon OH	14.90	7,026	104.7	16.34	11.65	15.00	-0.67	12.28	1.71	1.07	0.45	8.86	8.86	105.55
PPBI	Pacific Premier Bncrp of CA(8)	11.00	5,255	57.8	15.25	6.71	11.11	-0.99	50.68	-0.81	1.09	1.27	7.88	7.88	80.63
PBCI	Pamrapo Bancorp, Inc. of NJ	22.43	4,975	111.6	29.60	19.45	21.95	2.19	12.60	-11.52	1.60	1.60	10.68	10.68	129.39
PFED	Park Bancorp of Chicago IL	31.34	1,145	35.9	35.05	26.58	30.32	3.36	17.16	7.85	2.27	2.06	26.09	26.09	236.49
PVSA	Parkvale Financial Corp of PA	25.36	5,581	141.5	30.73	24.63	26.37	-3.83	-1.32	-5.55	1.79	1.67	18.76	16.76	288.92
PRTR	Partners Trust Fin. Grp. of NY	10.27	27,743	284.9	21.27	9.35	9.81	4.69	-8.95	-41.08	0.60	0.58	11.00	5.29	78.67
PBHC	Pathfinder BC MHC of NY (35.3)*	16.08	2,448	13.9	21.00	14.77	16.50	-2.55	-4.57	-12.89	0.61	0.42	8.61	6.74	122.52
PFSB	PennFed Fin. Services of NJ	29.68	6,788	201.5	36.95	27.80	29.83	-0.50	4.18	-11.40	1.78	1.73	17.44	17.24	280.24
PFDC	Peoples Bancorp of Auburn IN	22.10	3,371	74.5	28.00	21.60	24.20	-8.68	-1.34	-7.92	1.45	1.38	18.82	17.98	146.39
PBCT	Peoples Bank MHC of CT (41.7)*	32.16	93,700	1,255.0	33.73	19.60	31.91	0.78	63.00	48.20	1.88	0.65	12.34	11.15	113.76
PCBI	Peoples Community Bcrp. of OH	23.01	3,899	89.7	24.50	19.83	23.21	-0.86	4.59	2.27	0.73	0.70	19.16	17.80	218.56
PSFC	Peoples Sidney Fin. Corp of OH	16.44	1,433	23.6	18.50	13.25	16.44	0.00	24.08	3.53	0.67	0.67	12.18	12.18	95.46
PFSL	Pocahontas Bancorp, Inc. of AR	17.35	4,571	79.3	18.11	12.65	17.06	1.70	34.81	8.85	1.23	1.23	10.87	7.50	155.97
PBCP	Provident Bancorp, Inc. of NY	11.03	39,638	437.2	12.42	8.04	11.20	-1.52	30.07	4.06	0.24	0.29	8.64	6.83	44.97
PROV	Provident Fin. Holdings of CA	23.34	7,092	165.5	26.00	19.92	24.00	-2.75	15.32	-3.47	2.37	0.79	15.51	15.49	185.99
PULB	Pulaski Fin Cp of St. Louis MO	17.97	5,474	98.4	20.44	14.31	17.32	3.75	23.93	6.46	1.03	0.31	7.05	6.95	103.51
QCBC	Quaker City Bancorp, Inc of CA(8)	54.97	6,282	345.3	55.50	39.30	54.94	0.05	38.67	19.16	3.22	3.22	24.26	24.22	297.85
RPFG	Ranier Pacific Fin Group of WA	18.04	8,442	152.3	18.04	15.22	17.00	6.12	80.40	13.32	-0.24	-0.31	12.92	12.89	90.10
RIVR	River Valley Bancorp of IN	22.25	1,599	35.6	30.25	19.55	22.25	0.00	11.42	-24.40	1.58	1.20	13.82	13.80	161.64
RVSB	Riverview Bancorp, Inc. of WA	20.80	4,790	99.6	21.83	17.75	21.24	-2.07	11.83	-2.16	1.51	1.52	13.83	11.76	107.59
ROME	Rome Bncp Inc MHC of NY (38.5)*	29.00	4,233	47.3	36.00	24.05	29.00	0.00	12.67	-6.63	0.36	0.45	8.40	8.40	62.68
SVBI	Severn Bancorp, Inc. of MD	32.76	4,159	136.2	37.70	26.05	34.67	-5.51	24.56	2.54	2.88	2.75	13.08	13.00	149.27
SFFS	Sound Fed Bancorp, Inc. of NY	14.05	12,550	176.3	17.35	12.51	13.29	5.72	-7.87	-9.88	0.51	0.51	9.96	8.85	72.88
SSFC	South Street Fin. Corp. of NC*	10.80	3,068	33.1	10.95	9.13	10.00	8.00	8.00	3.45	0.29	0.29	8.29	8.29	68.99
SMBC	Southern Missouri Bncrp of MO	15.25	2,252	34.3	17.50	12.75	15.30	-0.33	10.91	10.11	1.28	1.29	11.52	10.25	138.50
STSA	Sterling Financial Corp of WA	33.23	22,615	751.5	35.42	24.89	33.08	0.45	27.12	6.81	1.90	1.85	18.05	11.46	276.77
STBI	Sturgis Bancorp, Inc. of MI	14.25	2,730	38.9	15.87	11.00	14.05	1.42	29.55	0.42	0.82	0.50	10.74	8.83	107.72
SYNF	Synergy Financial Group of NJ	10.17	12,452	126.6	11.50	6.93	10.02	1.50	45.70	1.19	0.31	0.31	8.39	8.33	64.26
THRD	TF Fin. Corp. of Newtown PA	27.47	2,887	79.3	35.47	26.30	27.50	-0.11	-1.93	-19.68	-1.31	-1.22	19.84	18.24	216.37
TONE	TierOne Corp. of Lincoln NE	20.73	18,286	379.1	25.37	19.77	21.20	-2.22	-7.95	-9.71	1.29	1.18	14.42	14.42	123.33
TSBK	Timberland Bancorp, Inc. of WA	22.76	3,892	88.6	24.95	21.00	22.78	-0.09	-5.52	0.31	1.46	1.40	18.44	18.44	112.46
TRST	TrustCo Bank Corp NY of NY	12.89	74,191	956.3	14.25	11.80	12.87	0.16	-0.85	-1.98	0.74	0.63	2.89	2.89	38.40
UCBC	Union Community Bancorp of IN	17.90	1,988	35.6	19.60	16.22	17.91	-0.06	10.15	2.52	1.00	1.00	17.06	15.67	131.56
UCFC	United Community Fin. of OH	11.31	31,165	352.5	13.99	9.50	11.75	-3.74	15.41	-0.88	0.69	0.55	7.84	6.65	70.07
UPFC	United PanAm Fin. Corp of CA	16.44	16,164	265.7	19.64	14.20	14.86	10.63	-1.85	-1.50	0.97	0.94	6.90	6.90	104.19
UTBI	United Tenn. Bankshares of TN	17.30	1,202	20.8	20.00	13.20	17.25	0.29	23.04	6.92	1.70	1.65	14.21	13.58	102.69
WSFS	WSFS Financial Corp. of DE(8)*	49.36	7,016	346.3	52.42	41.45	50.24	-1.75	11.17	10.06	3.47	3.30	25.33	25.17	342.07

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of August 27, 2004

Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
				52 Week (1)			% Change From							
	Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)														
WVFC WVS Financial Corp. of PA	17.52	2,497	43.7	19.98	16.00	16.90	3.67	-2.67	0.11	0.97	0.97	11.83	11.83	160.26
WSBI Warwick Community Bncrp of NY(8)*	32.31	4,499	145.4	35.30	28.17	32.12	0.59	11.41	-6.08	0.22	0.17	15.11	14.60	159.58
WFSL Washington Federal, Inc. of WA	25.54	78,444	2,003.5	26.44	22.13	25.75	-0.82	13.26	-1.01	1.72	1.72	13.98	13.23	92.86
WAYN Wayne Savings Bancshares of OH	15.65	3,770	59.0	21.00	13.60	16.06	-2.55	13.74	-13.06	0.65	0.62	11.15	10.76	102.51
WYPT Waypoint Financial Corp of PA(8)	27.66	33,402	923.9	28.00	18.27	27.21	1.65	51.23	27.52	1.02	0.78	11.86	11.23	162.95
WCFB Wbstr Cty Fed MHC of IA (39.0)	13.50	3,772	19.9	17.25	11.50	13.98	-3.43	13.54	-3.57	0.30	0.30	5.99	5.96	27.78
WEFC Wells Fin. Corp. of Wells MN	26.75	1,161	31.1	34.79	22.16	26.00	2.88	-0.45	-10.83	2.32	1.14	24.40	24.40	192.38
WOFC Western Ohio Fin. Corp. of OH(8)	33.61	1,811	60.9	35.85	25.26	33.60	0.03	28.43	4.77	1.26	1.18	25.03	25.03	226.82
WGBC Willow Grove Bancorp Inc of PA	16.21	9,884	160.2	18.78	14.85	16.87	-3.91	-2.76	-8.73	0.62	0.52	10.50	10.40	93.24

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1
Weekly Thrift Market Line - Part Two
Prices As Of August 27, 2004

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
	Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. SAIF-Insured Thrifts(no MHCs)																		
SAIF-Insured Thrifts(154)	10.07	9.23	0.81	8.94	5.54	0.68	7.19	0.62	175.29	0.97	16.95	148.38	14.54	163.15	18.93	0.46	2.18	34.15
NYSE Traded Companies(11)	7.31	6.62	1.20	16.37	8.07	0.92	12.44	0.41	185.62	0.98	13.18	191.24	14.03	215.64	14.35	0.57	1.73	20.41
AMEX Traded Companies(9)	8.21	8.12	0.80	9.00	5.62	0.64	7.18	0.35	249.21	0.76	15.18	148.92	12.19	150.40	16.61	0.50	2.26	29.77
NASDAQ Listed OTC Companies(134)	10.44	9.54	0.78	8.24	5.30	0.66	6.70	0.65	170.31	0.98	17.46	144.32	14.73	158.94	19.56	0.45	2.22	35.98
California Companies(14)	7.89	7.17	1.10	14.42	7.15	0.81	10.69	0.26	344.79	1.22	14.00	183.32	14.38	184.96	17.13	0.42	1.39	20.36
Florida Companies(7)	7.66	7.33	0.98	11.94	5.32	0.96	11.71	0.34	267.38	0.83	19.85	222.89	17.18	234.90	20.62	0.25	0.98	18.40
Mid-Atlantic Companies(33)	9.13	7.98	0.77	9.22	5.26	0.67	6.89	0.32	209.02	1.04	16.87	149.95	14.10	174.64	18.96	0.46	2.22	38.17
Mid-West Companies(71)	10.59	9.94	0.80	8.05	5.78	0.66	6.64	0.85	126.09	0.89	17.51	134.89	14.06	145.65	19.42	0.51	2.52	39.45
New England Companies(4)	12.55	9.23	0.49	6.87	4.27	0.66	6.93	0.12	437.64	0.91	17.45	146.23	16.83	188.67	20.52	0.62	2.11	41.38
North-West Companies(7)	11.89	10.61	1.07	9.65	5.52	1.00	8.96	0.29	285.04	1.23	15.13	158.48	18.34	190.01	16.38	0.51	2.25	35.26
South-East Companies(14)	12.35	11.90	0.66	6.62	3.94	0.49	4.34	0.75	115.85	0.97	15.06	140.89	15.80	147.83	17.57	0.45	2.33	32.10
South-West Companies(3)	6.95	4.80	0.49	6.27	5.37	0.24	2.86	0.30	109.28	0.44	20.51	117.77	8.37	175.29	31.52	0.00	0.00	0.00
Western Companies (Excl CA)(1)	4.27	4.27	0.24	5.90	5.95	0.43	10.41	2.55	23.70	0.80	16.80	94.46	4.04	94.46	9.51	0.00	0.00	0.00
Thrift Strategy(145)	10.20	9.39	0.80	8.68	5.44	0.67	6.97	0.62	169.79	0.96	17.14	146.62	14.58	159.47	18.86	0.47	2.23	35.32
Mortgage Banker Strategy(7)	7.54	6.00	1.07	13.95	7.38	0.92	12.18	0.36	289.63	1.07	13.95	182.65	13.86	240.33	17.82	0.28	1.15	14.70
Real Estate Strategy(2)	8.39	8.39	1.06	12.51	7.18	0.44	5.26	1.47	38.75	0.69	13.93	168.17	14.12	168.17	33.11	0.27	1.81	25.23
Companies Issuing Dividends(140)	10.34	9.51	0.83	8.99	5.60	0.71	7.50	0.61	179.62	0.95	16.83	147.96	14.85	161.64	18.90	0.50	2.35	37.08
Companies Without Dividends(14)	6.69	5.76	0.61	8.29	4.73	0.38	3.24	0.64	113.39	1.22	18.52	153.58	10.73	181.86	19.46	0.00	0.00	0.00
Equity/Assets <6%(13)	5.16	4.81	0.64	11.23	6.85	0.37	5.56	0.60	143.08	0.72	15.15	158.29	8.30	169.43	16.93	0.26	1.34	17.91
Equity/Assets 6-12%(105)	8.80	8.10	0.88	10.04	6.04	0.73	8.25	0.65	177.27	1.02	16.23	155.18	13.68	171.97	18.57	0.50	2.21	32.31
Equity/Assets >12%(36)	15.57	14.14	0.68	4.91	3.60	0.67	4.76	0.53	180.95	0.90	20.84	125.33	19.38	134.83	21.54	0.43	2.39	49.82
Converted Last 3 Mths (no MHC)(1)	13.98	6.72	0.76	5.45	5.84	0.74	5.27	0.24	233.62	0.91	17.12	93.36	13.05	194.14	17.71	0.24	2.34	40.00
Actively Traded Companies(10)	8.51	7.19	1.10	13.30	6.63	1.16	13.98	0.52	138.51	0.89	15.31	184.14	15.46	227.13	14.37	0.57	2.10	26.67
Market Value Below $20 Million(11)	8.43	8.09	0.45	4.96	4.30	0.16	-0.85	0.71	88.14	0.71	16.91	110.25	9.20	119.56	16.18	0.28	1.93	34.79
Holding Company Structure(152)	10.07	9.23	0.80	8.86	5.49	0.68	7.13	0.62	175.29	0.97	17.02	148.27	14.53	163.15	19.00	0.46	2.17	34.24
Assets Over $1 Billion(53)	9.36	7.96	0.96	11.73	6.02	0.81	9.62	0.52	203.57	1.07	16.28	171.69	15.67	197.21	18.46	0.44	1.84	27.73
Assets $500 Million-$1 Billion(36)	8.90	8.28	0.76	8.57	5.50	0.59	5.91	0.41	226.41	0.94	17.10	148.46	13.07	161.06	19.76	0.49	2.19	37.40
Assets $250-$500 Million(32)	10.62	9.93	0.80	8.13	6.36	0.73	7.32	0.80	126.94	0.92	15.78	127.38	13.24	138.81	17.21	0.47	2.36	36.91
Assets less than $250 Million(33)	12.24	12.00	0.63	5.24	3.91	0.53	4.34	0.89	99.20	0.87	19.43	128.72	15.71	132.10	20.76	0.47	2.58	40.38
Goodwill Companies(101)	9.81	8.59	0.81	8.91	5.38	0.67	6.90	0.54	196.89	1.00	16.91	149.21	14.39	170.97	18.80	0.47	2.16	34.27
Non-Goodwill Companies(53)	10.63	10.63	0.82	8.99	5.87	0.72	7.81	0.79	128.91	0.89	17.02	146.61	14.88	146.61	19.19	0.46	2.22	33.90
Acquirors of FSLIC Cases(6)	8.86	8.35	1.04	11.92	6.48	1.18	13.55	0.64	100.43	0.78	15.76	172.52	15.29	184.21	14.21	0.56	2.09	23.26

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of August 27, 2004

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. BIF-Insured Thrifts(no MHCs)																		
BIF-Insured Thrifts(23)	11.80	10.87	1.04	10.38	5.69	1.01	9.95	0.13	372.65	1.01	17.85	172.36	19.27	181.52	19.84	0.53	2.42	40.23
NYSE Traded Companies(3)	15.81	11.31	1.32	9.61	4.87	1.60	12.09	0.12	376.55	0.77	22.93	157.02	24.01	135.40	22.30	0.62	3.06	57.38
AMEX Traded Companies(2)	8.34	8.04	0.82	9.37	6.25	0.70	7.93	0.29	274.47	1.11	16.95	153.88	13.09	159.66	19.55	0.42	1.58	25.64
NASDAQ Listed OTC Companies(18)	11.72	11.22	1.03	10.64	5.72	0.98	9.94	0.11	399.59	1.03	17.15	177.20	19.48	187.94	19.48	0.53	2.45	39.81
Mid-Atlantic Companies(9)	12.25	9.89	1.21	11.64	6.09	1.26	11.86	0.17	293.08	0.82	18.97	176.18	20.15	195.21	19.54	0.54	2.78	48.64
New England Companies(10)	12.10	11.83	0.95	9.41	5.54	0.90	8.81	0.12	373.11	1.14	17.70	166.34	19.38	173.40	20.69	0.55	2.12	36.04
North-West Companies(3)	8.97	8.94	1.26	14.44	6.64	1.09	12.61	0.07	768.20	1.31	15.07	209.05	17.96	209.50	17.34	0.44	2.09	31.81
South-East Companies(1)	12.02	12.02	0.41	3.50	2.69	0.41	3.50	0.00	0.00	0.39	NM	130.28	15.65	130.28	NM	0.40	3.70	0.00
Thrift Strategy(22)	11.80	10.87	1.04	10.38	5.69	1.01	9.95	0.13	372.65	1.01	17.85	172.36	19.27	181.52	19.84	0.53	2.42	40.23
Companies Issuing Dividends(23)	11.80	10.87	1.04	10.38	5.69	1.01	9.95	0.13	372.65	1.01	17.85	172.36	19.27	181.52	19.84	0.53	2.42	40.23
Equity/Assets <6%(1)	5.68	5.68	1.00	17.06	6.86	0.88	15.11	0.12	768.20	1.11	14.58	233.24	13.26	233.24	16.47	0.36	1.49	21.69
Equity/Assets 6-12%(16)	8.50	8.10	1.00	11.52	6.48	0.95	10.74	0.15	325.13	0.99	16.42	177.05	14.81	189.27	18.96	0.57	2.25	35.54
Equity/Assets >12%(6)	18.86	16.82	1.12	7.18	4.04	1.16	7.65	0.11	351.68	1.03	22.59	153.62	28.45	154.14	23.11	0.47	2.89	57.78
Actively Traded Companies(5)	10.32	10.20	1.05	9.78	5.99	1.08	10.02	0.04	486.83	1.17	17.80	158.84	16.30	160.71	19.10	0.65	2.34	40.09
Holding Company Structure(20)	12.62	11.53	1.05	10.01	5.45	1.06	9.99	0.13	358.76	1.01	18.43	169.60	20.21	180.17	19.51	0.51	2.47	41.96
Assets Over $1 Billion(9)	16.21	14.15	1.20	9.94	4.93	1.24	10.38	0.15	297.88	0.93	20.55	177.52	26.27	194.45	20.79	0.47	2.52	48.18
Assets $500 Million-$1 Billion(9)	8.55	8.28	0.97	11.47	6.19	0.87	10.27	0.13	470.31	1.02	16.95	177.62	14.88	185.38	19.31	0.59	2.08	35.03
Assets $250-$500 Million(3)	9.20	9.12	1.09	11.31	8.35	1.28	12.39	0.13	258.21	1.47	12.01	137.69	12.56	139.54	11.76	0.64	2.78	33.46
Assets less than $250 Million(2)	10.29	10.26	0.66	7.19	3.90	0.47	4.87	0.04	0.00	0.79	19.52	170.60	16.85	171.21	33.98	0.40	2.94	42.55
Goodwill Companies(16)	10.59	9.31	1.05	10.63	5.86	0.99	9.86	0.16	302.09	0.96	18.73	173.05	17.70	186.08	21.32	0.55	2.42	43.04
Non-Goodwill Companies(7)	14.94	14.94	1.01	9.74	5.23	1.08	10.20	0.06	690.15	1.13	14.02	170.59	23.36	170.59	13.45	0.47	2.42	28.09

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of August 27, 2004

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
	Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. MHC Institutions																		
SAIF-Insured Thrifts(14)	15.52	14.97	0.63	4.65	2.21	0.64	4.56	0.48	190.46	0.82	25.12	205.24	30.40	219.77	26.86	0.51	2.37	38.09
BIF-Insured Thrifts(5)	10.59	10.07	0.93	9.74	3.37	0.69	7.05	0.49	136.16	0.88	24.40	245.18	30.00	265.08	31.36	0.66	2.42	64.88
AMEX Traded Companies(2)	16.49	16.49	0.80	4.65	2.70	0.74	4.30	0.60	135.11	1.14	NM	176.40	28.88	176.40	NM	0.33	1.93	71.20
NASDAQ Listed OTC Companies(17)	13.95	13.35	0.70	6.14	2.49	0.65	5.32	0.47	178.98	0.80	24.81	218.83	30.46	236.52	27.76	0.57	2.44	43.21
California Companies(1)	9.24	9.24	0.25	2.73	1.20	0.27	2.90	0.00	0.00	0.49	NM	227.65	21.03	227.65	NM	0.00	0.00	0.00
Mid-Atlantic Companies(10)	11.69	10.94	0.71	6.88	2.79	0.69	6.49	0.56	185.96	0.79	25.90	222.85	27.20	247.19	27.93	0.47	2.21	59.36
Mid-West Companies(5)	18.81	18.55	0.61	3.54	1.82	0.73	3.84	0.36	150.23	0.60	27.08	184.95	33.20	190.99	27.08	0.64	2.95	0.00
New England Companies(2)	12.81	12.28	1.14	10.68	4.23	0.58	4.93	0.33	196.63	1.16	17.11	224.35	28.02	238.26	NM	0.78	2.72	65.94
South-East Companies(1)	24.45	23.88	0.74	3.13	1.18	0.52	2.17	0.58	108.08	2.08	NM	247.38	60.48	253.26	NM	1.00	3.03	0.00
Thrift Strategy(18)	14.41	13.89	0.66	5.39	2.33	0.66	5.18	0.49	171.23	0.82	26.10	211.38	30.41	226.39	27.76	0.51	2.32	47.37
Diversified Strategy(1)	10.85	9.80	1.56	16.71	5.85	0.54	5.78	0.33	207.39	0.99	17.11	260.62	28.27	288.43	NM	1.16	3.61	61.70
Companies Issuing Dividends(17)	13.80	13.19	0.69	6.13	2.52	0.63	5.25	0.51	164.23	0.88	24.44	217.70	30.40	235.39	27.93	0.61	2.67	61.01
Companies Without Dividends(2)	17.79	17.79	0.85	4.79	2.45	0.86	4.88	0.10	312.41	0.45	27.08	185.41	29.37	185.41	27.08	0.00	0.00	0.00
Equity/Assets <6%(1)	5.38	5.02	0.09	1.47	0.71	0.09	1.33	0.17	191.96	0.65	NM	227.92	12.26	244.36	NM	0.50	3.21	0.00
Equity/Assets 6-12%(10)	9.23	8.30	0.75	8.22	3.25	0.60	6.56	0.62	114.92	0.84	24.44	221.20	22.63	250.04	27.93	0.66	2.53	49.38
Equity/Assets >12%(8)	21.57	21.48	0.73	3.76	1.82	0.80	4.01	0.37	237.80	0.85	27.08	204.42	42.13	205.29	27.08	0.41	2.10	47.47
Holding Company Structure(16)	13.99	13.41	0.70	5.78	2.48	0.70	5.52	0.53	136.11	0.88	26.10	212.37	29.93	229.39	27.76	0.57	2.54	53.29
Assets Over $1 Billion(5)	12.45	11.64	0.95	9.91	3.26	0.68	7.20	0.36	106.68	0.84	22.50	244.09	34.21	273.16	26.86	1.07	3.37	56.50
Assets $500 Million-$1 Billion(4)	13.93	13.84	0.39	2.67	1.38	0.38	2.58	0.17	346.95	0.70	NM	205.96	27.13	210.07	NM	0.26	1.51	35.09
Assets $250-$500 Million(7)	12.30	11.48	0.53	5.28	2.47	0.60	5.20	0.74	134.15	0.99	26.37	217.23	25.68	238.54	28.99	0.44	2.19	58.72
Assets less than $250 Million(3)	22.04	22.00	1.14	5.50	2.90	1.13	5.46	0.48	198.39	0.62	27.08	177.75	38.77	178.13	27.08	0.31	2.35	36.11
Goodwill Companies(8)	12.06	10.77	0.73	6.67	3.03	0.52	4.57	0.58	148.15	1.09	23.44	211.58	26.57	246.96	28.62	0.62	3.09	57.66
Non-Goodwill Companies(11)	15.79	15.79	0.69	5.48	2.14	0.75	5.68	0.41	193.21	0.65	26.64	216.14	33.01	216.14	27.18	0.50	1.87	45.01
MHC Institutions(19)	14.22	13.68	0.71	5.99	2.52	0.66	5.21	0.48	173.49	0.83	24.81	214.11	30.30	229.84	27.76	0.55	2.38	48.80
MHC Converted Last 3 Months(1)	26.34	26.34	1.46	6.86	3.69	1.46	6.86	0.10	312.41	0.41	27.08	143.17	37.71	143.17	27.08	0.00	0.00	0.00

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of August 27, 2004

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
				Reported Earnings			Core Earnings												
	Financial Institution	Equity/ Assets (%)	Tang. Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NYSE Traded Companies																			
AF	Astoria Financial Corp. of NY	6.14	5.31	0.89	13.98	7.10	0.87	13.61	0.14	269.48	0.65	14.08	204.26	12.55	236.12	14.48	1.00	2.74	38.61
BBX	BankAtlantic Bancorp of FL	8.12	6.50	1.44	16.30	6.96	1.67	18.90	0.27	319.02	1.18	14.36	243.55	19.77	304.24	12.38	0.13	0.72	10.40
CFB	Commercial Federal Corp. of NE	6.41	4.90	0.66	10.73	7.36	0.87	14.22	0.59	140.18	1.18	13.58	146.34	9.38	191.46	10.25	0.54	1.96	26.60
DSL	Downey Financial Corp. of CA	6.63	6.60	0.72	9.87	5.94	0.52	7.20	0.28	83.69	0.26	16.83	160.27	10.62	160.84	23.08	0.40	0.74	12.46
FED	FirstFed Financial Corp. of CA	7.96	7.84	1.33	15.10	8.62	1.30	14.80	0.02	NA	1.52	11.60	171.52	13.64	174.05	11.84	0.00	0.00	0.00
FBC	Flagstar Bancorp, Inc. of MI	5.93	5.93	1.84	32.18	15.95	0.93	16.19	0.82	42.44	0.38	6.27	181.40	10.76	181.40	12.46	1.00	4.75	29.76
GDW	Golden West Fin. Corp. of CA	7.05	7.05	1.45	19.96	7.35	1.44	19.86	0.41	75.87	0.33	13.61	246.60	17.38	246.60	13.68	0.40	0.38	5.13
GPT	GreenPoint Fin. Corp. of NY(8)*	7.56	6.04	1.91	23.72	7.85	0.61	7.56	0.86	34.84	0.46	12.74	292.81	22.14	366.44	NM	1.20	2.75	35.09
NDE	IndyMac Bancorp, Inc. of CA	7.28	7.05	1.47	18.29	8.27	-0.74	-9.24	0.73	46.66	0.48	12.09	202.26	14.72	208.91	NM	1.28	3.66	44.29
NYB	New York Community Bcrp of NY*	12.62	4.13	1.80	14.97	6.44	2.44	20.29	0.14	232.44	0.66	15.52	182.33	23.00	NM	11.45	1.00	4.77	74.07
PFB	PFF Bancorp, Inc. of Pomona CA	8.87	8.83	1.24	13.83	6.80	1.17	13.01	NA	NA	0.97	14.71	193.35	17.14	194.16	15.64	0.80	2.15	31.62
PFS	Provident Fin. Serv. Inc of NJ*	19.00	18.48	0.84	4.26	3.30	0.77	3.90	0.09	520.66	0.88	30.34	131.71	25.02	135.40	33.15	0.24	1.34	40.68
SOV	Sovereign Bancorp, Inc. of PA	7.83	4.68	1.03	13.20	6.72	0.92	11.76	0.43	169.15	1.21	14.88	178.03	13.95	298.09	16.70	0.12	0.55	8.16
WES	Westcorp of Irvine CA	8.17	8.17	1.15	16.59	7.71	1.15	16.59	0.39	524.09	2.66	12.98	176.11	14.39	176.18	12.98	0.56	1.34	17.45
AMEX Traded Companies																			
BHL	Berkshire Hills Bancorp of MA*	9.42	8.97	0.85	8.45	4.77	0.80	7.97	0.25	282.21	1.16	20.98	177.63	16.73	186.42	22.25	0.48	1.30	27.27
BFD	BostonFed Bancorp, Inc. of MA(8)	5.50	4.51	0.27	4.80	2.35	-0.08	-1.41	NA	NA	1.14	NM	204.47	11.25	249.26	NM	0.64	1.52	64.65
CNY	Carver Bancorp, Inc. of NY	7.58	7.58	0.87	11.35	11.01	0.84	10.96	0.34	216.05	1.09	9.08	100.27	7.60	100.27	9.41	0.28	1.53	13.86
EFC	EFC Bancorp, Inc of Elgin IL	8.38	8.38	0.78	9.01	6.06	0.74	8.48	0.27	160.40	0.53	16.51	146.53	12.28	146.53	17.55	0.61	2.43	40.13
FDT	Federal Trust Corp of FL	5.31	5.31	0.65	11.44	5.71	0.58	10.20	0.70	93.79	0.77	17.52	196.11	10.42	196.11	19.66	0.08	0.99	17.39
GOV	Gouverneur Bcp MHC of NY(42.5)	18.21	18.21	0.88	4.64	2.80	0.85	4.51	0.86	84.36	0.95	NM	164.71	30.00	164.71	NM	0.26	2.02	72.22
NBN	Northeast Bancorp of Auburn ME*	7.26	7.11	0.78	10.28	7.74	0.60	7.88	0.32	266.72	1.06	12.93	130.13	9.45	132.90	16.86	0.36	1.86	24.00
SZB	SouthFirst Bancshares of AL	7.34	6.94	-0.47	-5.66	-5.83	-0.93	-11.08	NA	NA	0.92	NM	109.11	8.00	115.30	NM	0.60	3.88	NM
TSH	Teche Hldng Cp of N Iberia LA	9.99	9.99	1.07	10.24	6.93	1.05	10.04	0.35	165.21	0.83	14.42	147.41	14.72	147.41	14.71	0.84	2.34	32.31
WSB	Washington SB, FSB of Bowie MD	9.94	9.94	1.99	19.42	11.43	1.54	15.05	NA	NA	0.55	8.75	163.81	16.28	163.81	11.29	0.28	2.67	23.33
WFD	Westfield Finl MHC of MA(46.5)*	14.76	14.76	0.72	4.65	2.61	0.63	4.08	0.33	185.86	1.33	NM	188.09	27.77	188.09	NM	0.40	1.83	70.18
WFI	Winton Financial Corp. of OH(8)	8.30	8.28	0.87	10.52	5.19	0.68	8.22	1.01	42.60	0.47	19.29	202.91	16.84	203.31	24.70	0.45	2.22	42.86
WRO	Woronoco Bancorp, Inc. of MA	8.92	8.72	0.69	7.23	4.04	0.64	6.62	0.07	610.61	0.60	24.77	179.19	15.99	183.38	27.04	0.80	2.08	51.61
NASDAQ Listed OTC Companies																			
FIFG	1st Independence Fin Grp of KY	11.37	11.05	-0.60	-5.21	-4.78	-0.67	-5.79	1.36	39.95	0.79	NM	110.91	12.61	114.11	NM	0.60	3.23	NM
AMFC	AMB Fin. Corp. of Munster IN	8.31	8.31	0.67	8.15	6.93	0.71	8.62	1.29	36.13	0.58	14.43	114.06	9.48	114.06	13.65	0.24	1.60	23.08
ASBP	ASB Financial Corp. of OH	10.65	10.65	1.29	12.19	5.23	1.27	11.98	0.66	93.11	0.78	19.12	222.71	23.73	222.71	19.45	0.60	2.59	49.59
AABC	Access Anytime Bancorp of NM	5.62	3.28	0.53	7.58	6.99	0.11	1.52	0.29	157.72	0.65	14.31	103.98	5.84	178.35	NM	0.00	0.00	0.00
AFBC	Advance Fin. Bancorp of WV	6.70	4.74	0.81	12.84	10.40	0.65	10.31	0.61	82.35	0.60	9.62	118.09	7.92	167.10	11.97	0.40	2.21	21.28
ALLB	Alliance Bank MHC of PA (20.0)	9.15	9.15	0.63	6.84	2.41	0.63	6.74	1.42	47.09	1.22	NM	284.87	26.07	284.87	NM	0.36	1.24	51.43
ASBI	Ameriana Bancorp of IN	9.13	8.96	0.58	6.36	5.02	1.26	13.77	1.69	43.87	1.63	19.94	126.71	11.57	129.10	9.21	0.64	4.06	NM
ABCW	Anchor BanCorp Wisconsin of WI	8.01	7.47	1.18	14.64	7.38	0.80	9.89	0.50	149.02	0.89	13.55	193.42	15.50	207.54	20.06	0.50	1.93	26.18
ALFC	Atlantic Liberty Fincl of NY	14.46	14.46	0.88	5.42	4.56	0.88	5.42	0.09	355.23	0.52	21.92	117.11	16.94	117.11	21.92	0.28	1.52	33.33
BCSB	BCSB Bankcorp MHC of MD (36.4)	5.38	5.02	0.09	1.47	0.71	0.09	1.33	0.17	191.96	0.65	NM	227.92	12.26	244.36	NM	0.50	3.21	NM
BKMU	Bank Mutual Corp of WI	22.83	20.97	0.86	4.56	2.88	0.76	4.01	0.29	151.26	0.77	34.70	126.24	28.83	137.45	NM	0.20	1.75	60.61
BKUNA	BankUnited Fin. Corp. of FL	5.51	5.17	0.64	10.50	5.56	0.59	9.70	0.25	115.06	0.44	17.97	187.09	10.31	199.44	19.45	0.00	0.00	0.00
BRBI	Blue River Bancshares of IN	7.84	6.10	0.21	2.33	1.68	0.10	1.17	1.76	44.04	1.05	NM	126.75	9.94	163.11	NM	0.00	0.00	0.00
BYFC	Broadway Financial Corp. of CA	5.01	5.01	0.71	11.26	8.84	0.66	10.44	0.03	NA	0.57	11.32	146.82	7.36	146.82	12.21	0.20	1.61	18.18
BRKL	Brookline Bancorp, Inc. of MA*	37.01	37.01	1.13	2.84	1.92	1.01	2.54	0.02	NA	1.43	NM	149.55	55.36	149.55	NM	0.34	2.25	NM
CITZ	CFS Bancorp, Inc of Munster IN	10.50	10.40	0.20	1.98	1.84	0.15	1.50	1.66	46.23	1.12	NM	108.11	11.35	109.16	NM	0.44	3.24	NM
CKFB	CKF Bancorp of Danville KY	10.39	9.67	1.15	11.20	6.00	1.15	11.20	1.01	41.20	0.47	16.67	177.07	18.39	190.19	16.67	0.60	3.16	52.63
CAFI	Camco Fin Corp of Cambridge OH	8.58	8.30	0.45	5.04	4.22	0.31	3.54	1.31	39.39	0.66	23.72	121.83	10.45	125.87	33.73	0.58	3.82	NM
CFFN	Capitol Fd Fn MHC of KS (29.2)	11.41	11.41	0.31	2.74	1.06	0.31	2.74	0.15	34.83	0.10	NM	260.32	29.70	260.32	NM	2.00	5.90	NM
CEBK	Central Bncrp of Somerville MA*	8.39	7.95	0.43	4.91	3.88	0.37	4.25	NA	NA	1.01	25.79	126.90	10.64	133.91	29.82	0.48	1.48	38.10
GCFC	Central Federal Corp. of OH	14.47	14.47	-1.63	-9.25	-6.87	-1.72	-9.76	0.58	61.92	0.59	NM	144.70	20.94	144.70	NM	0.36	2.72	NM
CHFN	Charter Fincl MHC of GA (18.4)	24.45	23.88	0.74	3.13	1.18	0.52	2.17	0.58	108.08	2.08	NM	247.38	60.48	253.26	NM	1.00	3.03	NM
CFSL	Chesterfield Financial of IL(8)	20.64	20.51	0.54	2.67	1.64	0.54	2.67	0.10	361.94	0.89	NM	161.17	33.27	162.18	NM	0.32	1.03	62.75
CHEV	Cheviot Fin Cp MHC of OH(45.0)	27.47	27.47	-0.07	-0.26	-0.18	0.61	2.21	0.15	179.02	0.38	NM	141.19	38.79	141.19	NM	0.20	1.83	NM
CTZN	Citizens First Bancorp of MI	12.27	11.22	0.84	6.18	5.50	0.79	5.87	0.63	158.17	1.18	18.17	111.02	13.62	121.35	19.15	0.36	1.69	30.77
CFSB	Citizens First Fin Corp. of IL	10.07	10.07	0.46	4.78	4.42	0.36	3.79	0.99	94.52	1.27	22.64	106.90	10.76	106.90	28.57	0.40	1.67	37.74
CSBC	Citizens South Banking of NC	17.27	15.72	0.55	3.13	2.77	0.30	1.74	0.20	288.18	0.97	NM	114.26	19.74	125.53	NM	0.26	2.00	72.22
CSBK	Clifton Svg Bp MHC of NJ(45.0)	26.33	26.33	0.49	1.83	1.02	0.53	1.98	0.02	663.04	0.32	NM	180.18	47.45	180.18	NM	0.12	1.02	NM
CFCP	Coastal Fin. Corp. of SC	6.11	6.11	1.13	18.09	5.98	1.08	17.26	NA	NA	1.36	16.71	294.93	18.01	294.93	17.52	0.18	1.24	20.69
CCBI	Commercial Capital Bcrp of CA	12.29	4.63	1.32	15.09	2.60	1.22	14.02	0.12	646.27	1.00	NM	195.99	24.08	NM	NM	0.16	0.74	28.57
CFFC	Community Fin. Corp. of VA	8.21	8.21	1.03	11.91	8.25	1.03	11.91	0.74	106.41	0.94	12.12	139.91	11.49	140.01	12.12	0.40	2.04	24.69

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of August 27, 2004

	Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Equity/ Assets	Tang. Equity/ Assets	Reported Earnings ROA(5)	Reported Earnings ROE(5)	Reported Earnings ROI(5)	Core Earnings ROA(5)	Core Earnings ROE(5)	NPAs Assets	Resvs/ NPAs	Resvs/ Loans	Price/ Earning	Price/ Book	Price/ Assets	Price/ Tang. Book	Price/ Core Earnings	Ind. Div./ Share	Divi- dend Yield	Payout Ratio(7)
		(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(X)	(%)	(%)	(%)	(x)	($)	(%)	(%)
NASDAQ Listed OTC Companies (continued)																			
CIBI	Community Inv. Bncp, Inc of OH	11.02	11.02	0.72	6.73	5.61	0.66	6.14	0.75	66.89	0.63	17.84	116.87	12.88	116.87	19.55	0.36	2.52	45.00
DCOM	Dime Community Bancshars of NY*	7.76	6.15	1.54	17.90	7.93	1.47	17.09	0.04	NA	0.60	12.62	232.41	18.04	293.36	13.21	0.56	3.34	42.11
DFBS	Dutchfork Bancshares Inc of SC(8)	15.25	15.25	0.64	4.41	3.05	0.94	6.44	0.25	94.64	0.92	32.84	148.18	22.60	148.18	22.50	0.00	0.00	0.00
ESBF	ESB Financial Corp. of PA	6.54	5.99	0.69	9.60	6.71	0.60	8.39	0.21	139.07	1.20	14.91	156.08	10.21	170.43	17.07	0.40	3.08	45.98
ESBK	Elmira Svgs Bank, FSB of NY*	6.44	6.28	0.85	11.54	8.72	0.66	8.98	0.24	258.21	0.98	11.46	141.60	9.12	145.29	14.72	0.76	2.62	30.04
EVRT	Evertrust Fin. Grp, Inc. of WA(8)*	11.86	11.86	1.10	9.33	4.84	1.05	8.88	NA	NA	1.37	20.67	192.21	22.79	192.21	21.74	0.44	1.73	35.77
FFDF	FFD Financial Corp of Dover OH	12.53	12.53	0.62	4.97	4.69	0.31	2.49	0.49	118.80	0.69	21.30	105.15	13.17	105.15	NM	0.42	2.82	60.00
FFLC	FFLC Bancorp of Leesburg FL	7.96	7.96	0.95	11.72	6.26	0.89	11.03	0.67	86.61	0.69	15.97	180.19	14.34	180.19	16.98	0.52	1.94	30.95
FFWC	FFW Corporation of Wabash IN	10.14	9.73	1.03	10.53	8.73	0.81	8.33	0.94	114.37	1.85	11.46	116.59	11.82	121.48	14.47	0.68	3.09	35.42
FMCO	FMS Fin Corp. of Burlington NJ	5.27	5.03	0.59	11.49	6.93	0.59	11.49	0.47	78.69	1.08	14.42	159.30	8.39	166.77	14.42	0.12	0.75	10.81
FFHH	FSF Financial Corp. of MN(8)	10.11	9.17	0.83	8.41	5.24	0.35	3.56	1.43	23.34	0.44	19.08	160.49	16.22	176.92	NM	1.40	4.03	NM
FSBI	Fidelity Bancorp, Inc. of PA	6.27	5.82	0.71	10.90	7.69	0.62	9.41	NA	NA	1.02	13.01	146.25	9.17	157.65	15.07	0.48	2.20	28.57
FFFL	Fidelity Bankshares, Inc of FL	5.56	5.50	0.62	10.40	3.54	0.65	10.81	NA	NA	0.51	28.27	287.20	15.96	290.45	27.20	0.40	1.11	31.50
FFED	Fidelity Fed. Bancorp of IN(8)	8.11	8.11	0.13	1.54	1.23	-0.06	-0.77	0.53	68.80	0.65	NM	114.79	9.30	114.79	NM	0.00	0.00	0.00
FBTC	First BancTrust Corp of IL	11.64	11.64	0.68	5.79	4.88	0.49	4.17	1.25	79.48	1.93	20.49	121.36	14.13	121.36	28.41	0.24	1.92	39.34
FBEI	First Bancorp of Indiana of IN	12.92	12.05	0.69	4.71	4.35	0.34	2.33	0.39	112.89	0.72	23.00	106.27	13.73	113.89	NM	0.58	2.90	66.67
FBSI	First Bancshares, Inc. of MO	10.33	10.14	0.83	8.32	7.00	0.78	7.83	0.97	46.78	0.72	14.28	115.38	11.92	117.49	15.18	0.16	0.83	11.85
FCAP	First Capital, Inc. of IN	10.50	9.07	0.86	7.97	6.05	0.86	8.03	1.16	51.82	0.79	16.53	131.66	13.82	152.42	16.40	0.60	2.93	48.39
FCFL	First Community Bk Corp of FL	10.47	10.28	0.92	8.45	3.80	0.86	7.84	0.05	NA	1.26	26.34	202.82	21.24	206.70	28.42	0.00	0.00	0.00
FDEF	First Defiance Fin. Corp of OH	11.60	9.80	1.16	9.77	7.54	0.83	6.97	0.28	312.07	1.16	13.27	129.29	14.99	153.06	18.59	0.80	3.14	41.67
FFFS	First Fed Serv MHC of IL(45.0)	26.34	26.34	1.46	6.86	3.69	1.46	6.86	0.10	312.41	0.41	27.08	143.17	37.71	143.17	27.08	0.00	0.00	0.00
FFBH	First Fed. Bancshares of AR	10.46	10.46	1.04	9.80	6.83	0.94	8.82	0.48	48.94	0.29	14.64	142.86	14.94	142.86	16.27	0.44	2.15	31.43
FTFC	First Fed. Capital Corp. of WI(8)	7.72	5.27	1.08	14.12	5.49	0.47	6.10	0.33	116.85	0.53	18.22	233.65	18.03	342.34	NM	0.60	2.03	37.04
FFBI	First Federal Bancshares of IL	6.99	6.48	0.69	5.75	7.77	0.67	5.55	0.55	54.59	0.69	12.87	133.90	9.37	144.64	13.33	0.44	2.00	25.73
FFSX	First Federal Bankshares of IA	11.42	8.46	0.88	7.88	6.49	0.74	6.66	NA	NA	0.99	15.40	118.67	13.55	160.27	18.21	0.40	1.74	26.85
FFBZ	First Federal Bncrp, Inc of OH(8)	8.87	8.87	0.75	8.24	4.28	0.65	7.06	0.48	148.18	0.80	23.38	187.80	16.66	187.80	27.27	0.24	1.83	42.86
FFCH	First Fin. Holdings Inc. of SC	6.66	5.74	1.05	15.27	6.67	0.94	13.62	0.53	113.45	0.81	15.00	231.03	15.38	268.05	16.82	0.88	2.89	43.35
FFHS	First Franklin Corp. of OH	8.64	8.64	0.41	4.75	3.37	0.25	2.82	NA	NA	0.72	29.71	143.16	12.37	143.16	NM	0.32	1.56	46.38
FKFS	First Keystone Fin., Inc of PA	4.99	4.99	0.46	8.20	6.00	0.24	4.25	0.55	68.72	0.71	16.67	153.79	7.67	153.79	32.14	0.44	1.96	32.59
CASH	First Midwest Fin., Inc. of IA	5.92	5.47	0.55	9.40	8.06	0.62	10.61	0.12	583.41	1.32	12.41	117.55	6.95	127.19	10.99	0.52	2.46	30.59
FMSB	First Mutual Bncshrs Inc of WA*	5.68	5.68	1.00	17.06	6.86	0.88	15.11	0.12	768.20	1.11	14.58	233.24	13.26	233.24	16.47	0.36	1.49	21.69
FNFG	First Niagara Fin. Group of NY*	20.28	17.09	1.05	5.72	3.46	1.03	5.59	0.27	301.93	1.31	28.93	142.99	29.00	169.71	29.62	0.32	2.57	74.42
FNFI	First Niles Fin., Inc. of OH	15.83	15.83	1.06	6.39	4.22	0.89	5.38	1.09	71.51	1.78	23.68	160.86	25.46	160.86	28.13	0.60	3.33	NM
FPTB	First PacTrust Bancorp of CA	11.76	11.76	0.77	5.69	4.28	0.76	5.63	NA	NA	0.70	23.37	141.66	16.67	141.66	23.60	0.44	1.86	43.56
FPFC	First Place Fin. Corp. of OH	9.93	6.62	0.80	7.28	4.92	0.55	5.01	0.65	112.87	1.07	20.34	128.36	12.75	192.47	29.56	0.56	2.96	60.22
FBNW	FirstBank NW Corp. of WA	9.51	6.67	0.91	9.49	6.30	0.69	7.13	0.35	252.89	1.29	15.88	116.89	11.12	166.69	21.13	0.68	2.48	39.31
FFIC	Flushing Fin. Corp. of NY*	7.40	7.20	1.18	15.45	6.69	1.17	15.31	0.21	152.15	0.47	14.94	226.03	16.72	232.28	15.07	0.36	2.04	30.51
FKKY	Frankfort First Bancorp of KY	12.81	12.81	0.73	5.67	3.34	0.73	5.67	NA	NA	0.07	29.98	171.90	22.02	171.90	29.98	1.12	4.67	NM
FBTX	Franklin Bank Corp of TX	8.28	6.33	0.44	4.96	3.74	0.37	4.21	0.31	60.83	0.22	26.71	131.55	10.90	172.24	31.52	0.00	0.00	0.00
GUPB	GFSB Bancorp, Inc of Gallup NM(8)	7.76	7.76	0.70	9.09	6.45	0.68	8.89	1.08	67.72	1.11	15.49	135.97	10.55	135.97	15.83	0.50	2.27	35.21
GSLA	GS Financial Corp. of LA	13.55	13.55	0.24	1.75	2.16	0.12	0.83	0.56	51.87	0.70	NM	84.72	11.48	84.72	NM	0.40	2.16	NM
GTPS	Great American Bancorp of IL	10.79	10.48	0.76	6.99	6.65	0.72	6.57	0.04	NA	1.05	15.03	108.71	11.73	111.90	15.99	0.44	1.75	26.35
PEDE	Great Pee Dee Bancorp of SC	16.86	16.17	0.82	4.70	4.39	0.74	4.29	NA	NA	1.33	22.79	106.16	17.90	110.71	25.00	0.62	4.00	NM
GAFC	Greater Atlant. Fin Corp of VA	3.81	3.56	-0.02	-0.58	-0.66	-1.81	-45.09	0.24	124.18	0.56	NM	95.30	3.63	102.01	NM	0.00	0.00	NM
GCBC	Green Co Bcrp MHC of NY (43.9)	10.48	10.48	1.08	9.89	4.33	1.08	9.89	NA	NA	0.83	23.11	225.96	23.68	225.96	23.11	0.84	2.56	59.15
HCBB	HCB Bancshares, Inc. of AR(8)	12.51	12.51	0.22	1.90	1.98	0.08	0.67	4.40	16.17	1.79	NM	94.52	11.82	94.52	NM	0.36	1.93	NM
HFFC	HF Financial Corp. of SD	6.17	5.57	0.50	7.92	7.27	0.38	5.96	0.27	158.46	0.55	13.76	108.21	6.67	119.89	18.29	0.43	2.77	38.05
HMNF	HMN Financial, Inc. of MN	8.87	8.42	1.15	12.22	8.37	0.87	9.22	0.38	224.52	1.06	11.95	144.40	12.81	152.26	15.83	0.88	3.35	40.00
HARB	Harbor Florida Bancshrs of FL	10.72	10.56	1.62	14.77	5.40	1.49	13.52	0.09	722.43	0.94	18.52	263.27	28.22	267.16	20.23	0.64	2.08	38.55
HARL	Harleysville Svgs Fin Cp of PA	6.11	6.11	0.69	11.32	7.48	0.64	10.50	0.04	685.12	0.60	13.37	145.87	8.92	145.87	14.42	0.80	2.90	38.83
HWFG	Harrington West Fncl Grp of CA	4.66	4.19	0.84	16.96	9.33	0.80	16.19	NA	NA	0.86	10.72	176.53	8.23	196.41	11.23	0.40	2.44	26.14
HFWA	Heritage Financial Corp of WA	8.55	7.56	1.45	14.89	7.58	1.33	13.64	0.20	619.05	1.46	13.20	212.24	18.15	240.14	14.41	0.64	3.13	41.29
HIFS	Hingham Inst. for Sav. of MA*	8.01	8.01	1.20	14.21	6.71	1.18	14.06	0.09	612.10	0.78	14.91	206.07	16.52	206.07	15.07	0.72	1.72	25.71
HCFC	Home City Fin. Corp. of OH	8.08	7.89	0.43	5.43	4.89	0.42	5.36	NA	NA	0.63	20.46	107.52	8.69	110.16	20.72	0.44	2.72	55.70
HWEN	Home Financial Bancorp of IN	21.83	21.83	0.53	4.76	4.85	0.73	6.55	2.57	25.13	0.80	20.63	95.01	11.24	95.01	15.00	0.12	2.42	50.00
HLFC	Home Loan Financial Corp of OH	14.45	14.45	1.26	8.64	5.74	1.25	8.56	1.48	21.85	0.39	17.41	144.87	20.93	144.87	17.57	0.77	3.95	68.75
HFBC	HopFed Bancorp, Inc. of KY	7.96	7.00	0.74	8.37	6.59	0.67	7.52	0.16	318.37	0.85	15.17	129.73	10.33	147.68	16.88	0.48	2.90	44.04
HRZB	Horizon Financial Corp. of WA*	12.26	12.20	1.52	11.82	6.42	1.30	10.10	0.02	NA	1.50	15.56	184.87	22.66	185.76	18.21	0.52	2.69	41.94
HCBK	Hudson Cty Bcp MHC of NJ(34.5)*	6.90	6.90	1.28	16.18	3.36	1.21	15.34	0.14	100.42	0.27	29.74	NM	34.58	NM	31.36	0.72	2.09	62.07
HRBT	Hudson River Bancorp Inc of NY(8)	10.91	8.23	1.28	11.92	6.08	1.28	11.92	0.70	221.31	2.38	16.44	189.64	20.70	251.42	16.44	0.36	2.03	33.33
ICBC	Independence Comm Bnk Cp of NY	11.93	5.22	1.50	13.67	5.11	1.49	13.60	0.38	152.01	0.93	19.57	151.05	18.02	345.21	19.67	0.96	2.47	48.24
IFSB	Independence FSB of DC(8)	9.92	9.92	-0.12	-1.16	-0.73	-1.22	-12.27	0.74	38.17	0.48	NM	158.77	15.76	158.77	NM	0.00	0.00	NM
JXSB	Jcksnville Bcp MHC of IL(46.8)	7.24	6.10	0.26	3.38	2.30	0.18	2.42	1.05	74.67	1.60	NM	154.67	11.20	183.73	NM	0.30	1.97	NM
JFBI	Jefferson Bancshares Inc of TN	30.63	30.63	0.39	1.95	1.18	1.18	5.97	0.54	151.62	1.31	NM	113.06	34.63	113.06	27.67	0.20	1.57	NM
KFED	K-Fed Bancorp of CA MHC (39.1)	9.24	9.24	0.25	2.73	1.20	0.27	2.90	NA	NA	0.49	NM	227.65	21.03	227.65	NM	0.00	0.00	0.00
KNBT	KNBT Bancorp, Inc. of PA	19.34	17.13	-0.48	-2.42	-1.97	0.49	2.49	0.22	195.26	0.97	NM	121.75	23.55	137.51	NM	0.20	1.19	NM

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of August 27, 2004

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
			Tang.	Reported Earnings			Core Earnings								Price/	Price/	Ind.	Divi-	
	Financial Institution	Equity/ Assets	Equity/ Assets	ROA(5)	ROE(5)	ROI(5)	ROA(5)	ROE(5)	NPAs Assets	Resvs/ NPAs	Resvs/ Loans	Price/ Earning	Price/ Book	Price/ Assets	Tang. Book	Core Earnings	Div./ Share	dend Yield	Payout Ratio(7)
		(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(X)	(%)	(%)	(%)	(x)	($)	(%)	(%)
	NASDAQ Listed OTC Companies (continued)																		
LSBX	LSB Corp of No. Andover MA*	11.96	11.96	1.33	11.08	7.97	1.90	15.80	0.02	NA	1.96	12.55	133.79	16.01	133.79	8.81	0.52	2.94	36.88
LSBI	LSB Fin. Corp. of Lafayette IN	8.44	8.44	0.93	10.85	9.37	0.72	8.45	1.63	48.65	0.88	10.67	111.17	9.38	111.17	13.71	0.60	2.54	27.15
LARL	Laurel Capital Group Inc of PA	9.14	7.89	0.58	6.59	4.47	0.58	6.52	0.58	115.06	1.17	22.39	147.20	13.45	170.58	22.63	0.80	3.80	NM
LNCB	Lincoln Bancorp of IN	13.86	13.49	0.59	4.29	4.22	0.57	4.13	0.85	77.53	0.89	23.70	100.39	13.91	103.11	24.66	0.52	2.85	67.53
MAFB	MAF Bancorp, Inc. of IL	9.67	6.73	1.19	12.34	6.94	1.08	11.20	0.33	111.46	0.51	14.41	151.73	14.67	217.86	15.88	0.84	2.00	28.77
MFBC	MFB Corp. of Mishawaka IN	8.34	8.34	0.63	7.77	6.62	0.40	5.00	0.78	160.96	1.55	15.10	113.51	9.47	113.51	23.46	0.48	1.57	23.76
MASB	MassBank Corp. of Reading MA*	10.98	10.87	0.76	6.88	4.95	0.65	5.89	0.04	361.56	0.59	20.20	142.55	15.66	144.02	23.61	1.00	2.86	57.80
MTXC	Matrix Bancorp, Inc. of CO	4.27	4.27	0.24	5.90	5.95	0.43	10.41	2.55	23.70	0.80	16.80	94.46	4.04	94.46	9.51	0.00	0.00	0.00
MFLR	Mayflower Co-Op. Bank of MA*	8.56	8.51	0.91	10.88	5.12	0.52	6.25	0.04	NA	1.20	19.52	210.92	18.05	212.14	33.98	0.40	2.18	42.55
MCBF	Monarch Community Bncrp of MI	14.39	10.76	0.23	1.35	1.37	-0.08	-0.50	1.98	37.06	0.96	NM	89.68	12.90	119.93	NM	0.20	1.44	NM
MFSF	MutualFirst Fin. Inc. of IN	11.27	11.16	0.91	7.72	6.46	0.80	6.78	0.57	150.16	0.99	15.47	123.66	13.94	124.93	17.60	0.48	2.08	32.21
MYST	Mystic Financial, Inc. of MA(8)*	6.47	6.47	0.37	6.06	2.65	0.19	3.03	NA	NA	0.81	NM	218.13	14.11	218.13	NM	0.46	1.19	45.10
NASB	NASB Fin, Inc. of Grandview MO	9.92	9.68	2.05	19.58	7.77	1.32	12.59	1.44	41.56	0.73	12.88	242.18	24.03	248.15	20.02	0.80	2.09	26.94
NHTB	NH Thrift Bancshares of NH	6.77	4.77	1.11	15.26	9.88	0.80	11.03	0.06	NA	0.99	10.12	148.10	10.03	210.43	14.00	0.90	3.08	31.14
NTBK	NetBank, Inc. of Alpharetta GA	8.31	6.97	0.66	7.92	6.85	-1.07	-12.91	2.26	39.31	1.11	14.59	115.51	9.60	137.77	NM	0.08	0.75	10.96
NABC	NewAlliance Bancshares of CT	21.95	14.20	-0.32	-1.89	-1.10	0.54	3.14	0.22	264.67	1.15	NM	111.39	24.46	172.20	NM	0.16	1.17	NM
NMIL	Newmil Bancorp, Inc. of CT*	7.28	6.10	1.13	15.21	6.81	1.10	14.63	0.21	342.96	1.08	14.68	219.54	15.98	261.79	15.16	0.68	2.45	35.98
NBSI	North Bancshares of Chicago IL(8)	9.88	9.88	0.14	1.36	0.66	0.16	1.61	NA	NA	0.38	NM	209.02	20.64	209.02	NM	0.32	1.33	NM
FFFD	North Central Bancshares of IA	9.15	8.05	1.27	13.54	9.59	1.27	13.54	0.38	186.66	0.81	10.42	139.55	12.78	158.69	10.42	1.00	2.72	28.33
NEIB	Northeast Indiana Bncrp of IN	11.78	11.78	0.74	6.15	5.17	0.68	5.66	1.08	60.79	0.89	19.34	120.92	14.25	120.92	21.01	0.56	2.56	49.56
NEPF	Northeast PA Fin. Corp of PA	6.52	5.32	-0.03	-0.48	-0.41	-0.07	-1.04	0.90	109.07	2.04	NM	124.18	8.10	152.41	NM	0.24	1.40	NM
NWSB	Northwest Bcrp MHC of PA(41.4)	8.65	6.19	0.88	10.81	4.84	0.81	9.99	0.62	82.68	0.78	20.65	208.06	17.99	290.62	22.35	0.48	2.21	45.71
OCFC	OceanFirst Fin. Corp of NJ	7.29	7.22	1.02	13.43	5.92	0.62	8.14	0.19	307.18	0.73	16.88	226.10	16.49	228.56	27.87	0.80	3.46	58.39
ONFC	Oneida Fincl MHC of NY (42.4)	11.33	8.24	0.70	5.98	3.37	0.59	5.08	0.17	316.97	1.09	29.65	181.90	20.62	250.21	34.88	0.38	3.20	NM
PBNC	PFS Bancorp Inc. of Aurora IN	21.76	21.76	0.70	3.13	2.65	0.70	3.13	NA	NA	0.72	NM	116.88	25.43	116.88	NM	0.30	1.39	52.63
PHSB	PHSB Financial Corp. of PA(8)	14.06	14.06	0.89	6.33	3.84	0.43	3.04	0.09	526.49	1.19	26.03	169.65	23.86	169.65	NM	0.80	3.01	NM
PVFC	PVF Capital Corp. of Solon OH	8.39	8.39	1.06	12.51	7.18	0.44	5.26	1.47	38.75	0.69	13.93	168.17	14.12	168.17	33.11	0.27	1.81	25.23
PPBI	Pacific Premier Bncrp of CA(8)	9.77	9.77	1.77	19.96	9.91	2.07	23.26	0.67	77.53	0.62	10.09	139.59	13.64	139.59	8.66	0.00	0.00	0.00
PBCI	Pamrapo Bancorp, Inc. of NJ	8.25	8.25	1.24	15.55	7.13	1.24	15.55	0.23	165.90	0.64	14.02	210.02	17.34	210.02	14.02	0.84	3.74	52.50
PFED	Park Bancorp of Chicago IL	11.03	11.03	0.97	8.73	7.24	0.88	7.92	0.37	58.82	0.35	13.81	120.12	13.25	120.12	15.21	0.72	2.30	31.72
PVSA	Parkvale Financial Corp of PA	6.49	5.80	0.62	9.78	7.06	0.58	9.12	0.49	173.63	1.34	14.17	135.18	8.78	151.31	15.19	0.80	3.15	44.69
PRTR	Partners Trust Fin. Grp. of NY	13.98	6.72	0.76	5.45	5.84	0.74	5.27	0.24	233.62	0.91	17.12	93.36	13.05	194.14	17.71	0.24	2.34	40.00
PBHC	Pathfinder BC MHC of NY (35.3)*	7.03	5.50	0.51	6.92	3.79	0.35	4.76	1.11	55.29	0.98	26.36	186.76	13.12	238.58	NM	0.40	2.49	65.57
PFSB	PennFed Fin. Services of NJ	6.22	6.15	0.66	10.18	6.00	0.65	9.90	0.11	286.39	0.48	16.67	170.18	10.59	172.16	17.16	0.40	1.35	22.47
PFDC	Peoples Bancorp of Auburn IN	12.86	12.28	0.98	7.66	6.56	0.93	7.29	0.59	70.25	0.56	15.24	117.43	15.10	122.91	16.01	0.72	3.26	49.66
PBCT	Peoples Bank MHC of CT (41.7)*	10.85	9.80	1.56	16.71	5.85	0.54	5.78	0.33	207.39	0.99	17.11	260.62	28.27	288.43	NM	1.16	3.61	61.70
PCBI	Peoples Community Bcrp. of OH	8.77	8.14	0.33	4.60	3.17	0.32	4.41	NA	NA	1.72	31.52	120.09	10.53	129.27	32.87	0.60	2.61	NM
PSFC	Peoples Sidney Fin. Corp of OH	12.76	12.76	0.69	5.53	4.08	0.69	5.53	1.43	37.19	0.62	24.54	134.98	17.22	134.98	24.54	0.56	3.41	NM
PFSL	Pocahontas Bancorp, Inc. of AR	6.97	4.81	0.76	10.65	7.09	0.76	10.65	1.00	55.63	1.01	14.11	159.61	11.12	231.33	14.11	0.32	1.84	26.02
PBCP	Provident Bancorp, Inc. of NY	19.21	15.19	0.67	4.55	2.18	0.81	5.50	0.31	316.43	1.75	NM	127.66	24.53	161.49	NM	0.16	1.45	66.67
PROV	Provident Fin. Holdings of CA	8.34	8.33	1.25	15.28	10.15	0.42	5.09	0.08	692.18	0.78	9.85	150.48	12.55	150.68	29.54	0.40	1.71	16.88
PULB	Pulaski Fin Cp of St. Louis MO	6.81	6.71	1.19	15.12	5.73	0.36	4.55	0.65	135.54	0.97	17.45	254.89	17.36	258.56	NM	0.36	2.00	34.95
QCBC	Quaker City Bancorp, Inc of CA(8)	8.15	8.13	1.16	13.95	5.86	1.16	13.95	0.24	278.39	0.81	17.07	226.59	18.46	226.96	17.07	0.80	1.46	24.84
RPFG	Ranier Pacific Fin Group of WA	14.34	14.31	-0.27	-2.12	-1.33	-0.34	-2.74	0.07	NA	1.81	NM	139.63	20.02	139.95	NM	0.22	1.22	NM
RIVR	River Valley Bancorp of IN	8.55	8.54	1.01	11.33	7.10	0.77	8.61	NA	NA	1.07	14.08	161.00	13.77	161.23	18.54	0.72	3.24	45.57
RVSB	Riverview Bancorp, Inc. of WA	12.85	10.93	1.43	11.53	7.26	1.44	11.60	0.34	259.48	1.16	13.77	150.40	19.33	176.87	13.68	0.62	2.98	41.06
ROME	Rome Bncp Inc MHC of NY (38.5)*	13.40	13.40	0.58	4.22	1.24	0.73	5.28	0.52	131.83	0.82	NM	345.24	46.27	345.24	NM	0.60	2.07	NM
SVBI	Severn Bancorp, Inc. of MD	8.76	8.71	2.14	24.41	8.79	2.05	23.31	0.26	327.27	0.87	11.38	250.46	21.95	252.00	11.91	0.40	1.22	13.89
SFFS	Sound Fed Bancorp, Inc. of NY	13.67	12.14	0.73	4.76	3.63	0.73	4.76	0.19	161.28	0.55	27.55	141.06	19.28	158.76	27.55	0.24	1.71	47.06
SSFC	South Street Fin. Corp. of NC*	12.02	12.02	0.41	3.50	2.69	0.41	3.50	NA	NA	0.39	NM	130.28	15.65	130.28	NM	0.40	3.70	NM
SMBC	Southern Missouri Bncrp of MO	8.32	7.40	0.97	11.14	8.39	0.98	11.23	0.11	592.22	0.79	11.91	132.38	11.01	148.78	11.82	0.36	2.36	28.13
STSA	Sterling Financial Corp of WA	6.52	4.14	0.87	13.56	5.72	0.84	13.20	0.27	268.20	1.19	17.49	184.10	12.01	289.97	17.96	0.00	0.00	0.00
STBI	Sturgis Bancorp, Inc. of MI	9.97	8.20	0.77	7.79	5.75	0.47	4.75	2.01	39.28	1.07	17.38	132.68	13.23	161.38	28.50	0.36	2.53	43.90
SYNF	Synergy Financial Group of NJ	13.06	12.96	0.52	3.68	3.05	0.52	3.68	NA	NA	0.77	32.81	121.22	15.83	122.09	32.81	0.16	1.57	51.61
THRD	TF Fin. Corp. of Newtown PA	9.17	8.43	-0.60	-6.56	-4.77	-0.56	-6.11	0.46	76.24	0.52	NM	138.46	12.70	150.60	NM	0.68	2.48	NM
TONE	TierOne Corp. of Lincoln NE	11.69	11.69	1.06	7.58	6.32	0.97	6.94	0.25	366.68	1.00	16.07	143.76	16.81	143.76	17.57	0.20	0.96	15.50
TSBK	Timberland Bancorp, Inc. of WA	16.40	16.40	1.27	7.53	6.41	1.22	7.22	0.59	152.07	1.16	15.59	123.43	20.24	123.43	16.26	0.60	2.64	41.10
TRST	TrustCo Bank Corp NY of NY	7.53	7.53	1.97	24.03	5.74	1.68	20.45	0.10	NA	4.14	17.42	NM	33.57	NM	20.46	0.60	4.65	NM
UCBC	Union Community Bancorp of IN	12.97	11.91	0.75	5.66	5.59	0.75	5.66	NA	NA	0.52	17.90	104.92	13.61	114.23	17.90	0.60	3.35	60.00
UCFC	United Community Fin. of OH	11.19	9.49	1.04	8.14	6.10	0.83	6.49	0.66	113.54	0.91	16.39	144.26	16.14	170.08	20.56	0.30	2.65	43.48
UPFC	United PanAm Fin. Corp of CA	6.62	6.62	1.00	15.11	5.90	0.97	14.64	NA	NA	4.52	16.95	238.26	15.78	238.26	17.49	0.00	0.00	0.00
UTBI	United Tenn. Bankshares of TN	13.84	13.22	1.73	12.14	9.83	1.68	11.79	0.50	153.57	1.22	10.18	121.75	16.85	127.39	10.48	0.36	2.08	21.18
WSFS	WSFS Financial Corp. of DE(8)*	7.40	7.36	1.11	12.82	7.03	1.06	12.20	0.24	409.68	1.62	14.22	194.87	14.43	196.11	14.96	0.24	0.49	6.92
WVFC	WVS Financial Corp. of PA	7.38	7.38	0.62	8.02	5.54	0.62	8.02	NA	NA	1.72	18.06	148.10	10.93	148.10	18.06	0.64	3.65	65.98
WSBI	Warwick Community Bncrp of NY(8)*	9.47	9.15	0.13	1.34	0.68	0.10	1.04	0.16	309.64	1.24	NM	213.83	20.25	221.30	NM	0.60	1.86	NM
WFSL	Washington Federal, Inc. of WA	15.05	14.25	1.82	12.68	6.73	1.82	12.68	0.22	158.54	0.51	14.85	182.69	27.50	193.05	14.85	0.84	3.29	48.84

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of August 27, 2004

Financial Institution	Key Financial Ratios							Asset Quality Ratios		
		Tang.	Reported Earnings			Core Earnings				
	Equity/ Assets (%)	Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)
NASDAQ Listed OTC Companies (continued)										
WAYN Wayne Savings Bancshares of OH	10.88	10.50	0.65	5.59	4.15	0.62	5.34	NA	NA	NA
WYPT Waypoint Financial Corp of PA(8)	7.28	6.89	0.63	8.30	3.69	0.48	6.35	0.36	151.80	1.17
WCFB Wbstr Cty Fed MHC of IA (39.0)	21.56	21.45	1.07	5.00	2.22	1.07	5.00	NA	NA	0.51
WEFC Wells Fin. Corp. of Wells MN	12.68	12.68	1.20	9.72	8.67	0.59	4.78	0.10	398.15	0.46
WOFC Western Ohio Fin. Corp. of OH(8)	11.04	11.04	0.58	5.14	3.75	0.55	4.82	0.28	167.11	0.57
WGBC Willow Grove Bancorp Inc of PA	11.26	11.15	0.72	5.58	3.82	0.60	4.68	NA	NA	0.98

Financial Institution	Pricing Ratios					Dividend Data(6)		
	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)								
WAYN Wayne Savings Bancshares of OH	24.08	140.36	15.27	145.45	25.24	0.48	3.07	73.85
WYPT Waypoint Financial Corp of PA(8)	27.12	233.22	16.97	246.30	NM	0.56	2.02	54.90
WCFB Wbstr Cty Fed MHC of IA (39.0)	NM	225.38	48.60	226.51	NM	0.68	5.04	NM
WEFC Wells Fin. Corp. of Wells MN	11.53	109.63	13.90	109.63	23.46	0.88	3.29	37.93
WOFC Western Ohio Fin. Corp. of OH(8)	26.67	134.28	14.82	134.28	28.48	1.00	2.98	NM
WGBC Willow Grove Bancorp Inc of PA	26.15	154.38	17.39	155.87	31.17	0.44	2.71	70.97

EXHIBIT IV-2
Historical Stock Price Indices

Exhibit IV-2
Historical Stock Price Indices(1)

Year/Qtr. Ended		DJIA	S&P 500	NASDAQ Composite	SNL Thrift Index	SNL Bank Index
1995:	Quarter 1	4157.7	500.7	817.2	278.4	152.1
	Quarter 2	4556.1	544.8	933.5	313.5	171.7
	Quarter 3	4789.1	584.4	1,043.5	362.3	195.3
	Quarter 4	5117.1	615.9	1,052.1	376.5	207.6
1996:	Quarter 1	5587.1	645.5	1,101.4	382.1	225.1
	Quarter 2	5654.6	670.6	1,185.0	387.2	224.7
	Quarter 3	5882.2	687.3	1,226.9	429.3	249.2
	Quarter 4	6442.5	737.0	1,280.7	483.6	280.1
1997:	Quarter 1	6583.5	757.1	1,221.7	527.7	292.5
	Quarter 2	7672.8	885.1	1,442.1	624.5	333.3
	Quarter 3	7945.3	947.3	1,685.7	737.5	381.7
	Quarter 4	7908.3	970.4	1,570.4	814.1	414.9
1998:	Quarter 1	8799.8	1101.8	1,835.7	869.3	456.1
	Quarter 2	8952.0	1133.8	1,894.7	833.5	457.7
	Quarter 3	7842.6	1017.0	1,693.8	651.3	363.5
	Quarter 4	9181.4	1229.2	2,192.7	705.9	439.6
1999:	Quarter 1	9786.2	1286.4	2,461.4	707.6	448.4
	Quarter 2	10970.8	1372.7	2,686.1	695.6	479.3
	Quarter 3	10337.0	1282.7	2,746.2	609.1	409.9
	Quarter 4	11497.1	1469.3	4,069.3	562.4	416.7
2000:	Quarter 1	10921.9	1498.6	4,572.8	545.6	421.2
	Quarter 2	10447.9	1454.6	3,966.1	567.8	387.4
	Quarter 3	10650.9	1436.5	3,672.8	718.3	464.6
	Quarter 4	10786.9	1320.3	2,470.5	874.3	479.4
2001:	Quarter 1	9878.8	1160.3	1,840.3	885.2	459.2
	Quarter 2	10502.4	1224.4	2,160.5	964.5	493.7
	Quarter 3	8847.6	1040.9	1,498.8	953.9	436.6
	Quarter 4	10021.5	1148.1	1,950.4	918.2	473.7
2002:	Quarter 1	10403.9	1147.4	1,845.4	1006.7	498.3
	Quarter 2	9243.3	989.8	1,463.2	1121.4	468.9
	Quarter 3	7591.9	815.3	1,172.1	984.3	396.8
	Quarter 4	8341.6	879.8	1,335.5	1073.2	419.1
2003:	Quarter 1	7992.1	848.2	1,341.2	1096.2	401.0
	Quarter 2	8985.4	974.5	1,622.8	1266.6	476.1
	Quarter 3	9275.1	996.0	1,786.9	1330.9	490.9
	Quarter 4	10453.9	1112.0	2,003.4	1482.3	548.6
2004:	Quarter 1	10357.7	1126.2	1,994.2	1585.3	562.2
	Quarter 2	10435.5	1140.8	2,047.8	1437.8	546.6
As of	August 27, 2004	10195.0	1107.8	1,862.1	1464.2	562.1

(1) End of period data.

Sources: SNL Financial and The Wall Street Journal.

EXHIBIT IV-3
Historical Thrift Stock Indices

<Index Values>

	Index Values				Price Appreciation (%)		
	07/30/04	06/30/04	12/31/03	07/31/03	1 Month	YTD	LTM
All Pub. Traded Thrifts	1,441.2	1,437.8	1,482.3	1,292.7	0.24	-2.77	11.48
MHC Index	2,573.5	2,529.0	2,663.5	2,067.4	1.76	-3.38	24.48
Stock Exchange Indexes							
AMEX Thrifts	563.9	549.8	547.2	448.2	2.57	3.06	25.82
NYSE Thrifts	897.6	899.1	927.9	826.7	-0.16	-3.27	8.58
OTC Thrifts	1,795.8	1,780.5	1,832.1	1,539.3	0.86	-1.98	16.67
Geographic Indexes							
Mid-Atlantic Thrifts	3,421.9	3,438.5	3,767.0	3,078.1	-0.48	-9.16	11.17
Midwestern Thrifts	3,144.4	3,154.5	3,266.1	2,922.0	-0.32	-3.73	7.61
New England Thrifts	1,430.4	1,420.5	1,304.3	1,110.0	0.69	9.67	28.86
Southeastern Thrifts	1,387.1	1,393.0	1,469.6	1,223.9	-0.42	-5.61	13.34
Southwestern Thrifts	1,123.7	1,126.8	1,191.3	963.5	-0.28	-5.68	16.62
Western Thrifts	1,323.2	1,311.8	1,311.9	1,198.7	0.87	0.86	10.38
Asset Size Indexes							
Less than $250M	1,337.6	1,339.8	1,372.1	1,205.3	-0.16	-2.51	10.98
$250M to $500M	3,234.8	3,234.5	3,331.7	2,963.6	0.01	-2.91	9.15
$500M to $1B	1,710.5	1,689.9	1,763.0	1,524.4	1.21	-2.98	12.21
$1B to $5B	2,187.1	2,183.1	2,239.1	1,945.5	0.19	-2.32	12.42
Over $5B	854.2	852.1	879.0	767.1	0.25	-2.82	11.36
Pink Indexes							
Pink Thrifts	383.9	387.2	390.2	333.4	-0.87	-1.63	15.14
Less than $75M	470.4	468.6	409.0	353.4	0.37	15.01	33.10
Over $75M	397.5	401.3	400.5	341.9	-0.93	-0.73	16.26
Comparative Indexes							
Dow Jones Industrials	10,139.7	10,435.48	10,543.92	9,233.8	-2.83	-3.01	9.81
S&P 500	1,101.7	1,140.8	1,111.9	990.3	-3.43	-0.92	11.25

All SNL indexes are market-value weighted; i.e., an institution's effect on an index is proportionate to that institution's market capitalization. All SNL thrift indexes, except for the SNL MHC Index, began at 100 on March 30, 1984. The SNL MHC Index began at 201.082 on Dec. 31, 1992, the level of the SNL Thrift Index on that date. On March 30, 1984, the S&P 500 closed at 159.2 and the Dow Jones Industrials stood at 1,164.9.

Mid-Atlantic: DE, DC, MD, NJ, NY, PA, PR; Midwest: IA, IL, IN, KS, KY, MI, MN, MO, ND, NE, OH, SD, WI;
New England: CT, MA, ME, NH, RI, VT; Southeast: AL, AR, FL, GA, MS, NC, SC, TN, VA, WV;
Southwest: CO, LA, NM, OK, TX, UT; West: AZ, AK, CA, HI, ID, MT, NV, OR, WA, WY

Source: SNL Financial

EXHIBIT IV-4
Market Area Acquisition Activity

Exhibit IV-4
Louisiana Thrift Acquisitions 2001-Present

						Target Financials at Announcement						Deal Terms and Pricing at Announcement								
Announce Date	Complete Date	Buyer Short Name		Target Name		Total Assets ($000)	E/A (%)	ROAA (%)	ROAE (%)	NPAs/ Assets (%)	Rsrvs/ NPLs (%)	Deal Value ($M)	Value/ Share ($)	Consid. Type	P/B (%)	P/TB (%)	P/E (x)	P/A (%)	Prem/ Cdeps (%)
06/17/2004	NA	First Federal Bank of LA	LA	First Allen Parish Bancorp, Incorporate	LA	53,325	8.37	0.73	8.98	4.17	32.22	6.6	33.00	Cash	147.00	147.00	17.09	12.31	5.05
03/04/2004	07/02/2004	Teche Holding Co.	LA	St. Landry Financial Corporation	LA	71,314	11.39	0.34	3.06	1.31	NA	10.1	27.00	Cash	124.21	124.21	40.85	14.15	5.21
12/13/2002	05/30/2003	SNB Inc.	LA	Algiers Bancorp, Incorporated	LA	52,659	12.99	0.00	0.00	NA	NA	7.8	15.24	Cash	112.58	112.58	NM	14.83	2.46
09/23/2002	02/28/2003	IBERIABANK Corp.	LA	Acadiana Bancshares, Inc.	LA	312,915	8.86	0.72	8.21	0.08	NA	52.1	39.38	Mixed	165.67	165.67	19.21	16.62	14.40
06/19/2002	03/03/2003	Shay Investment Services Inc.	FL	IBL Bancorp Inc.	LA	31,113	13.41	0.72	5.59	0.59	199.46	5.3	24.00	Cash	121.27	121.27	18.32	17.04	5.61
05/25/2001	11/01/2001	Guaranty Capital Corp.	LA	Federal Savings Bank of Evangeline Pa	LA	23,948	7.02	0.25	3.58	0.92	127.72	3.5	NA	Cash	208.33	208.33	NM	14.61	10.49
				Average:		90,879	10.34	0.46	4.90	1.41	119.80				146.51	146.51	23.87	14.93	7.20
				Median:		52,992	10.13	0.53	4.59	0.92	127.72				135.60	135.60	30.03	14.72	5.41

Source: SNL Finanical, LC.

EXHIBIT IV-5
Home Federal Savings and Loan Association
Director and Senior Management Summary Resumes

Home Federal Savings and Loan Association
Director and Senior Management Summary Resumes

Name	Age	Position with Home Federal Savings and Loan and Principal Occupation During the Past Five Years	Director of Home Federal Savings and Loan Since	Year Term Expires
Walter T. Colquitt III	59	Director. Dentist, Shreveport, Louisiana.	1993	2007
Henry M. Hearne	64	Director. Self employed in the fields of investments and farming.	2000	2006
Daniel R. Herndon	64	Chairman of the Board of Directors since January 1998. President and Chief Executive Officer of Home Federal Savings and Loan since September 1993.	1980	2007
David A. Herndon III	67	Director. Currently retired.	1998	2005
Woodus K. Humphrey	64	Director. Insurance executive, Woodus Humphrey Insurance, Inc., Shreveport, Louisiana.	2001	2005
Scott D. Lawrence	58	Director. President of Southwestern Wholesale, Shreveport, Louisiana since 1980.	1994	2007
Clyde D. Patterson	62	Director. Executive Vice President of Home Federal Savings and Loan since September 1993.	1990	2006
Amos L. Wedgeworth Jr.	78	Director. Currently retired.	1980	2006
Sidney D. York	76	Director. Currently retired.	1977	2005

Executive Officer Who is Not Also a Director

DeNell W. Mitchell, age 49 years, has been the Vice President and Senior Lending Officer of Home Federal Savings and Loan since 1994, and has served with Home Federal Savings and Loan since 1972.

Source: Home Federal's prospectus.

EXHIBIT IV-6
Home Federal Savings and Loan Association
Pro Forma Regulatory Capital Ratios

EXHIBIT IV-6
Home Federal Savings and Loan Association
Pro Forma Regulatory Capital Ratios

	Home Federal Savings Historical at June 30, 2004		Pro Forma at June 30, 2004 Based on: 1,190,000 Shares Sold at $10.00 Per Share		1,400,000 Shares Sold at $10.00 Per Share		1,610,000 Shares Sold at $10.00 Per Share		1,851,500 Shares Sold at $10.00 Per Share	
	Amount	Percent of Assets(1)	Amount	Percent of Assets(1)	Amount	Percent of Assets(1)	Amount	Percent of Assets(1)	Amount	Percent of Assets(1)
					(Dollars in Thousands)					
Capital at Association Level:										
GAAP capital	$11,320	11.83%	$15,452	15.25%	$16,214	15.84%	$16,976	16.42%	$17,853	17.07%
Tier 1 risk-based capital:										
Actual	18,933	70.34%	23,065	82.23%	23,827	84.32%	24,589	86.39%	25,466	88.73%
Requirement	1,077	4.00	1,122	4.00	1,130	4.00	1,139	4.00	1,148	4.00
Excess	$17,856	66.34	$21,943	78.23	$22,697	80.32	$23,450	82.39	$24,318	84.73
Core capital:										
Actual	18,933	19.45%	23,065	22.40%	23,827	22.91%	24,589	23.41%	25,466	23.97%
Requirement	3,893	4.00	4,119	4.00	4,161	4.00	4,202	4.00	4,250	4.00
Excess	$15,040	15.45	$18,946	18.40%	$19,666	18.91	$20,387	19.41	$21,216	19.97
Risk-based capital:										
Actual	19,168	71.21%	23,300	83.06%	24,062	85.15%	24,824	87.21%	25,701	89.55%
Requirement	2,153	8.00	2,244	8.00	2,261	8.00	2,277	8.00	2,296	8.00
Excess	$17,015	63.21%	$21,056	75.06%	$21,801	77.15%	$22,547	79.21%	$23,405	81.55%
Reconciliation of Capital Infused into Home Federal Savings:										
Net proceeds infused			$5,667		$6,700		$7,733		$8,921	
Less:										
Common Stock acquired by employee stock ownership plan			(952)		(1,120)		(1,288)		(1,481)	
Common stock acquired by restricted stock plan			(583)		(686)		(789)		(907)	
Pro forma increase in GAAP and regulatory capital			$4,132		$4,894		$5,656		$6,533	

Source: Home Federal's prospectus.

EXHIBIT IV-7
Home Federal Savings and Loan Association
Pro Forma Analysis Sheet – Fully-Converted Basis

EXHIBIT IV-7
PRO FORMA ANALYSIS SHEET
Home Federal Savings and Loan Association
Prices as of August 27, 2004

Price Multiple		Symbol	Subject (1)	Peer Group Mean	Peer Group Median	Louisiana Companies Mean	Louisiana Companies Median	All Publicly-Traded Mean	All Publicly-Traded Median
Price-earnings ratio		P/E	48.36 x	27.24x	27.87x	14.42x	14.42x	17.44x	16.41x
Price-book ratio	=	P/B	73.83%	99.83%	98.58%	116.06%	116.06%	157.82%	147.30%
Price-assets ratio	=	P/A	27.83%	22.41%	22.11%	13.10%	13.10%	16.77%	14.77%

Valuation Parameters

Pre-Conversion Earnings (Y)	$821,000	ESOP Stock Purchases (E	8.00%	
Pre-Conversion Book Value (B)	$17,309,000	Cost of ESOP Borrowings (	0.00%	(4)
Pre-Conv. Tang. Book Value (B)	$17,309,000	ESOP Amortization (T)	10.00	years(5)
Pre-Conversion Assets (A)	$95,663,000	RRP Amount (M)	4.00%	
Reinvestment Rate (2)(R)	1.38%	RRP Vesting (N)	5.00	years (5)
Est. Conversion Expenses (3)(X)	2.00%	Percentage Sold (PCT)	100.00%	
Tax rate (TAX)	34.00%	Share/Franchise Tax (L)	$142,800	

Calculation of Pro Forma Value After Conversion

1. $V = \frac{P/E * (Y-L)}{1 - P/E * PCT * ((1-X-E-M-F)*R - (1-TAX)*E/T - (1-TAX)*M/N)}$ V= $35,000,000

2. $V = \frac{P/B * (B+Z)}{1 - P/B * PCT * (1-X-E-M-F)}$ V= $35,000,000

3. $V = \frac{P/A * (A+Z)}{1 - P/A * PCT * (1-X-E-M-F)}$ V= $35,000,000

Conclusion	Shares Sold to Public	Price Per Share	Gross Offering Proceeds	Total Shares Issued	Aggregate Market Value of Stock Issued
Minimum	2,975,000	10.00	$29,750,000	2,975,000	$29,750,000
Midpoint	3,500,000	10.00	35,000,000	3,500,000	35,000,000
Maximum	4,025,000	10.00	40,250,000	4,025,000	40,250,000
Supermaximum	4,628,750	10.00	46,287,500	4,628,750	46,287,500

(1) Pricing ratios shown reflect the midpoint value.
(2) Net return reflects a reinvestment rate of 2.09% and a tax rate of 34.0%.
(3) Offering expenses shown at estimated midpoint value.
(4) No cost is applicable since holding company will fund the ESOP loan.
(5) ESOP and MRP amortize over 10 years and 5 years, respectively; amortizationexpenses tax effected at 34.0%.

EXHIBIT IV-8
Home Federal Savings and Loan Association
Pro Forma Effect of Conversion Proceeds – Fully-Converted Basis

Exhibit IV-8
Pro Forma Effect of Conversion Proceeds
Home Federal Savings and Loan Association
At the Minimum

1.	Offering Proceeds	$29,750,000
	Less: Estimated Offering Expenses	595,000
	Net Conversion Proceeds	$29,155,000

2.	Estimated Additional Income from Conversion Proceeds	
	Net Conversion Proceeds	$29,155,000
	Less: Investment in Fixed Assets	0
	Less: Non-Cash Stock Purchases (1)	3,570,000
	Net Proceeds Reinvested	$25,585,000
	Estimated net incremental rate of return	1.38%
	Earnings Increase	$352,919
	Less: State share/franchise tax	131,000
	Less: Estimated cost of ESOP borrowings (2)	0
	Less: Amortization of ESOP borrowings (3)	157,080
	Less: Recognition Plan Vesting (4)	157,080
	Net Earnings Increase	($92,241)

3.	Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
	12 Months ended June 30, 2004 (reported)	$821,000	($92,241)	$728,759
	12 Months ended June 30, 2004 (core)	$633,000	($92,241)	$540,759

4.	Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
	June 30, 2004	$17,309,000	$25,585,000	$0	$42,894,000
		$17,309,000	$25,585,000	$0	$42,894,000

5.	Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
	June 30, 2004	$95,663,000	$25,585,000	$0	$121,248,000

(1) Includes ESOP and MRP stock purchases equal to 8.0% and 4.0% of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 10 years, amortization expense is tax-effected at a 34.0% rate.
(4) RRP is amortized over 5 years, and amortization expense is tax effected at 34.0%.

Exhibit IV-8
Pro Forma Effect of Conversion Proceeds
Home Federal Savings and Loan Association
At the Midpoint

1.	Offering Proceeds	$35,000,000
	Less: Estimated Offering Expenses	700,000
	Net Conversion Proceeds	$34,300,000

2.	Estimated Additional Income from Conversion Proceeds	
	Net Conversion Proceeds	$34,300,000
	Less: Investment in Fixed Assets	0
	Less: Non-Cash Stock Purchases (1)	4,200,000
	Net Proceeds Reinvested	$30,100,000
	Estimated net incremental rate of return	1.38%
	Earnings Increase	$415,199
	Less: State share/franchise tax	142,800
	Less: Estimated cost of ESOP borrowings (2)	0
	Less: Amortization of ESOP borrowings (3)	184,800
	Less: Recognition Plan Vesting (4)	184,800
	Net Earnings Increase	($97,201)

3.	Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
	12 Months ended June 30, 2004 (reported)	$821,000	($97,201)	$723,799
	12 Months ended June 30, 2004 (core)	$633,000	($97,201)	$535,799

4.	Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
	June 30, 2004	$17,309,000	$30,100,000	$0	$47,409,000
	June 30, 2004	$17,309,000	$30,100,000	$0	$47,409,000

5.	Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
	June 30, 2004	$95,663,000	$30,100,000	$0	$125,763,000

(1) Includes ESOP and MRP stock purchases equal to 8.0% and 4.0% of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 10 years, amortization expense is tax-effected at a 34.0% rate.
(4) RRP is amortized over 5 years, and amortization expense is tax effected at 34.0%.

Exhibit IV-8
Pro Forma Effect of Conversion Proceeds
Home Federal Savings and Loan Association
At the Maximum Value

1.	Offering Proceeds	$40,250,000
	Less: Estimated Offering Expenses	805,000
	Net Conversion Proceeds	$39,445,000

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$39,445,000
Less: Investment in Fixed Assets	0
Less: Non-Cash Stock Purchases (1)	4,830,000
Net Proceeds Reinvested	$34,615,000
Estimated net incremental rate of return	1.38%
Earnings Increase	$477,479
Less: State share/franchise tax	152,800
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	212,520
Less: Recognition Plan Vesting (4)	212,520
Net Earnings Increase	($100,361)

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2004 (reported)	$821,000	($100,361)	$720,639
12 Months ended June 30, 2004 (core)	$633,000	($100,361)	$532,639

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
June 30, 2004	$17,309,000	$34,615,000	$0	$51,924,000
June 30, 2004	$17,309,000	$34,615,000	$0	$51,924,000

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
June 30, 2004	$95,663,000	$34,615,000	$0	$130,278,000

(1) Includes ESOP and MRP stock purchases equal to 8.0% and 4.0% of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 10 years, amortization expense is tax-effected at a 34.0% rate.
(4) RRP is amortized over 5 years, and amortization expense is tax effected at 34.0%.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Home Federal Savings and Loan Association
At the Supermaximum Value

1.	Offering Proceeds	$46,287,500
	Less: Estimated Offering Expenses	925,750
	Net Conversion Proceeds	$45,361,750

2.	Estimated Additional Income from Conversion Proceeds	
	Net Conversion Proceeds	$45,361,750
	Less: Cash Contribution to Foundation	0
	Less: Non-Cash Stock Purchases (1)	5,554,500
	Net Proceeds Reinvested	$39,807,250
	Estimated net incremental rate of return	1.38%
	Earnings Increase	$549,101
	Less: State share/franchise tax	161,500
	Less: Estimated cost of ESOP borrowings (2)	0
	Less: Amortization of ESOP borrowings (3)	244,398
	Less: Recognition Plan Vesting (4)	244,398
	Net Earnings Increase	($101,195)

3.	Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
	12 Months ended June 30, 2004 (reported)	$821,000	($101,195)	$719,805
	12 Months ended June 30, 2004 (core)	$633,000	($101,195)	$531,805

4.	Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
	June 30, 2004	$17,309,000	$39,807,250	$0	$57,116,250
	0	$17,309,000	$39,807,250	$0	$57,116,250

5.	Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
	June 30, 2004	$95,663,000	$39,807,250	$0	$135,470,250

(1) Includes ESOP and MRP stock purchases equal to 8.0% and 4.0% of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 10 years, amortization expense is tax-effected at a 34.0% rate.
(4) RRP is amortized over 5 years, and amortization expense is tax effected at 34.0%.

EXHIBIT IV-9
Peer Group Core Earnings Analysis

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Core Earnings Analysis
Comparable Institution Analysis
For the Twelve Months Ended June 30, 2004

		Net Income to Common ($000)	Less: Net Gains(Loss) ($000)	Tax Effect @ 34% $000)	Less: Extd Items ($000)	Estimated Core Income to Common ($000)	Shares ($000)	Estimated Core EPS ($)
Comparable Group								
ALLB	Alliance Bank MHC of PA (20.0)	2,404	-23	8	0	2,389	3,441	0.69
BCSB	BCSB Bankcorp MHC of MD (36.4)	626	-76	26	0	576	5,899	0.10
GOV	Gouverneur Bcp MHC of NY(42.5)	832	-66	22	0	788	2,283	0.35
GCBC	Green Co Bcrp MHC of NY (43.9)	2,913	-4	1	0	2,910	2,054	1.42
JXSB	Jcksnville Bcp MHC of IL(46.8)	687	-306	104	0	485	1,952	0.25
ONFC	Oneida Fincl MHC of NY (42.4)	2,997	-645	219	0	2,571	7,488	0.34
PBHC	Pathfinder BC MHC of NY (35.3)	1,488	-704	239	0	1,023	2,448	0.42
ROME	Rome Bncp Inc MHC of NY (38.5)	1,516	595	-202	0	1,909	4,233	0.45
WCFB	Wbstr Cty Fed MHC of IA (39.0)	1,144	0	0	0	1,144	3,772	0.30
WFD	Westfield Finl MHC of MA(46.5)	5,764	-1,164	396	0	4,996	10,057	0.50

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT IV-10
Home Federal Savings and Loan Association
Pro Forma Analysis Sheet – Minority Stock Offering

EXHIBIT IV-10
PRO FORMA ANALYSIS SHEET
Home Federal Savings and Loan Association
Prices as of August 27, 2004

				Peer Group		Louisiana Companies		All Publicly-Traded	
Price Multiple		Symbol	Subject (1)	Mean	Median	Mean	Median	Mean	Median
Price-earnings ratio		P/E	47.23 x	26.37x	26.36x	14.42x	14.42x	17.44x	16.41x
Price-book ratio	=	P/B	121.51%	218.55%	206.73%	116.06%	116.06%	157.82%	147.30%
Price-assets ratio	=	P/A	32.66%	25.96%	24.88%	13.10%	13.10%	16.77%	14.77%

Valuation Parameters

Pre-Conversion Earnings (Y)(2)	$820,000	ESOP Stock Purchases (E)	8.00%	(6)
Pre-Conversion Book Value (B)(:	$17,209,000	Cost of ESOP Borrowings (!	0.00%	(7)
Pre-Conv. Tang. Book Value (B)(	$17,209,000	ESOP Amortization (T)	15.00	years
Pre-Conversion Assets (A)(3)	$95,563,000	RRP Amount (M)	4.90%	
Reinvestment Rate (4)(R)	1.38%	RRP Vesting (N)	5.00	years (6)
Est. Conversion Expenses (5)(X)	4.29%	Percentage Sold (PCT)	40.00%	
Tax rate (TAX)	34.00%	Shares Tax (L)	$99,000	

Calculation of Pro Forma Value After Conversion

1. $V = \frac{P/E * (Y-L)}{1 - P/E * PCT * ((1-X-E-M-F)*R - (1-TAX)*E/T - (1-TAX)*M/N)}$ V= $35,000,000

2. $V = \frac{P/B * (B+Z)}{1 - P/B * PCT * (1-X-E-M-F)}$ V= $35,000,000

3. $V = \frac{P/A * (A+Z)}{1 - P/A * PCT * (1-X-E-M-F)}$ V= $35,000,000

Conclusion	Shares Issued t MHC	Shares Sold to Public	Price Pe Share	Gross Offering Proceeds
Minimum	1,785,000	1,190,000	10.00	$11,900,000
Midpoint	2,100,000	1,400,000	10.00	14,000,000
Maximum	2,415,000	1,610,000	10.00	16,100,000
Supermaximum	2,777,249	1,851,500	10.00	18,515,000

(1) Pricing ratios shown reflect the midpoint value.
(2) Adjusted for loss of income earned on $100,000 used for capitalization of the MHC.
(3) Excludes $100,000 of funds used for capitalizing the MHC.
(4) Net return reflects a reinvestment rate of 2.09% and a tax rate of 34.0%.
(5) Offering expenses shown at estimated midpoint value.
(6) ESOP and MRP amortize over 15 years and 5 years, respectively; amortizationexpenses tax effected at 34.0%.
(7) No cost is applicable since holding company will fund the ESOP loan.

EXHIBIT IV-11
Home Federal Savings and Loan Association
Pro Forma Effect of Conversion Proceeds – Minority Stock Offering

Exhibit IV-11
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Home Federal Savings and Loan Association
At the Minimum

1.	Offering Proceeds	$11,900,000
	Less: Estimated Offering Expenses	566,190
	Net Conversion Proceeds	$11,333,810

2.	Estimated Additional Income from Conversion Proceeds	
	Net Conversion Proceeds	$11,333,810
	Less: Investment in Fixed Assets	0
	Less: Non-Cash Stock Purchases (1)	1,535,100
	Net Proceeds Reinvested	$9,798,710
	Estimated net incremental rate of return	1.38%
	Earnings Increase	$135,163
	Less: State share/franchise tax	95,000
	Less: Estimated cost of ESOP borrowings (2)	0
	Less: Amortization of ESOP borrowings (3)	41,888
	Less: Recognition Plan Vesting (4)	76,969
	Net Earnings Increase	($78,694)

		Before Conversion	Net Earnings Increase	After Conversion
3.	Pro Forma Earnings			
	12 Months ended June 30, 2004 (reported)	$820,000	($78,694)	$741,306
	12 Months ended June 30, 2004 (core)	$632,000	($78,694)	$553,306

		Before Conversion	Net Cash Proceeds	Tax Benefit Of Contributior	After Conversion
4.	Pro Forma Net Worth				
	June 30, 2004	$17,209,000	$9,798,710	$0	$27,007,710
	June 30, 2004 (Tangible)	$17,209,000	$9,798,710	$0	$27,007,710

		Before Conversion	Net Cash Proceeds	Tax Benefit Of Contributior	After Conversion
5.	Pro Forma Assets				
	June 30, 2004	$95,563,000	$9,798,710	$0	$105,361,710

(1) Includes ESOP and MRP stock purchases equal to 8.0% and 4.0% of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 15 years, amortization expense is tax-effected at a 34.0% rate.
(4) MRP is amortized over 5 years and amortization expense is tax effected at a 34.0% rate.

Exhibit IV-11
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Home Federal Savings and Loan Association
At the Midpoint

1.	Offering Proceeds	$14,000,000
	Less: Estimated Offering Expenses	600,000
	Net Conversion Proceeds	$13,400,000

2.	Estimated Additional Income from Conversion Proceeds	
	Net Conversion Proceeds	$13,400,000
	Less: Investment in Fixed Assets	0
	Less: Non-Cash Stock Purchases (1)	1,806,000
	Net Proceeds Reinvested	$11,594,000
	Estimated net incremental rate of return	1.38%
	Earnings Increase	$159,928
	Less: State share/franchise tax	99,000
	Less: Estimated cost of ESOP borrowings (2)	0
	Less: Amortization of ESOP borrowings (3)	49,280
	Less: Recognition Plan Vesting (4)	90,552
	Net Earnings Increase	($78,904)

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2004 (reported)	$820,000	($78,904)	$741,096
12 Months ended June 30, 2004 (core)	$632,000	($78,904)	$553,096

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contributior	After Conversion
June 30, 2004	$17,209,000	$11,594,000	$0	$28,803,000
June 30, 2004 (Tangible)	$17,209,000	$11,594,000	$0	$28,803,000

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contributior	After Conversion
June 30, 2004	$95,563,000	$11,594,000	$0	$107,157,000

(1) Includes ESOP and MRP stock purchases equal to 8.0% and 4.0% of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 15 years, amortization expense is tax-effected at a 34.0% rate.
(4) MRP is amortized over 5 years and amortization expense is tax effected at a 34.0% rate.

Exhibit IV-11
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Home Federal Savings and Loan Association
At the Maximum

1.	Offering Proceeds	$16,100,000
	Less: Estimated Offering Expenses	633,810
	Net Conversion Proceeds	$15,466,190

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$15,466,190
Less: Investment in Fixed Assets	0
Less: Non-Cash Stock Purchases (1)	2,076,900
Net Proceeds Reinvested	$13,389,290
Estimated net incremental rate of return	1.38%
Earnings Increase	$184,692
Less: State share/franchise tax	104,000
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	56,672
Less: Recognition Plan Vesting (4)	104,135
Net Earnings Increase	($80,115)

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2004 (reported)	$820,000	($80,115)	$739,885
12 Months ended June 30, 2004 (core)	$632,000	($80,115)	$551,885

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contributior	After Conversion
June 30, 2004	$17,209,000	$13,389,290	$0	$30,598,290
June 30, 2004 (Tangible)	$17,209,000	$13,389,290	$0	$30,598,290

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contributior	After Conversion
June 30, 2004	$95,563,000	$13,389,290	$0	$108,952,290

(1) Includes ESOP and MRP stock purchases equal to 8.0% and 4.0% of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 15 years, amortization expense is tax-effected at a 34.0% rate.
(4) MRP is amortized over 5 years and amortization expense is tax effected at a 34.0% rate.

Exhibit IV-11
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Home Federal Savings and Loan Association
At the Supermaximum Value

1.	Offering Proceeds	$18,515,000
	Less: Estimated Offering Expenses	672,692
	Net Conversion Proceeds	$17,842,308

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$17,842,308
Less: Investment in Fixed Assets	0
Less: Non-Cash Stock Purchases (1)	2,388,435
Net Proceeds Reinvested	$15,453,873
Estimated net incremental rate of return	1.38%
Earnings Increase	$213,171
Less: State share/franchise tax	109,000
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	65,173
Less: Recognition Plan Vesting (4)	119,755
Net Earnings Increase	($80,757)

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2004 (reported)	$820,000	($80,757)	$739,243
12 Months ended June 30, 2004 (core)	$632,000	($80,757)	$551,243

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contributior	After Conversion
June 30, 2004	$17,209,000	$15,453,873	$0	$32,662,873
June 30, 2004 (Tangible)	$17,209,000	$15,453,873	$0	$32,662,873

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contributior	After Conversion
June 30, 2004	$95,563,000	$15,453,873	$0	$111,016,873

(1) Includes ESOP and MRP stock purchases equal to 8.0% and 4.0% of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 15 years, amortization expense is tax-effected at a 34.0% rate.
(4) MRP is amortized over 5 years and amortization expense is tax effected at a 34.0% rate.

EXHIBIT V-1
RP Financial, LC.
Firm Qualifications Statement

RP Financial provides financial and management consulting and valuation services to the financial services industry nationwide. RP Financial establishes long-term client relationships through its wide array of services, emphasis on quality and timeliness, hands-on involvement by our principals and senior consulting staff, careful structuring of strategic plans and transactions and providing sophisticated valuation analyses consistent with accepted valuation practices. RP Financial's staff draws from backgrounds in consulting, regulatory agencies and investment banking.

STRATEGIC AND CAPITAL PLANNING

RP Financial's strategic and capital planning services are designed to provide effective workable plans with quantifiable results. In this regard, RP Financial analyzes strategic options to enhance shareholder value or other established objectives. Our planning services involve conducting situation analyses; establishing mission statements, strategic goals and objectives; and identifying strategies for enhancement of franchise value, capital management and planning, earnings improvement and operational issues. Strategy development typically includes the following areas: capital formation and management, asset/liability targets, profitability, return on equity and market value of stock. Our proprietary financial simulation model provides the basis for evaluating the financial impact of alternative strategies and assessing the feasibility/compatibility of such strategies with regulations and/or other guidelines.

MERGER AND ACQUISITION SERVICES

RP Financial's merger and acquisition (M&A) services include targeting candidates and potential acquirors, assessing acquisition merit, conducting detailed due diligence, negotiating and structuring transactions, preparing merger business plans and financial simulations, rendering fairness opinions and assisting in implementing post-acquisition strategies. Through our financial simulations, comprehensive in-house data bases, valuation expertise and regulatory knowledge, RP Financial's M&A consulting focuses on structuring transactions to enhance shareholder returns.

VALUATION SERVICES

RP Financial's extensive valuation practice includes valuations for a variety of purposes including mergers and acquisitions, thrift mutual-to-stock conversions, insurance company demutualizations, ESOPs, subsidiary companies, mark-to-market transactions and various other corporation valuation requirements. Our principals and staff are highly experienced in performing valuation appraisals which conform with regulatory guidelines and appraisal industry standards. RP Financial is the nation's leading valuation firm for mutual-to-stock conversions of thrift institutions.

OTHER CONSULTING SERVICES AND DATA BASES

RP Financial offers other services including branching and diversification strategies, feasibility studies and special research studies. RP Financial assists banks and thrifts prepare CRA plans and applications for Community Development Entity ("CDE") certification and New Markets Tax Credit ("NMTC") allocation. RP Financial's consulting services are aided by its in-house data bases resources and proprietary valuation and financial simulation models.

RP Financial's Key Personnel (Years of Relevant Experience)

Ronald S. Riggins, Managing Director (23)
William E. Pommerening, Managing Director (19)
Gregory E. Dunn, Senior Vice President (21)
James P. Hennessey, Senior Vice President (18)
James J. Oren, Senior Vice President (16)